Form 20-F
period 2024-12-31
Nature Wood Group Ltd
filed 2025-05-01
CIK 1948294

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Hubei Song, Chief Executive Officer

Telephone: +86 13535839308

Email: albert@nature-wood.com

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

132,425,321 ordinary shares were outstanding as of December 31, 2024

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless we indicate otherwise, references in this report to:

●	“ADSs” are to American depositary shares, each of which represents eight ordinary shares;

●	“BVI” are to the British Virgin Islands;

●	“BVI Act” are to BVI Business Companies Act, 2004 as amended from time to time

●	“FSC” are to the Forest Stewardship Council;

●	“Hong Kong” are to the Hong Kong Special Administrative Region in the People’s Republic of China;

●	“IPO” are to the Company’s initial public offering which was consummated on September 14, 2023;

●	“Macau” are to the Macao Special Administrative Region in the People’s Republic of China;

●	“Operating Subsidiaries” are to Swift Top Capital Resources Limited, Parquet Nature (France) S.A.R.L., Choi Chon Investment Company Limited, South American Wood S.A.C., Grupo Maderero Amaz S.A.C., E&T Forestal S.A.C., Nuevo San Martin S.A.C., Sepahua Tropical Forest S.A.C., Maderera Industrial Isabelita S.A.C., Latinoamerican Forest S.A.C. and Nature Carbon Sink Limited, each a subsidiary of our Company;

●	“Ordinary Shares” are to the ordinary shares of our Company, par value of $0.001 per share;

●	“Our Board” are to the board of Directors;

●	“our Company” are to Nature Wood Group Limited, the holding company incorporated in the BVI;

●	“our Forests” are to parcels of land in Peru with an aggregate area of approximately 615,333 hectares, of which our Group owned the natural forest concessions and cutting rights for the exploitation of timber, as at December 31, 2024;

●	“our Group”, “the Group”, “we”, “us” and “our” are to our Company and its subsidiaries; where the discussions in the context relate to business operations and/or financial performance, then the terms “Company”, “we”, “us”, “our”, “our Company”, “our Group”, “the Group” and “our business” refer to the business operations and/or financial performance of the Operating Subsidiaries;

●	“our Director(s)” are to the director(s) of our Company;

●	“PEFC” are to Programme for the Endorsement of Forest Certification;

●	“PRC” or “China” are to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan for the purposes of this report only;

●	“RMB” or “Renminbi” are to the legal currency of China;

●	“sawn timber” are to square timber and commercial materials;

●	“$”, “USD”, “US$” or “U.S. dollars” are to the legal currency of the United States;

●	“HKD” or “HK$” are to the legal currency of Hong Kong;

●	“EUR” are to the legal currency of the European Union;

●	“MOP” are to the legal currency of Macau;

●	“SOL” or “S/” are to the legal currency of Peru.

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

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

You should carefully consider each of the following risks and all the other information contained in this 2024 20-F Report in evaluating us and our common stock. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. Our business, financial condition, results of operations and cash flows could be materially and adversely affected by these risks, and, as a result, the trading price of our common stock could decline. We have in the past been adversely affected by certain of, and may in the future be affected by, these risks. You should not interpret the disclosure of any risk factor to imply that the risk has not already materialized.

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

We depend on certain major customers.

For each of the years ended December 31, 2024, 2023 and 2022, we had a total of 119, 143 and 158 customers respectively, which had purchased our wood products. Our five largest customers during the respective periods accounted for approximately 50.9%, 53.2% and 55.3% of our total turnover respectively; whilst our largest customer accounted for approximately 17.4%, 28.2% and 19.5% of our total turnover respectively.

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

We cannot assure you that we will be able to retain or renew our existing FSC certificates or obtain new certificates. If we are unable to renew or retain certificates, our business, results of operations and financial condition will be materially and adversely affected.

Our inability to acquire enough immediately harvestable forests may affect our ability to meet demand.

As at December 31, 2024, our Forests covered an area of approximately 615,333 hectares. We rely on acquisitions of new forests to increase our timber supply, particularly new forests which are immediately harvestable. There can be no assurance that we will be able to acquire sufficient immediately harvestable forests in the future to keep up with demand. If we cannot do so, our business, financial condition and results of operation may be materially adversely affected.

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

We are subject to risks related to U.S. tariffs imposed on imports.

We are subject to risks related to U.S. tariffs imposed on imports. Since March 2025, the United States government has imposed tariffs on various imports to strengthen its domestic production. In particular, the U.S. imposed duty on imports of wood products as of March 25, 2025. For the years ended December 31, 2024 and 2023, 7.7% and 0.4% of our total revenue were generated from customers located in North American. These tariffs may lead to increase in costs for our wood products, compressing our profit margins and causing potential disruptions in our supply chain that could hinder production. Market volatility and fluctuations in consumer demand may adversely affect our sales, coupled with the complexities of regulatory compliance. Furthermore, retaliatory actions from Peru, France and China could restrict our export opportunities, creating challenges for our long-term strategic planning. As such, the imposition of U.S tariffs on imports could materially impact on our financial performance and operational stability.

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

The major raw materials used to produce our wood products are logs and wooden materials. However, our Group has not entered into any long-term supply contracts with our suppliers. In the event that the ban on commercial logging is imposed by the French government or the places where our suppliers are located or natural disasters, the supply of timber for the production of our wood products and the hosting of timber auctions may be affected. It is therefore possible that our Group will not be able to purchase sufficient raw materials from our suppliers, in a timely manner and on commercially acceptable terms, or at all.

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

We sell a range of logs and flooring primarily in Hong Kong and Macau respectively. Our subsidiaries in Hong Kong and Macau have not collected or stored any data (including certain personal information) from PRC individuals. As a result, the likelihood of us being subject to the review of the CAC is remote.

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

We may in the future depend on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries or depend on our assets located in China or Hong Kong or Macau for our cash and financing requirements. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in the availability of foreign currency may then restrict the ability of our PRC subsidiary to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. Therefore, to the extent cash or assets in our business is in the PRC or Hong Kong or Macau or in our PRC or Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiaries by the PRC government to transfer cash or assets.

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

For the years ended December 31, 2024, 2023 and 2022 and up to the date of this report, we did not declare or pay any dividends. We cannot guarantee when, if, or in what form, dividends will be paid on the ADSs following the listing. A declaration of dividends must be proposed by our board of directors and will be based on, and limited by, various factors, including our business and financial performance, capital and regulatory requirements and general business conditions. Furthermore, we may not have sufficient profits to make dividend distributions to our shareholders in the future, even if our financial statements prepared in accordance with IFRS indicate that our operations have been profitable.

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

4.A. History and Development of the Company

With more than 15 years of experience in forest land operation, our Group has become a diversified enterprise integrating the production and sales of a range of wood products, including logs, decking, flooring, sawn timber and carbon credits. Our Group has a supply chain throughout USA, South America, Africa and Europe, owning natural forest concessions and cutting rights for the exploitation of timbers of forests in Peru which covered an area of approximately 615,333 hectares and two wood processing facilities in Peru as of December, 2024.

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

Mr. Se Hok Pan
Easy Bliss Limited (a BVI company)
Mr. Chan Wing Luk
Mr. Huang Qing Cai
Other shareholders
1.6%
68.6%
5.7 %
5.7 %
11.2 %
NATURE WOOD GROUP LIMITED (a BVI company)
100%
100%
Nature Flooring (Europe) Company Limited (a BVI company)
Nature Carbon Sink Limited (a BVI company)
Peru Forestry Management Co., Limited (a Hong Kong company)
100%
Swift Top Capital Resources Limited (a Hong Kong company)
100%
99%
1%
100%
96.67%
3.33%
Parquet Nature (France) S.A.R.L. (a French company)
Foshan City Linjia Keji Company Limited (a PRC company)
Choi Chon Investment Company Limited (a Macau company)
Peru Forestry Investments Co., Limited (a Hong Kong company)
Peruvian Forestry Investments Co., Limited (Hong Kong company)
Double Castle Holdings Limited (a Hong Kong company)
Jumbo Sources Holdings Limited (a Hong Kong company)
One Talent Enterprises Limited (a Hong Kong company)
Allied Kingdom Enterprises Limited (a Hong Kong company)
Golden Vast Development Limited (a Hong Kong company)
Stars Max Development Limited (a Hong Kong company)
99%
1%
South American Wood S.A.C. (a Peru company)(1)
Grupo Maderero Amaz S.A.C. (a Peru company)(2)
Zhang Hermanos S.A.C. (a Peru company)
E & T Forestal S.A.C. (a Peru company)(3)
Nuevo San Martin S.A.C. (a Peru company)(4)
Sepahua Tropical Forest S.A.C. (a Peru company)(5)
Maderera Industrial Isabelita S.A.C. (a Peru company)(6)
Latinoamerican Forest S.A.C. (a Peru company)(7)
Maderera Verde Peru S.A.C. (a Peru company)(8)

All of the entities held by our Group below are direct or indirect subsidiaries of our Company.

Notes:

1.	South American Wood S.A.C. is held 99% by Peru Forestry Investments Co. and 1% by Peruvian Forestry Investments Co., Limited.

2.	Grupo Maderero Amaz S.A.C. is held 96.95% by Peru Forestry Investments Co. and 3.05% by Peruvian Forestry Investments Co., Limited.

3.	E&T Forestal S.A.C. is held 25% by One Talent Enterprises Limited and 75% by Allied Kingdom Enterprises Limited.

4.	Nuevo San Martin S.A.C. is held 0.01% by One Talent Enterprises Limited and 99.99% by Allied Kingdom Enterprises Limited.

5.	Sepahua Tropical Forest S.A.C. is held 99.999% by One Talent Enterprises Limited and 0.001% by Allied Kingdom Enterprises Limited.

6.	Maderera Industrial Isabelita S.A.C. is held 74.98% by Golden Vast Development Limited and 25.02% by Star Max Development Limited.

7.	Latinoamerican Forest S.A.C. is held 75% by Golden Vast Development Limited and 25% by Star Max Development Limited.

8.	Maderera Verde Peru S.A.C. is held 70% by Golden Vast Development Limited and 30% by other minority shareholders.

Our Subsidiaries

Branching from our corporate structure above, our subsidiaries as of the date of this prospectus are set forth in the table below.

Name	Background	Ownership	Principal Activities
Nature Carbon Sink Limited	A BVI company incorporated on April 18, 2024	100% owned by our Company	Trading of carbon credits
Nature Flooring (Europe) Company Limited	A BVI company incorporated on October 4, 2011	100% owned by our Company	Investment holding
Peru Forestry Management Co., Limited	A Hong Kong company incorporated on December 20, 2016	100% owned by our Company	Investment holding
Swift Top Capital Resources Limited	A Hong Kong company incorporated on November 20, 2012	100% owned by Nature Flooring (Europe) Company Limited	Trading of logs
Parquet Nature (France) S.A.R.L.	A French company incorporated on August 21, 2012	Owned as to 99% and 1% by Nature Flooring (Europe) Company Limited and Swift Top Capital Resources Limited, respectively	Trading of logs
Foshan City Linjia Technology Company Limited	A PRC company incorporated on December 20, 2018	100% owned by Swift Top Capital Resources Limited	IT consultancy, and business consultancy
Choi Chon Investment Company Limited	A Macau company incorporated on March 12, 2015	Owned as to 96.67% and 3.33% by Swift Top Capital Resources Limited and Nature Flooring (Europe) Company Limited, respectively	Trading of wood products
Peru Forestry Investments Co., Limited	A Hong Kong company incorporated on September 23, 2016	100% owned by Peru Forestry Management Co., Limited	Investment holding
Peruvian Forestry Investments Co., Limited	A Hong Kong company incorporated on September 23, 2016	100% owned by Peru Forestry Management Co., Limited	Investment holding
Double Castle Holdings Limited	A Hong Kong company incorporated on November 15, 2016	100% owned by Peru Forestry Management Co., Limited	Investment holding
Jumbo Sources Holdings Limited	A Hong Kong company incorporated on November 15, 2016	100% owned by Peru Forestry Management Co., Limited	Investment holding and holding of trademarks
One Talent Enterprises Limited	A Hong Kong company incorporated on January 10, 2017	100% owned by Peru Forestry Management Co., Limited	Investment holding
Allied Kingdom Enterprises Limited	A Hong Kong company incorporated on November 15, 2016	100% owned by Peru Forestry Management Co., Limited	Investment holding
Golden Vast Development Limited	A Hong Kong company incorporated on January 10, 2017	100% owned by Peru Forestry Management Co., Limited	Investment holding
Stars Max Development Limited	A Hong Kong company incorporated on November 15, 2016	100% owned by Peru Forestry Management Co., Limited	Investment holding
South American Wood S.A.C.	A Peruvian company incorporated on December 16, 2019	Owned as to 99% and 1% by Peru Forestry Investments Co., Limited and Peruvian Forestry Investments Co., Limited, respectively	Trading of wood products
Grupo Maderero Amaz S.A.C.	A Peruvian company incorporated on July 27, 2016	Owned as to 96.95% and 3.05% by Peru Forestry Investments Co., Limited and Peruvian Forestry Investments Co., Limited, respectively	Trading of wood products
Zhang Hermanos S.A.C.	A Peruvian company incorporated on March 3, 2014	Owned as to 99% and 1% by Double Castle Holdings Limited and Jumbo Sources Holdings Limited, respectively	Inactive
E&T Forestal S.A.C.	A Peruvian company incorporated on May 2, 2014	Owned as to 25% and 75% by One Talent Enterprises Limited and Allied Kingdom Enterprises Limited, respectively	Manufacturing of wood products and holding of concession rights
Nuevo San Martin S.A.C.	A Peruvian company incorporated on June 5, 2002	Owned as to 0.01% and 99.99% by One Talent Enterprises Limited and Allied Kingdom Enterprises Limited, respectively	Manufacturing and trading of wood products and holding of concession rights
Sepahua Tropical Forest S.A.C.	A Peruvian company incorporated on June 5, 2002	Owned as to 99.999% and 0.001% by One Talent Enterprises Limited and Allied Kingdom Enterprises Limited, respectively	Holding of concession rights
Maderera Industrial Isabelita S.A.C.	A Peruvian company incorporated on February 22, 2002	Owned as to 74.98% and 25.02% by Golden Vast Development Limited and Stars Max Development Limited, respectively	Trading of wood products and holding of concession rights
Latinoamerican Forest S.A.C.	A Peruvian company incorporated on March 31, 2022	Owned as to 75% and 25% by Golden Vast Development Limited and Stars Max Development Limited, respectively	Trading of wood products
Maderera Verde Peru S.A.C.	A Peruvian company incorporated on October 29, 2024	Owned as to 70% and 30% by Golden Vast Development Limited and minority shareholders, respectively	Manufacturing and trading of wood products

4.B. Business Overview

BUSINESS

Overview

We are a global leading vertically-integrated forestry company headquartered in Macau that focuses on FSC business operations. Our operations cover both up-stream forest management and harvesting, and down-stream wood-processing and distribution. We offer a broad line of products, including logs, decking, flooring and sawn timber, primarily through our sales network in Europe, South Asia, South America, North America and China.

Our Group owns concession rights of forests in Peru which covered an area of approximately 615,333 hectares as of December 31, 2024. Cumaru and Estoraque are valuable hardwood timber which produce strong and durable wood that are well suited for high value markets. In particular, Cumaru is commonly used for producing flooring, decking and other construction materials, while Estoraque is commonly used for producing flooring and furniture.

Our Competitive Strengths

We believe the following strengths have contributed to our success:

Large, sustainable and high-quality forest resources base.

We have a large, sustainable and high-quality forest resource base consisting of forests covering a gross area of approximately 615,333 hectares through the acquisition of concession rights, and each of the concession rights is renewable for a total term of 20 years.

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

Through Mr. Se’s involvement, we have built a strong team of experienced professionals in operations, forest management, general management and financial management through years of operation. The key members of our management team (including our chief executive officer, Mr. Hubei Song) have an average of 10 years’ experience in the wood industry. Further, our head of forest engineer, Mr. Richard Elvis Reategui Guzman, has over 19 years of experience in FSC forest management and production. Their keen business insight developed from years of experience in the wood industry enables us to discover and grasp potential business opportunities more quickly.

Our Products

We sell a broad line of products, including logs, decking, flooring, sawn timber, recycled charcoal, synthesized charcoal, machine-made charcoal and essential oils. The table below sets out our revenue by product type during the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31, 2024		For the year ended December 31, 2023		For the year ended December 31, 2022
	(‘000)%		(‘000)%		(‘000)%
Logs	13,533	62.8%	$10,415	40.9%	$27,798	50.2%
Flooring	1,953	9.1%	6,049	23.8%	11,993	21.7%
Decking	5,712	26.5%	7,658	30.1%	13,800	24.9%
Sawn timber	336	1.5%	1,335	5.2%	1,748	3.2%
Carbon credits	6	0.1%	-	-%	-	-%
Total	$21,539	100.0%	$25,457	100.0%	$55,339	100.0%

Customers

During the years ended December 31, 2024, 2023 and 2022, we sold our wood products principally to our customers located in China, Europe, South America, North America and Southeast Asia. The following table sets out our revenue by the location of our customers:

	For the year ended December 31, 2024		For the year ended December 31 2023		For the year ended December 31 2022
	$ (‘000)%		$ (‘000)%		$ (‘000)%
Location of customers
China	10,676	49.6	15,492	60.9	37,861	68.4
Europe	4,557	21.2	8,095	31.8	15,278	27.6
South America	1,668	2.6	1,365	5.4	1,532	2.8
North America	554	7.7	110	0.4	37	0.1
Asia	4,057	18.8	395	1.5	631	1.1
Africa	27	0.1	-	-	-	-

Total	21,539	100.0	$25,457	100.0	$55,339	100.0

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

Properties

Our headquarters are located at Avenida da Amizade no. 1287, Chong Fok Centro Comercial, 13 E Macau S.A.R. The following table sets forth the location, use and size of our owned and leased facilities as of December 31, 2024:

Location	Use	Leased/Owned	Approximate Area
Lima, Peru	Office	Owned	619 m2
Pucallpa, Peru	Factory for production	Owned	4.3 hectares
Iberia, Peru	Factory for production	Leased	10 hectares
Val de Marne, France	Office	Leased	60 m2
Guangdong, China	Office	Leased	318 m2
Dalian, China	Office/Dormitory	Leased	66 m2

Intellectual Property

As of December 31, 2024, we registered the following trademark(s) in various jurisdiction:

Trademark	Registration number	Name of registrant	Class	Place/ organization of registration	Date of registration	Expiry date

	304974670	Jumbo Sources Holdings Limited	4, 19, 20 35	Hong Kong	June 27, 2019	June 26, 2029
	304854006	Jumbo Sources Holdings Limited	4, 19, 20, 35	Hong Kong	March 12, 2019	March 11, 2029
	304853999	Jumbo Sources Holdings Limited	4, 19, 20, 35	Hong Kong	March 12, 2019	March 11, 2029
	304848391	Jumbo Sources Holdings Limited	4, 19, 20	Hong Kong	March 6, 2019	March 5, 2029
	304672909	Jumbo Sources Holdings Limited	4, 19, 20, 35	Hong Kong	September 18, 2018	September 17, 2028
	104238	Jumbo Sources Holdings Limited	4, 19, 20	Organisation Africaine de Propriété Intellectuelle	September 27, 2018	September 27, 2028
	104237	Jumbo Sources Holdings Limited	35, 44	Organisation Africaine de Propriété Intellectuelle	September 27, 2018	September 27, 2028
	1951226	Jumbo Sources Holdings Limited	35	Mexico	September 18, 2018	September 18, 2028
	1951224	Jumbo Sources Holdings Limited	20	Mexico	September 18, 2018	September 18, 2028
	1951222	Jumbo Sources Holdings Limited	19	Mexico	September 18, 2018	September 18, 2028
	1951221	Jumbo Sources Holdings Limited	4	Mexico	September 18, 2018	September 18, 2028
	3951071	Jumbo Sources Holdings Limited	2, 19, 20, 35	India	September 20, 2018	September 20, 2028

32721353	Jumbo Sources Holdings Limited	4	PRC	April 28, 2019	April 27, 2029
32719850	Jumbo Sources Holdings Limited	44	PRC	April 28, 2019	April 27, 2029
32706736	Jumbo Sources Holdings Limited	19	PRC	April 14, 2019	April 13, 2029
32724193	Jumbo Sources Holdings Limited	20	PRC	June 21, 2019	June 20, 2029
32724208	Jumbo Sources Holdings Limited	29	PRC	June 21, 2019	June 20, 2029
32700983	Jumbo Sources Holdings Limited	35	PRC	June 28, 2019	June 27, 2029
194542337	Jumbo Sources Holdings Limited	19	France	April 11, 2019	April 11, 2029
193432336	Jumbo Sources Holdings Limited	19	France	April 11, 2019	April 11, 2029
184484355	Jumbo Sources Holdings Limited	4, 19, 20, 35	France	September 20, 2018	September 20, 2028
018092356	Jumbo Sources Holdings Limited	4, 19, 20, 35	Europe	July 9, 2019	July 9, 2029
018050158	Jumbo Sources Holdings Limited	19	Europe	April 10, 2019	April 10, 2029
018048861	Jumbo Sources Holdings Limited	19	Europe	April 10, 2019	April 10, 2029
6290204	Jumbo Sources Holdings Limited	4, 19, 35	U.S.	March 9, 2021	March 9, 2031
6290203	Jumbo Sources Holdings Limited	4, 19, 35	U.S.	March 9, 2021	March 9, 2031

00290961	Jumbo Sources Holdings Limited	20	Peru	February 14, 2020	February 14, 2030
00290960	Jumbo Sources Holdings Limited	19	Peru	February 14, 2020	February 14, 2030
00290959	Jumbo Sources Holdings Limited	4	Peru	February 14, 2020	February 14, 2030
00284584	Jumbo Sources Holdings Limited	20	Peru	September 27, 2019	September 27, 2029
00284583	Jumbo Sources Holdings Limited	19	Peru	September 27, 2019	September 27, 2029
00284582	Jumbo Sources Holdings Limited	4	Peru	September 27, 2019	September 27, 2029
001184164	Jumbo Sources Holdings Limited	35	Peru	September 27, 2019	September 27, 2029
00284103	Jumbo Sources Holdings Limited	20	Peru	September 27, 2019	September 27, 2029
111766	Jumbo Sources Holdings Limited	4, 19, 20	Gabon	November 11, 2019	November 11, 2029
111765	Jumbo Sources Holdings Limited	4, 19, 20	Gabon	November 11, 2019	November 11, 2029

As of December 31, 2024, we registered the following domain name:

Domain name	Registered owner	Registration date	Expiry date

www.nature-wood.com	Foshan City Linjia Technology Company Limited	December 27, 2018	December 27, 2026

During the years ended December 31, 2022, 2023 and 2024, we were not involved in any proceedings with regard to, and we did not receive notice of any claim of, infringement of any intellectual property rights that may be threatened or pending in which we may be involved either as a claimant or respondent which would have a material impact on our business, financial conditions or results of operations.

Legal and Regulatory Compliance

During the years ended December 31, 2022, 2023 and 2024, we obtained the certificates that are required and material for our business and operations, which demonstrates our commitment to sustainable forest management. Further, we have complied in all material aspects with the relevant laws and regulations and there was no incident relating to our material certificates that are material to our business and operations which constitutes non-compliance during the years ended December 31, 2022, 2023 and 2024. The following table sets out the details of the material certificates held by our Group as of December 31, 2024:

Certificate	Holding entity	Issuing authority	Certification code	Date of grant	Date of expiry

FSC CoC certification	Choi Chon Investment Company Limited	FSC	GFA-COC-004626	June 16, 2020	June 15, 2025
FSC CoC certification	E&T Forestal S.A.C.	FSC	CU-COC-849518	January 12, 2022	January 11, 2027
FSC CoC certification	Grupo Maderero Amaz S.A.C.	FSC	CU-COC-849115	December 14, 2021	December 13, 2026
FSC CoC certification	Nuevo San Martin S.A.C.	FSC	CU-COC-866344	July 8, 2024	July 7, 2029
FSC CoC certification	Latinoamerican Forest S.A.C.	FSC	NC-COC-069610	September 29, 2022	September 28, 2027
FSC CoC certification	Swift Top Capital Resources Limited and Foshan City Linjia Technology Company Limited	FSC	BV-COC-207557	September 13, 2024	September 12, 2029
PEFC CoC certification	Swift Top Capital Resources Limited	PEFC and China Forest Certification Council	BV-CFCC/PEFC- COC-10594257	March, 11, 2021	March 10, 2026

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

4.C. Organizational Structure

The following diagram illustrates our corporate structure as at December 31, 2024.

Mr. Se Hok Pan
Easy Bliss Limited (a BVI company)
Mr. Chan Wing Luk
Mr. Huang Qing Cai
Other shareholders
1.6%
68.6%
5.7 %
5.7 %
11.2 %
NATURE WOOD GROUP LIMITED (a BVI company)
100%
100%
Nature Flooring (Europe) Company Limited (a BVI company)
Nature Carbon Sink Limited (a BVI company)
Peru Forestry Management Co., Limited (a Hong Kong company)
100%
100%
Swift Top Capital Resources Limited (a Hong Kong company)
99%
1%
100%
96.67%
3.33%
Parquet Nature (France) S.A.R.L. (a French company)
Foshan City Linjia Keji Company Limited (a PRC company)
Choi Chon Investment Company Limited (a Macau company)
Peru Forestry Investments Co., Limited (a Hong Kong company)
Peruvian Forestry Investments Co., Limited (Hong Kong company)
Double Castle Holdings Limited (a Hong Kong company)
Jumbo Sources Holdings Limited (a Hong Kong company)
One Talent Enterprises Limited (a Hong Kong company)
Allied Kingdom Enterprises Limited (a Hong Kong company)
Golden Vast Development Limited (a Hong Kong company)
Stars Max Development Limited (a Hong Kong company)
99%
1%
South American Wood S.A.C. (a Peru company)(1)
Grupo Maderero Amaz S.A.C. (a Peru company)(2)
Zhang Hermanos S.A.C. (a Peru company)
E & T Forestal S.A.C. (a Peru company)(3)
Nuevo San Martin S.A.C. (a Peru company)(4)
Sepahua Tropical Forest S.A.C. (a Peru company)(5)
Maderera Industrial Isabelita S.A.C. (a Peru company)(6)
Latinoamerican Forest S.A.C. (a Peru company)(7)
Maderera Verde Peru S.A.C. (a Peru company)(8)

4.D. Property, plant and equipment

We own and lease the following properties from independent third parties for our operations:

Location	Use	Leased/Owned	Approximate Area
Lima, Peru	Office	Owned	619 m2
Pucallpa, Peru	Factory for production	Owned	4.3 hectares
Iberia, Peru	Factory for production	Leased	10 hectares
Val de Marne, France	Office	Leased	60 m2
Guangdong, China	Office	Leased	318 m2
Dalian, China	Dormitory	Leased	66 m2

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

In the second half of 2022, COVID-19 has subsided and many countries lifted entirely its epidemic prevention measures in the first quarter of 2023. Now, this far-reaching epidemic can be regarded as over. During the years ended December 31, 2024, 2023 and 2022, COVID-19 has had a limited impact on the Company’s operations.

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

Recent Developments

The revenue of the Group decreased by 18.6% from $25.5 million for the year ended December 31, 2023 to $21.5 million for the year ended December 31, 2024 due to (i) the escalating trade war between the U.S. and China which began in 2018 and the imposition of tariffs on US imports since May 2025 which have adversely affected the global economy; (ii) the downturn of property market in China, as well as the Russia-Ukraine war and the Israel-Palestine conflict which continues to affect the home building and home renovation products market; (iii) shifting the market focus to Southeast Asia and America and developing the decorative plywood market; and (iv) slower-than-expected recovery of the hardwood market. In response to the change in market trends and as part of our cost control measures, the Company has strategically suspended operations at its existing facility in Iberia, Peru in November 2024. By relocating and enhancing its production capabilities, the Company aims to position itself more competitively in the decorative plywood sector. Given the challenges currently facing our Group, we cannot assure you when our financial performance will improve in the future.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to achieve product certification approvals for all our products in the jurisdictions we planned to expand into;

●	our ability to acquire concession rights;

●	our ability to commercialize our logs, flooring, decking, sawn timber, recycled charcoal, synthesized charcoal, machine-made charcoal and essential oils products;

●	our ability to launch successful marketing and sales activities to sell our products;

●	our ability to enter into production agreements with our existing and potential suppliers for our flooring and decking products at competitive prices;

●	our ability to raise additional funds for accelerating business growth;

●	our ability to attract and retain professional personnel specializing in FSC forest management, manufacturing, procurement, and sales and marketing;

●	our ability to enhance our operational efficiency; and

●	force majeure factors, such as disasters and warfare.

Results of Operations

The following provides a summary of our consolidated results of operations for the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
	$(‘000)	$(‘000)	$(‘000)
Revenue	21,539	25,457	55,339
Cost of revenue	(16,282)	(23,072)	(35,423)
Gross profit	5,257	2,385	19,916
Net foreign exchange (losses) gains	(227)	167	(959)
Other income, net	493	1,114	1,823
Impairment loss recognized on property, plant and equipment	(795)	(4,245)	-
Impairment loss recognized on intangible assets	(3,643)	-	-
Selling and distribution expenses	(3,644)	(4,552)	(8,632)
Administrative expenses	(5,319)	(5,263)	(5,021)
Finance income	13	23	12
Finance costs	(937)	(1,605)	(1,928)
(Loss) profit before income tax	$(8,802)	$(11,976)	$5,211
Income tax credits (expenses)	74	43	(432)
(Loss) profit for the year	$(8,728)	$(11,933)	$4,779
Other comprehensive (loss) income:
Exchange difference arising from translation of foreign operations	(345)	435	(315)
Other comprehensive (loss) income	$(345)	$435	$(315)
Total comprehensive (loss) income for the year	$(9,073)	$(11,498)	$4,464

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
	$(‘000)	$(‘000)	$(‘000)
Revenue	21,539	25,457	55,339
Cost of revenue	(16,282)	(23,072)	(35,423)
Gross Profit	5,257	2,385	19,916

Operating Expenses
Selling and distribution expenses	$(3,644)	$(4,552)	$(8,632)
Administrative expenses	(5,319)	(5,263)	(5,021)

Other non-operating expenses, net	(5,096)	(4,546)	(1,052)
(Loss) profit before income tax	(8,802)	(11,976)	5,211
Income tax credits (expenses)	74	43	(432)

Other comprehensive (loss) income	(345)	435	(315)
Exchange difference arising from translation of foreign operations	(345)	435	(315)
Total comprehensive (loss) income for the year	$(9,073)	$(11,498)	$4,464

Revenue

We generate our revenues from sales of logs, decking, flooring and sawn timbers.

Set forth below are the revenues generated from our business and the percentage of total revenues for the years indicated:

	For the year ended December 31, 2024		For the year ended December 31, 2023		For the year ended December 31, 2022
	$(‘000)		$(‘000)		$(‘000)
Logs	13,533	62.8%	10,415	40.9%	27,798	50.2%
Flooring	1,953	9.1%	6,049	23.8%	11,993	21.7%
Decking	5,712	26.5%	7,658	30.1%	13,800	24.9%
Sawn timber	336	1.5%	1,335	5.2%	1,748	3.2%
Carbon credits	6	0.1%	-	-	-	-
Total	$21,539	100.0%	$25,457	100.0%	$55,339	100.0%

Revenue was approximately $21.5 million and $25.5 million for the years ended December 31, 2024 and 2023, respectively. The decrease in revenue was primarily attributable to the drop of both market demand and market prices of our solid wood flooring and decking products following the global economic downturn, ongoing wars and armed conflicts around the world that has continuously impacted the home building and home renovation sectors, especially our manufacturing segment. The revenue was further dampened by the outbreak of Chinese property sector crisis in China.

Revenue was approximately $25.5 million and $55.3 million for the years ended December 31, 2023 and 2022, respectively. The decrease in revenue was primarily attributable to the global economic downturn following the COVID-19 pandemic, where different industries have been adversely impacted worldwide, particularly those related to construction and home improvement. In the first half of 2023, global economic conditions were further affected by the Russian-Ukrainian war resulting in the decrease in demand of the home building and home renovation products in Europe and China. In the second half of the year, the pressure of the above conditions continue and the outbreak of the Israel-Palestine conflict further weakened the market conditions.

Cost of revenue

The cost of revenue for the years ended December 31, 2024, 2023 and 2022 was $16.3 million, $23.1 million and $35.4 million, respectively. The decrease in cost of revenue was primarily due to the drop of revenue following the global economic downturn, and ongoing wars and armed conflicts around the world that has continuously impacted the home building and home renovation sectors.

Gross profit

Set forth below table are the gross profit and gross profit margin generated from our business for the years indicated:

	For the year ended December 31, 2024		For the year ended December 31, 2023		For the year ended December 31, 2022
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	$ (‘000)	$	$ (‘000)		(‘000)
Logs	3,801	28.1%	2,994	28.8%	13,028	46.9%
Flooring	(208)	(10.6)%	(771)	(12.8)%	1,611	13.4%
Decking	1,551	27.2%	394	5.1%	5,200	37.7%
Sawn timber	112	33.3%	(232)	(17.4)%	77	4.4%
Carbon credits	1	3.3%	-	-	-	-
Total	$5,257	24.4%	$2,385	9.4%	$19,916	36.0%

Gross profit for the years ended December 31, 2024 and 2023 were $5.3 million and $2.4 million, respectively. The increase in gross profit was primarily attributable to implementation of effective cost control measures and write-down of inventories to net realizable value recognized in previous year], despite the outbreak of wars and Chinese property sector crisis.

Gross profit for the years ended December 31, 2023 and 2022 were $2.4 million and $19.9 million, respectively. The significant decrease in gross profit was primarily due to the unfavorable market conditions arising in the construction and home improvement sector attributable to the Russian-Ukrainian war and the Israel-Palestine conflict.

Net Foreign Exchange Gains (Losses)

Net foreign exchange losses were approximately $0.2 million for the year ended December 31, 2024 and gains of approximately $0.2 million for the year ended December 31, 2023.

Net foreign exchange losses were approximately $1.0 million for the year ended December 31, 2022. The decrease in net foreign exchange losses was due to the slight foreign exchange rate fluctuation of USD against PEN.

Operating Expenses

Operating expenses for the years ended December 31, 2024 and 2023 were $9.0 million and $9.8 million, respectively. The decrease in operating expenses was primarily attributable to the decrease in staff costs and sales-related expenses, which aligned with the drop in revenue, and the decrease in staff costs following layoffs.

Operating expenses for the years ended December 31, 2023 and 2022 were $9.8 million and $13.7 million, respectively. The decrease in operating expenses was primarily attributable to decrease in shipping cost by approximately $3.7 million in line with decrease in revenue.

Other Income, Net

For the years ended December 31, 2024, 2023 and 2022, our other income, net amounting to approximately $0.5 million, $1.1 million and $1.8 million, respectively was primarily consisted of VAT tax concessions and sales of side products and spare parts.

Finance Costs

The finance cost amounted to approximately $0.9 million and $1.6 million for the years ended December 31, 2024 and 2023, respectively. The decrease in interest expense was primarily due to conversion of convertible bonds into capital following the IPO in 2023.

The finance cost for the years ended December 31, 2023 and 2022 remained stable and amounted to approximately $1.6 million and $1.9 million, respectively.

Income tax (credits) expenses

Income tax credits of approximately $74,000 and $43,000 were recorded for the years ended December 31, 2024 and 2023 while income tax expenses of approximately $0.4 million was recorded for the year ended December 31, 2022. The turnaround from income tax expense to income tax credit was mainly due to decrease in taxable profits of the Group and over-provision in respect of prior years.

Total comprehensive (loss) income for the year

For the years ended December 31, 2024 and 2023, our total comprehensive loss was approximately $9.1 million and $11.5 million, respectively. The decrease in loss was primarily due to increase in gross profit and decrease in selling and distribution expenses resulting from decrease in sales-related expenses which aligned with the drop in revenue, and benefited from our effective cost control measures.

For the years ended December 31, 2023 and 2022, our total comprehensive loss was approximately $11.5 million and total comprehensive income was approximately $4.5 million, respectively. The turnaround from total comprehensive income to loss was primarily due to decrease in revenue resulting from the challenging global economic conditions that have particularly impacted the home building and home renovation sectors and impairment loss on property, plant and equipment recognized in 2023.

Commitments and Contingencies

Capital Expenditures

We have contractual obligations for ongoing capital expenditures at the end of the reporting period.

	2024	2023
	$(‘000)	$(‘000)

Contracted, but not provided for:
Property, plant and equipment	42	700

Lease liabilities

The Group entered into short-term and long-term lease agreements for offices. The Group’s lease obligations under the operating leases are as follows:

	As of December 31, 2024	As of December 31, 2023
	$(‘000)	$(‘000)
Within one year	121	64
More than one year	462	134
Total lease liabilities	583	$198

Contingencies

The Group is currently not a defendant in any material legal proceedings, investigation, or claims.

Cash Flows

The following table reflects the major categories of cash flows (in thousands). For additional details, please see the Consolidated Statement of Cash Flows.

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
	$(‘000)	$(‘000)	$(‘000)
Cash generated from (used in) operating activities	2,319	(239)	5,871
Cash used in investing activities	(705)	(1,153)	(1,429)
Cash used in financing activities	(2,045)	(287)	(2,545)

Effect of exchange rate changes	(585)	575	(360)
Change in cash during the year	(431)	(1,679)	1,897
Cash, beginning of the year	3,979	5,083	3,545
Cash, end of the year	$2,963	$3,979	$5,083

Cash generated from (used in) operating activities

Net cash generated from operating activities was approximately $2.3 million for the year ended December 31, 2024 and net cash used in operating activities was approximately $0.2 million for the year ended December 31, 2023, respectively. The increase in cash generated from operations was mainly due to increase in gross profit.

Net cash used in operating activities was approximately $0.2 million for the year ended December 31, 2023 and net cash generated from operating activities was approximately $5.9 million for the year ended December 31, 2022, respectively. The decrease in cash generated from operations was mainly due to decrease in revenue and gross profit of the Group.

Cash used in investing activities

Net cash used in investing activities was approximately $0.7 million, $1.2 million and $1.4 million for the years ended December 31, 2024, 2023 and 2022, respectively. The cash used in investing activities was primarily for acquisition of property, plant and equipment for the year ended December 31, 2024 and intangible assets for the year ended December 31, 2023, respectively.

Cash used in financing activities

Net cash used in financing activities was $2.0 million and $0.3 million for the years ended December 31, 2024 and 2023, respectively. The cash used in financing activities was primarily attributable to interest paid and repayment of bank borrowings.

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

Based on the information currently available, we believe that our cash and cash equivalents as of December 31, 2024 and available funds from our credit facility, as described below, together with cash flows generated by operations and financing, are sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months.

5.C. Research and Development, Patent and Licenses, etc.

Not applicable. The Company has not undertaken any Research and Development activities in the past three years.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

Directors and Executive officers	Age	Position
Mr. Hok Pan Se	64	Director, chairman of the Board
Mr. Zhihua Liang	60	Director, senior consultant
Mr. Kam Pang Chim	47	Chief financial officer
Mr. Jianjun Zeng	41	Chief executive officer (resigned on July 5, 2024)
Mr. Hubei Song	44	Chief executive officer (appointed on July 5, 2024)
Mr. Heung Ming Henry Wong	55	Independent Director
Dr. Kin Shing Charles Lau	69	Independent Director
Mr. Mu Xu	31	Independent Director

Below is a summary of the business experience of each of our executive officers and directors:

Mr. Hok Pan Se, age 64, is our Director and chairman of the Board, and is primarily responsible for the overall strategic planning, business development and management of our Group. Mr. Se began his career in the flooring products industry in 1995 and has over 20 years of experience in the flooring products industry. Since 2007, Mr. Se has been a director and chairman of Nature Home Holding Company Limited (“Nature Home”), a company which was formerly listed on The Stock Exchange of Hong Kong Limited (stock code: 2083) and privatized in October 2021. As at the date of this report, Mr. Se also held the following prominent positions outside of our Group: member of the Standing Committee of the Gansu Provincial Committee of the Chinese People’s Political Consultative Conference (CPPCC), one of the draftsmen for the National Standard for Solid Wood Flooring in China, vice-chairman of Flooring Committee of China Timber Circulation Association, member of the China Association for Quality Inspection, member of the China Timber Standardization Technical Committee, honorary president of Macau General Association of Real Estate, vice president of The Industry and Commerce Association of Macau as well as adjunct professor at Nanjing Forestry University. To recognize Mr. Se’s contribution to the field, he has received the following awards: the Most Influential Figures in the 15-Year Development of China’s Flooring Industry (2010), 2015 Top Ten Persons of the Year in China’s Timber and Wood Products Industry, 2016 World Flooring Industry Business Summit Outstanding Entrepreneur, 2016 Elected Person for China Home Furnishing Industry Hall of Fame, 2016 Person of the China Economic News as well as Top Ten People in China’s Home Furnishing Industry in 2017.

Mr. Zhihua Liang, age 60, is our Director and senior consultant, and is primarily responsible for our Group’s human resources management and manufacturing strategic planning. Mr. Liang has extensive experience in the flooring industry as well as human resources and production management. Mr. Liang has been a director of our Group since January 2018. Mr. Liang held different major positions in Nature Home and its subsidiaries (the “Nature Home Group”) from 2006 to 2019, including serving as the general manager of human resources and the production department of the Nature Home Group. Mr. Liang was appointed as an executive director and the president of the Nature Home in January 2014 and ceased to be the president of Nature Home in February 2018. Mr. Liang was re-designated as a non-executive director of Nature Home since March 2019. He was awarded the “Foshan Dacheng Entrepreneur” in 2019 and the “Outstanding Entrepreneur” in Gaogang District of Taizhou in 2017. Mr. Liang obtained his Bachelor of Preventive Medicine degree from the Guangdong Pharmaceutical University in July 1990.

Mr. Kam Pang Chim, age 47, is our chief financial officer, and is primarily responsible for formulating corporate strategies, overall management of financial, mergers and acquisitions and capital market affairs of our Group. Mr. Chim has over ten years of experience in finance performance control, multi-location finance team management and fundraising. Mr. Chim has worked as the chief financial officer of a subsidiary of our Group since September 2019. Prior to joining our Group, from August 2009 to January 2019, Mr. Chim served in the positions of chief financial officer in an OTC trade public company in the U.S. and a then HK listed company, and was primarily responsible for initial public offerings, strategic planning, business model development and finance management. Mr. Chim obtained his Bachelor of Business Administration degree from Lingnan University in November 2003.

Mr. Hubei Song, aged 44, has been appointed as our chief executive officer on July 5, 2024. He has over 20 years of experience in the wood industry. He was employed by Nature Home (China) Co., Ltd. from 2004 to 2018 with his last position as the deputy general manager of the supply chain center of the company. He was primarily responsible for overseeing the management and operation of the supply chain. From 2019 to 2020, he was the executive vice president of the Company, and was responsible for overseeing the business development and operation of the Group. From 2021 to May 2024, he served as the deputy general manager of the production center of Nature Home (China) Co., Ltd. and was primarily responsible for strategic production planning. Mr. Song obtained an undergraduate degree in business philosophy from Peking University Shenzhen Graduate School.

Mr. Jianjun Zeng, age 41, resigned as our chief executive officer on July 5, 2024. Prior to his resignation, he was primarily responsible for the overall coordination of management and operation of our Group. Mr. Zeng has 10 years of strategic management experience in multinational groups and 16 years of experience in wood industry, and Mr. Zeng has acted as the chief executive officer of our Group since August 2020. Prior to that, from January 2019 to August 2020, he worked as the general manager of the commercial and resilient floor center at Nature Home (China) Co., Ltd (a member of the Nature Home Group), and was responsible for the overall operation of resilient flooring, including product development, production and sales. From June 2017 to January 2019, Mr. Zeng worked as the marketing director of the international business department at Nature Home (China) Co., Ltd., and was responsible for overseas marketing management. Mr. Zeng obtained his Bachelor of International Economics degree from Guangdong University of Finance & Economics in June 2006.

Mr. Heung Ming Henry Wong, age 55, has been appointed as our independent Director, and the chairman of each of the audit committee, compensation committee and nominating and corporate governance committee since September 11, 2023. Mr. Wong has more than 29 years of experience in finance, accounting, internal controls and corporate governance in Singapore, China and Hong Kong. Mr. Wong has served as an independent director of several listed companies on Nasdaq including E-Home Household Service Holding Ltd. (stock ticker: EJH) since March 2023, Ostin Technology Group Co., Ltd. (stock ticker: OST) since April 2022, TD Holdings, Inc. (stock ticker: GLG) since August 2021. He also served as an independent director of Meihua International Medical Technologies Co., Ltd. (stock ticker: MHUA) from April 2022 to June 2022. Mr. Wong has also been serving as an independent non-executive director for several listed companies in Hong Kong including Sansheng Holdings (Group) Co. Ltd (stock code: 2183) since August 2022, Raffles Interiors Limited (stock code: 1376) since March 2020 which he became the non-executive chairman and the lead independent non-executive director since September 2022, Helens International Holdings Company Limited (stock code: 9896) since August 2021, and Shifang Holding Limited (stock code: 1831) from November 2010 to April 2023.

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

Dr. Kin Shing Charles Lau, age 69, has been appointed as our independent Director, and a member of each of the audit committee, compensation committee and nominating and corporate governance committee since September 11, 2023. Dr. Lau is a chartered accountant with over 35 years of corporate management experiences from multi-national firms, specializing in corporate governance, corporate finance, internal control and risk management.

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

Mr. Mu Xu, age 31, has been appointed as our independent Director, and a member of each of the audit committee, compensation committee and nominating and corporate governance committee since September 11, 2023. Mr. Xu is a legal counsel in ZLF Law Office since October 2020. Mr. Xu graduated from Liaoning University in 2015 with a Bachelor of Law degree and also obtained a Master of Law degree from Washington University in 2016. After that, Mr. Xu obtained his Juris Doctor degree from the University of California, Davis in 2019. Mr. Xu is admitted to practice law in the State of New York.

The ages and positions of other key employees of our Group are as follows:

Key employees	Age	Position
Mr. Richard Elvis Reategui Guzman	49	Head of forest engineer
Mr. Ka Wai Se	31	Head of sales department
Mr. Ka Chun Se	31	Head of carbon credits department
Mr. Patrick Orain	61	Head of procurement

Below is a summary of the business experience of other key employees of our Group:

Mr. Richard Elvis Reategui Guzman, age 49, is the head of forest engineer of our Group’s subsidiary, Maderera Industrial Isabelita S.A.C., since 2018, and is primarily responsible for forest planning in Peru, coordinating the management of the forest data chain related to chain-of-custody (CoC) certification and the development of FSC certification. He has over 19 years of experience in forestry, possessing in-depth knowledge on forest development processes, forestry certificates and production. Prior to joining our Group, from 2016 to 2017, he was the head of forest management at a forestry and logging company based in Peru, responsible for controlling and verifying traceability, and monitoring deforestation activities. From 2009 to 2015, he worked as a forest engineer, responsible for controlling and monitoring on-site forest harvesting and the transportation of logs, and the management of FSC certification. In between 2003 and 2008, Mr. Reategui Guzman had worked as a forest census coordinator and supervisor, responsible for forest census and the supervision of harvesting and piling work, and a forest assistant, responsible for researching the installation and evaluation of permanent sampling plots. Mr. Reategui Guzman obtained the title of forestry engineer and published scientific articles in the library of the Peruvian Amazonian Institute. Mr. Reategui Guzman graduated from the National University of the Peruvian Amazon with the title as a forest engineer in May 2008.

Mr. Ka Wai Se, age 31, is the head of sales department of a subsidiary of our Group and is primarily responsible for coordinating and planning our Group’s marketing and sales strategies. He is a son of Mr. Hok Pan Se, our Director and chairman of the Board. Mr. Se joined our Group in June 2017 as a project manager of customer relationship management system for flooring in China, and has since June 2018 worked as the sales manager of Nature Wood China, being in charge of the sales in the European market. Prior to joining our Group, Mr. Se worked in Adfaith management consulting Inc from July to August 2014. Mr. Se obtained his Bachelor in Biotechnology degree from University College London in September 2015, and obtained a Master of Research degree in computational methods in ecology and evolution from Imperial College London in September 2016.

Mr. Ka Chun Se, age 31, is the head of carbon credits department of a subsidiary of our Group and is primarily responsible for planning and coordinating our Group’s carbon project. He is a son of Mr. Hok Pan Se, our Director and chairman of the Board. Mr. Se joined our Group in March 2023 as a director in coordinating and developing carbon initiatives. Prior to joining our Group, Mr. Se had several years of experiences in the private equity sector in China, he worked as an associate with Co-Stone Capital Shenzhen from 2020 to 2022 and as an analyst at Easy Home investment arm from 2017 to 2020 in Beijing. Mr. Se graduated with a Bachelor of Science degree in Economics from the University of Warwick and he went on to pursue a Master of Science degree in Economics and Strategy at Imperial College Business School, London.

Mr. Patrick Orain, age 61, is the head of procurement of our Group’s subsidiary, Parquet Nature (France) S.A.R.L. since September 2018, and is primarily responsible for the planning, design and procurement management of local products in France. Mr. Orain is the third generation in his family to engage in the trading of wood. Prior to joining our Group, from 1984 to 2018, Mr. Orain worked as a wood trader in other companies, being responsible for exports of wood products.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix

Country of Principal Executive Office	Macau
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	Five

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity	0	5	0	0

Part II: Demographic Background
●	Underrepresented individual in home country jurisdiction	0
●	LGBTQ+	0
●	Did not disclose demographic background	0

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

6.B. Compensation

Set forth below is the compensation paid during the fiscal year ended December 31, 2024, for each of our executive officers and directors:

Name	2024 Compensation
Mr. Hok Pan Se	$232,000
Mr. Zhihua Liang	$70,000
Mr. Kam Pang Chim	$158,000
Mr. Jianjun Zeng (resigned as chief executive officer on July 5, 2024)	$39,000
Mr. Hubei Song (appointed as chief executive officer on July 5, 2024)	$51,000
Mr. Heung Ming Henry Wong	$12,000
Mr. Kin Shing Charles Lau	$12,000
Mr. Mu Xu	$12,000
Total	$586,000

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

As at December 31, 2024, the number of shares in respect of which options had been granted and remained outstanding under the Scheme was 6,387,000 (2023: 7,800,000), representing 4.8% (2023: 5.9%) of the shares of the Company in issue. The total number of shares in respect of which options may be granted under the Scheme is not permitted to exceed 10% of the shares of the Company in issue at any point in time, without prior approval from the Company’s shareholders. The number of shares issued and to be issued in respect of which options granted and may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company’s shareholders.

Options granted must be taken up within 1 month of the date of grant, upon payment of HK$1 per option. Options may be exercised at any time from the date of grant of the share option to the 10th anniversary of the date of grant. The exercise price is HK$4.661 per share (equivalent to HK$37.288 per ADS).

Details of number of options granted to our directors, executive officers and key employees are as follows as of December 31, 2024:

Name	Number of share options granted
Mr. Hok Pan Se	2,157,000
Mr. Zhihua Liang	500,000
Mr. Kam Pang Chim	1,082,000
Mr. Ka Wai Se	768,000

6.D. Employees

As of December 31, 2024, we had 151 full-time employees who were employed by our Group and were based in Peru, France, Hong Kong, Macau and China, respectively. The following table sets forth a breakdown of our employees by function as of December 31, 2024:

	Peru	France	Hong Kong	Macau	China	Total
Management	2	-	1	3	4	10
Forest management	10	-	-	-	-	10
Sales and marketing	-	1	1	-	8	10
Carbon credits	1	-	1	-	-	2
Production	73	-	-	-	4	77
Procurement and inventory	7	3	-	-	2	12
Finance	8	1	1	-	3	13
Administration and human resources	11	-	-	-	1	12
Quality control	4	-	-	-	1	5
Total	116	5	4	3	23	151

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

	Ordinary Shares Beneficially Owned
	Number	Percentage Owned
Directors and Executive Officers
Hok Pan Se (1) (2)	92,932,850	70.18%
Zhihua Liang (3)	5,000,000	3.78%
Kam Pang Chim	-	-
Jianjun Zeng	-	-
Hubei Song	-	-
Heung Ming Henry Wong	-	-
Mu Xu	-	-
Kin Shing Charles Lau	-	-
All directors and executive officers as a group (7 individuals)	97,932,850	73.96%

5% and Greater Principal Shareholders:
Easy Bliss Limited (1)	90,787,458	68.56%
Hok Pan Se (1) (2)	92,932,850	70.18%
Son I Un (1)	90,787,458	68.56%

Huang Qing Cai	7,544,303	5.70%
Chan Wing Luk	7,516,484	5.68%

(1)	Easy Bliss Limited is owned as to 60.19% by Mr. Hok Pan Se and 39.81% by Ms. Son I Un. Mr. Se Hok Pan is our Director and Ms. Un Son I is the spouse of Mr. Se Hok Pan. Mr. Hok Pan Se and Ms. Son I Un are deemed to hold the voting and dispositive power over the Ordinary Shares held by Easy Bliss Limited. Mr. Hok Pan Se and Ms. Son I Un did not enter into any voting arrangement or agreement.

(2)	Mr. Hok Pan Se directly holds 2,145,392 Ordinary Shares which were converted from a convertible bond in October 2023.

(3)	More Choice Global Limited, a wholly-owned company of Mr. Zhihua Liang, is the record holder of 5,000,000 Ordinary Shares.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

7.B. Related Party Transactions

Set forth below are the related party transactions of our Group that occurred during the past three fiscal years up to the date of this report.

Name	Relationship	Nature	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Mr. Hok Pan Se	Ultimate beneficial shareholder	Interest expense on shareholder loans	73,102	197,066	405,872
Mr. Hok Pan Se	Ultimate beneficial shareholder	Interest expense on convertible bonds	-	71,865	102,149
Fo Shan Sunde Daziran Investment Management Limited	Joint control over the entity by ultimate beneficial shareholder	Lease payments made	-	55,263	24,197
Fo Shan Sunde Changcheng Management Limited	Joint control over the entity by ultimate beneficial shareholder	Lease payments made	20,535	6,523	—
Total			96,637	330,717	532,218

7.C. Interests of Experts and Counsels

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2024. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.

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

The carrying amount of the financial assets represents the maximum credit exposure which amounted to $7,722,459 and $11,891,291 as at December 31, 2024 and 2023, respectively.

The Company has presumed a significant increase in credit risk from initial recognition when contractual payments are more than 60 days past due. As a result, for low risk category, the loss allowance recognized during the period was limited to 12 months of expected credit losses. For more than 60 days past due, the loss allowance recognized during the period was lifetime expected credit losses – not credit-impaired. When there is evidence indicating the asset is credit-impaired, the loss allowance recognized during the period was lifetime expected credit losses – credit-impaired. Based on historical information, and adjusted for forward-looking expectations, the Company recognized the expected credit losses on trade receivables of $167,177 and $483,153 as of December 31, 2024 and 2023, respectively.

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

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Group’s functional currencies are as follows:

	Assets		Liabilities
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023

HKD	$638,471	$1,234,627	$5,408,928	$6,128,951
EUR	3,253,699	6,606,145	6,668,340	7,777,874
CNY	149,711	532,019	108,961	605,746
PEN	839,614	2,806,064	659,893	1,475,495
MOP	$511	$252	$96,141	$15,559

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the financial liabilities. The Company’s financial liabilities consist of trade payables, other payables, bank and other borrowings, amounts due to an ultimate beneficial shareholder and convertible bonds as at December 31, 2024 and 2023, respectively. The Company had cash and bank balances of approximately $3.0 million and $4.0 million as at December 31, 2024 and 2023, respectively. The Company’s policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company’s management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise.

Trade payables and accrued liabilities consist of invoices payable to trade suppliers for administration and professional expenditures. The Company processes invoices within a normal payment period. Trade payables have contractual maturities of less than 90 days.

Concentration risk

The top five customers accounted for 50.9%, 53.2% and 55.3% of the Group’s sales for the years ended December 31, 2024, 2023 and 2022, respectively. Accounts receivable from these customers were $1.1 million and $4.1 million as of December 31, 2024 and 2023, respectively.

There are the top five suppliers accounted for 42.0%, 56.7% and 53.7% of our total purchases, respectively, for the years ended December 31, 2024, 2023 and 2022.

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

Fees and Other Payments Made by the Depositary to Us

We had received from our depositary a reimbursement of nil during the fiscal year ended December 31, 2024.

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

Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

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

Under the supervision of our chief executive officer and chief financial officer, our management conducted an assessment of our internal control over financial reporting as of December 31, 2024, based on the framework and criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In connection with management’s assessment of our internal control over financial reporting described above, management has not identified any material weakness in our internal control over financial reporting as of December 31, 2024. We concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	Year Ended December 31,
	2024	2023
Audit Fees	$128,000	$150,000
Audit-Related Fees	-	-
TOTAL	$128,000	$150,000

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

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, we elected to be exempt from the requirements:

Nasdaq Marketplace Rule 5620 which provides that each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end.

Except for the foregoing, we endeavor to comply with the Nasdaq corporate governance practices and except for the foregoing, there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies.

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

We maintain various cybersecurity measures and protocols to safeguard our systems and data and continuously monitor and assess potential threats to pre-emptively address any emerging cyber risks. We have implemented various processes for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. These processes include access controls to organizational systems, data encryption and security awareness campaigns, and are designed to systematically evaluate potential vulnerabilities and cybersecurity threats and minimize their potential impact on our organization’s operations, assets and stakeholders. Our cybersecurity risk management processes share common methodologies, reporting channels and governance processes with our broader risk management processes. By embedding cybersecurity risk management into and aligning it with our broader risk management processes, we aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

We engage third-party consultants and specialists to enhance the effectiveness of our cybersecurity processes, augment our internal capabilities, validate our controls, and stay abreast of evolving cybersecurity risks and best practices.

For the year ended December 31, 2024, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Responsibility for overseeing cybersecurity risks is integrated into our management team, which includes our directors and chief financial officer. We also utilize third-party service providers who are responsible for monitoring, detecting and assessing cybersecurity risks and incidents. These third-party service providers are also used for certain IT-related services, where appropriate, to assess, test or otherwise assist with aspects of our security controls. Accordingly, we also implement processes to oversee and identify material cybersecurity risks associated with our utilization of third-party service providers on whom we have a material dependency.

Our third-party service providers currently comprise IT professionals with expertise in risk management, cybersecurity, and information technology. These individuals have, and any future individuals are expected to have credentials relevant to their role, which includes prior experience working in similar roles and formal education. The third-party service providers are also expected to keep abreast of cybersecurity best practices and procedures. The third-party service providers are responsible for assessing, identifying and mitigating material cybersecurity risks, including at a strategic level, monitoring for, defending against and remediating cybersecurity incidents and implementing and making improvements to our overall cybersecurity strategy.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on September 15, 2023).
1.2	Amended and Restated Articles of Association of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271425) filed with the Securities and Exchange Commission on August 4, 2023). Agreement, by and between Mr. Hok Pan Se and the registrant, dated as of May 26, 2023
2.1	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271425) filed with the Securities and Exchange Commission on August 4, 2023).
2.2	Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271425) filed with the Securities and Exchange Commission on August 4, 2023).
4.1	Underwriting Agreement dated September 12, 2023 (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on September 15, 2023).
4.2	Director Agreement between Mr. Hok Pan Se and the registrant dated May 26, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271425) filed with the Securities and Exchange Commission on August 4, 2023).
4.3	Director Agreement between Mr. Zhihua Liang and the registrant dated May 26, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271425) filed with the Securities and Exchange Commission on August 4, 2023).
4.4	Employment Agreement between Mr. Kam Pang Chim and the registrant dated May 26, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271425) filed with the Securities and Exchange Commission on August 4, 2023).
4.5	Employment Agreement between Mr. Jianjun Zeng and the registrant dated May 26, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271425) filed with the Securities and Exchange Commission on August 4, 2023).
4.6	Employment Agreement between Mr. Hubei Song and the registrant dated July 5, 2024.
4.7	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271425) filed with the Securities and Exchange Commission on August 4, 2023).
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271425) filed with the Securities and Exchange Commission on August 4, 2023).
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271425) filed with the Securities and Exchange Commission on August 4, 2023).
11.2*	Insider Trading Policy
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97*	Clawback Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Nature Wood Group Limited

By:	/s/ Hubei Song
Name:	Hubei Song
Title:	Chief Executive Officer

Date: April 30, 2025

NATURE WOOD GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

Nature Wood Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Nature Wood Group Limited and its subsidiaries (the “Company”) as of December 31, 2024, and 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards.

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

San Mateo, California

April 30, 2025

NATURE WOOD GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024 AND 2023

	Note	2024	2023
		USD	USD

ASSETS

Non-current assets
Property, plant and equipment, net	4	3,404,826	3,562,021
Right-of-use assets, net	5	549,688	189,009
Intangible assets, net	6	15,918,759	20,516,939
Prepayments	8	-	300,000
Total non-current assets		19,873,273	24,567,969

Current assets
Inventories	7	6,427,227	8,538,813
Prepayments	8	6,292,489	8,820,834
Trade and other receivables, net	9	4,166,506	7,283,719
Prepaid income tax		492,623	501,981
Restricted bank deposits	10	592,652	628,156
Cash and bank balances	10	2,963,301	3,979,416
Total current assets		20,934,798	29,752,919

Total assets		40,808,071	54,320,888

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	11	(3,416,269)	(4,338,192)
Contract liabilities	12	(2,774,460)	(775,183)
Bank borrowings	13(a)	(10,313,887)	(12,285,470)
Other borrowings	13(b)/23	(1,130,141)	(664,479)
Amounts due to an ultimate beneficial shareholder	14/ 23	(1,142,024)	(5,021,638)
Lease liabilities	15	(121,335)	(64,296)
Income tax payable		-	(21,560)
Total current liabilities		(18,898,116)	(23,170,818)

Net current assets		2,036,682	6,582,101

Non-current liabilities
Bank borrowings	13(a)	(39,103)	(533,760)
Amounts due to an ultimate beneficial shareholder	14/ 23	(12,300,650)	(12,300,650)
Lease liabilities	15	(462,110)	(133,972)
Total non-current liabilities		(12,801,863)	(12,968,382)

Total liabilities		(31,699,979)	(36,139,200)

Capital and reserves
Share capital	16	(132,425)	(132,425)
Capital reserves		(30,052,790)	(30,052,790)
Accumulated comprehensive losses		21,077,123	12,003,527
Total equity		(9,108,092)	(18,181,688)

Total liabilities and equity		(40,808,071)	(54,320,888)

The accompanying notes are an integral part of these consolidated financial statements.

NATURE WOOD GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Note	2024	2023	2022
		USD	USD	USD

Revenue	17	21,539,347	25,456,775	55,339,277
Cost of revenue		(16,282,109)	(23,071,638)	(35,423,411)
Gross profit		5,257,238	2,385,137	19,915,866
Net foreign exchange (losses) gains		(226,656)	166,849	(958,564)
Other income, net	18	492,700	1,113,651	1,823,162
Impairment loss recognized on property, plant and equipment	4	(794,986)	(4,244,688)	-
Impairment loss recognized on intangible assets	6	(3,643,422)	-	-
Selling and distribution expenses		(3,643,587)	(4,551,860)	(8,632,192)
Administrative expenses		(5,319,384)	(5,263,450)	(5,020,733)
Finance income		13,361	23,239	11,573
Finance costs	19	(937,308)	(1,605,060)	(1,928,292)
(Loss) profit before income tax	20	(8,802,044)	(11,976,182)	5,210,820
Income tax credits (expenses)	21	73,515	42,854	(431,925)
(Loss) profit for the year		(8,728,529)	(11,933,328)	4,778,895
Other comprehensive (loss) income:
Exchange difference arising from translation of foreign operations		(345,067)	435,275	(314,831)
Other comprehensive (loss) income		(345,067)	435,275	(314,831)
Total comprehensive (loss) income for the year		(9,073,596)	(11,498,053)	4,464,064
(LOSS) EARNINGS PER SHARE – BASIC AND DILUTED (1) (2)		(0.07)	(0.11)	0.05

(LOSS) EARNINGS PER ADS – BASIC AND DILUTED (1) (2)		(0.55)	(0.85)

(LOSS) EARNINGS PER SHARE

Weighted average number of ordinary shares used in computing basic and diluted (loss) earnings per share/ADS (1) (2)		132,425,321	111,911,839	105,263,000

Notes:

(1)	Each ADS represents eight ordinary shares.
(2)	Since there is antidilutive effect on dilutive (loss) earnings per share/ADS, basic and dilutive (loss) earnings per share/ADS should remain the same.

NATURE WOOD GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Capital reserves				Accumulated comprehensive losses
	Note	Share capital	Share premium	Statutory Surplus reserve	Other reserve	Total capital reserve	Accumulated other comprehensive losses	Accumulated (losses) profits	Total accumulated comprehensive losses	Total
		USD	USD	USD	USD	USD	USD	USD	USD	USD

Balance at January 1, 2022		105,263	12,834,431	1,860	55,596	12,891,887	(548,838)	(4,420,700)	(4,969,538)	8,027,612

Exchange difference arising from translation of foreign operations		-	-	-	-	-	(314,831)	-	(314,831)	(314,831)

Profit for the year		-	-	-	-	-	-	4,778,895	4,778,895	4,778,895

Balance at December 31, 2022 and January 1, 2023		105,263	12,834,431	1,860	55,596	12,891,887	(863,669)	358,195	(505,474)	12,491,676

Issue of new shares	16	27,162	17,160,903	-	-	17,160,903	-	-	-	17,188,065

Exchange difference arising from translation of foreign operations		-	-	-	-	-	435,275	-	435,275	435,275

Loss for the year		-	-	-	-	-	-	(11,933,328)	(11,933,328)	(11,933,328)

Balance at December 31, 2023 and January 1, 2024		132,425	29,995,334	1,860	55,596	30,052,790	(428,394)	(11,575,133)	(12,003,527)	18,181,688

Exchange difference arising from translation of foreign operations		-	-	-	-	-	(345,067)	-	(345,067)	(345,067)

Loss for the year		-	-	-	-	-	-	(8,728,529)	(8,728,529)	(8,728,529)

Balance at December 31, 2024		132,425	29,995,334	1,860	55,596	30,052,790	(773,461)	(20,303,662)	(21,077,123)	9,108,092

The accompanying notes are an integral part of these consolidated financial statements.

NATURE WOOD GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	2024	2023	2022
	USD	USD	USD

Operating activities
(Loss) profit before income tax	(8,802,044)	(11,976,182)	5,210,820
Adjustments for:
(Reversal of) Provision for allowance for expected credit losses on trade receivables	(315,976)	253,459	73,537
Write-down of inventories	1,060,259	1,933,391	-
Impairment loss recognized on property, plant and equipment	794,986	4,244,688	-
Impairment loss recognized on intangible assets	3,643,422	-	-
Depreciation of property, plant and equipment	414,022	863,287	707,747
Depreciation of right-of-use asset	83,314	99,360	105,479
Amortization of intangible assets	954,598	950,624	904,315
Gain on lease modification	(637)	(703)	-
Gain on disposal of property, plant and equipment	(231)	(3,669)	(8,423)
Impairment of prepayments	659,888	-	-
Interest expenses	831,264	1,498,152	1,808,990
Interest income	(13,361)	(23,239)	(11,573)
Operating cash flows before movements in working capital	(690,496)	(2,160,832)	8,790,892
Decrease (increase) in inventories	1,051,327	2,655,526	(2,176,217)
Decrease (increase) in prepayments, trade and other receivables	835,113	3,054,403	(360,436)
(Decrease) increase in trade and other payables	(921,923)	(3,508,602)	929,767
Increase (decrease) in contract liabilities	1,999,277	(40,272)	(608,006)
Cash generated from operations	2,273,298	223	6,576,000
Income tax refunded (paid)	45,963	(239,451)	(704,838)
Net cash generated from (used in) operating activities	2,319,261	(239,228)	5,871,162

Investing activities
Interest received	13,361	23,239	11,573
Purchases of property, plant, and equipment	(754,759)	(116,404)	(1,202,289)
Proceeds from disposal of property, plant and equipment	1,093	22,542	38,185
Purchases of intangible assets	-	(1,057,831)	(314,168)
Decrease (increase) in restricted bank deposits	35,504	(24,815)	37,687
Net cash used in investing activities	(704,801)	(1,153,269)	(1,429,012)

Financing activities
Advances from an ultimate beneficial shareholder	1,524,747	2,579,641	9,767,902
Repayments to an ultimate beneficial shareholder	(942,902)	(6,872,847)	(7,528,710)
Proceeds from bank borrowings	31,774,854	30,492,404	22,477,387
Repayments of bank borrowings	(33,977,952)	(30,637,447)	(25,346,613)
Proceeds from other borrowings	963,547	663,211	-
Repayments of other borrowings	(498,220)	-	-
Repayments of lease liabilities	(57,796)	(105,956)	(105,957)
Proceeds from issue of shares, net of expenses	-	5,092,321	-
Interest paid	(831,264)	(1,498,152)	(1,808,990)
Net cash used in financing activities	(2,044,986)	(286,825)	(2,544,981)

Net (decrease) increase in cash and cash equivalents	(430,526)	(1,679,322)	1,897,169
Cash and bank balances at beginning of year	3,979,416	5,082,587	3,545,458
Effect of foreign exchange rate changes	(585,589)	576,151	(360,040)
Cash and bank balances at end of year	2,963,301	3,979,416	5,082,587

The accompanying notes are an integral part of these consolidated financial statements.

NATURE WOOD GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization and reorganization

Nature Wood Group Limited (the “Company” or the “Group”) was incorporated in the British Virgin Islands on September 22, 2011. The registered office of the Company is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands. The principal place of business of the Company is Avenida da Amizade n.o1287, Chong Fok Centro Comercial, 13 E Macau S.A.R.

The Group’s principal subsidiaries, as of the date of this report, are set out below:

Percentage of effective ownership
Name	Date of incorporation	December 31, 2024	December 31, 2023	Place of incorporation	Principal activities
		%	%
Swift Top Capital Resources Limited	November 20, 2012	100	100	Hong Kong	Trading of logs
Parquet Nature (France) S.A.R.L.	August 21, 2012	100	100	France	Trading of logs
Choi Chon Investment Company Limited	March 12, 2015	100	100	Macau	Trading of wood products
South American Wood S.A.C.	December 16, 2019	100	100	Peru	Trading of wood products
Grupo Maderero Amaz S.A.C.	July 27, 2016	100	100	Peru	Trading of wood products
E&T Forestal S.A.C.	May 2, 2014	100	100	Peru	Manufacturing of wood products and holding of concession rights
Maderera Industrial Isabelita S.A.C.	February 22, 2002	100	100	Peru	Trading of wood products and holding of concession rights
Nuevo San Martin S.A.C.	June 5, 2002	100	100	Peru	Manufacturing and trading of wood products and holding of concession rights
Sepahua Tropical Forest S.A.C.	June 5, 2002	100	100	Peru	Holding of concession rights
Latinoamerican Forest S.A.C.	March 31, 2022	100	100	Peru	Trading of wood products

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

ADOPTION OF NEW AND REVISED STANDARDS – The Group has applied the following amendments to IFRSs issued by the IASB to these consolidated financial statements for the current accounting period:

●	Amendments to IAS 1, Presentation of financial statements – Classification of liabilities as current or non-current (“2020 amendments”) and amendments to IAS 1, Presentation of financial statements – Non-current liabilities with covenants (“2022 amendments”)
●	Amendments to IFRS 16, Leases – Lease liability in a sale and leaseback
●	Amendments to IAS 7, Statement of cash flows and IFRS 7, Financial instruments: Disclosures – Supplier finance arrangements

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

The value of foreign currencies including, may fluctuate against the USD. Any significant variations of the aforementioned currencies relative to the USD may materially affect the Company’s financial condition in terms of reporting in USD. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,
	2024	2023	2022
HKD to USD Year End	0.129	0.128	0.128
HKD to USD Average Rate	0.129	0.128	0.128
CNY to USD Year End	0.139	0.141	0.144
CNY to USD Average Rate	0.139	0.141	0.148
EUR to USD Year End	1.047	1.110	1.066
EUR to USD Average Rate	1.059	1.099	1.052
PEN to USD Year End	0.266	0.270	0.262
PEN to USD Average Rate	0.266	0.268	0.261

(b)	Transactions and balances

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

4	PROPERTY, PLANT AND EQUIPMENT, NET

	Freehold land	Properties	Leasehold Improvements	Construction in progress	Machineries	Furniture and fittings	Motor vehicles	Office equipment	Total
	USD	USD	USD	USD	USD	USD	USD	USD	USD
Cost:
At January 1, 2023	1,546,665	3,177,965	24,633	53,800	4,507,365	42,045	1,302,596	58,838	10,713,907
Additions	-	36,109	-	64,416	10,574	1,392	-	3,913	116,404
Transfer	-	118,216	-	(118,216)	-	-	-	-	-
Disposals	-	-	-	-	(1,401)	-	(88,652)	(184)	(90,237)
Exchange difference	-	-	(410)	-	107	-	6,913	593	7,203
At December 31, 2023 and January 1, 2024	1,546,665	3,332,290	24,223	-	4,516,645	43,437	1,220,857	63,160	10,747,277
Additions	888,605	123,642	-	8,420	27,566	2,136	2,007	2,383	1,054,759
Transfer	-	8,420	-	(8,420)	-	-	-	-	-
Disposals	-	-	-	-	-	-	(3,201)	(617)	(3,818)
Exchange difference	-	-	(356)	-	(94)	-	(6,420)	(1,120)	(7,990)
At December 31, 2024	2,435,270	3,464,352	23,867	-	4,544,117	45,573	1,213,243	63,806	11,790,228

Accumulated depreciation:
At January 1, 2023	-	(362,745)	(15,177)	-	(1,384,252)	(15,582)	(321,677)	(43,726)	(2,143,159)
Charge for the year	-	(156,404)	(6,206)	-	(450,707)	(5,071)	(237,309)	(7,590)	(863,287)
Eliminated upon disposals	-	-	-	-	756	-	70,608	-	71,364
Exchange difference	-	-	236	-	(2,299)	-	(2,984)	(439)	(5,486)
At December 31, 2023 and January 1, 2024	-	(519,149)	(21,147)	-	(1,836,502)	(20,653)	(491,362)	(51,755)	(2,940,568)
Charge for the year	-	(16,940)	(3,089)	-	(162,400)	(5,268)	(220,604)	(5,721)	(414,022)
Eliminated upon disposals	-	-	-	-	-	-	2,347	617	2,964
Exchange difference	-	-	369	-	(39)	-	4,509	1,059	5,898
At December 31, 2024	-	(536,089)	(23,867)	-	(1,998,941)	(25,921)	(705,110)	(55,800)	(3,345,728)

Accumulated impairment:
At January 1, 2023	-	-	-	-	-	-	-	-	-
Charge for the year	-	(2,575,694)	-	-	(1,668,994)	-	-	-	(4,244,688)
At December 31, 2023 and January 1, 2024	-	(2,575,694)	-	-	(1,668,994)	-	-	-	(4,244,688)
Charge for the year	-	(202,663)	-	-	(407,965)	(4,306)	(176,313)	(3,739)	(794,986)
At December 31, 2024	-	(2,778,357)	-	-	(2,076,959)	(4,306)	(176,313)	(3,739)	(5,038,674)

Net book value:
At December 31, 2023	1,546,665	237,447	3,076	-	1,011,149	22,784	729,495	11,405	3,562,021
At December 31, 2024	2,435,270	149,906	-	-	468,217	15,346	331,820	4,267	3,404,826

Impairment assessment

During the reporting period and the last reporting period, certain subsidiaries operating in Peru represented Manufacturing Segment have been severely affected by unfavorable market conditions arising in the construction and home improvement sector, which indicates that the property, plant and equipment of these subsidiaries may have impaired. The directors of the Company have therefore performed an impairment assessment on the property, plant and equipment of these subsidiaries at December 31, 2024 and 2023 respectively. As a result of the impairment assessment, an impairment loss of USD794,985 was recognized in profit or loss during the reporting period (2023: USD4,244,688). The recoverable amount of the relevant assets has been determined on the basis of the fair value less cost of disposal, by reference to market evidence of recent transactions for similar assets.

5	RIGHT-OF-USE-ASSETS, NET

Leased Properties
USD
At January 1, 2023	157,068
Addition	136,242
Lease modification	(6,035)
Depreciation charge for the year	(99,360)
Exchange difference	1,094
At December 31, 2023 and January 1, 2024	189,009

Addition	458,237
Lease modification	(10,459)
Depreciation charge for the year	(83,314)
Exchange difference	(3,785)
At December 31, 2024	549,688

	2024	2023
	USD	USD
Expense relating to short-term lease and other leases with lease terms end within 12 months	30,965	1,283
Total cash outflow for leases	77,751	112,262

For both years, the Group leased offices for its operations. Lease contracts are entered into fixed terms from 3 year to 9 years (2023: 1 year to 9 years). No extension options are available for all leases. Lease terms are negotiated on an individual basis and contain wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable.

All leases are operating leases.

6	INTANGIBLE ASSETS, NET

The Group currently owns certain natural forest concessions and cutting rights for the exploitation of timbers on parcels of land in Peru, which are subject to compliance of certain laws and regulations in Peru. The timber concessions and cutting rights have finite useful lives ranging from 23 to 40 years.

	Timber concession and cutting rights	Others	Total
	USD	USD	USD
Cost:
At January 1, 2023	23,777,849	58,226	23,836,075
Additions	2,162,073	-	2,162,073
At December 31, 2023, January 1, 2024 and December 31, 2024	25,939,922	58,226	25,998,148

Accumulated amortization:
At January 1, 2023	(4,507,678)	(22,940)	(4,530,618)
Charge for the year	(943,607)	(7,017)	(950,624)
Exchange difference	-	33	33
At December 31, 2023 and January 1, 2024	(5,451,285)	(29,924)	(5,481,209)

Charge for the year	(948,112)	(6,486)	(954,598)
Exchange difference	-	(160)	(160)
At December 31, 2024	(6,399,397)	(36,570)	(6,435,967)

Accumulated impairment:
At January 1, 2023, December 31, 2023 and January 1, 2024	-	-	-
Charge for the year	(3,643,422)	-	(3,643,422)
At December 31, 2024	(3,643,422)	-	(3,643,422)

Net book value:
At December 31, 2023	20,488,637	28,302	20,516,939
At December 31, 2024	15,897,103	21,656	15,918,759

7	INVENTORIES

	2024	2023
	USD	USD

Raw materials	80,893	549,541
Work in progress	382,982	372,190
Finished goods	5,652,593	7,307,695
Spare parts for production	310,759	309,387
Total	6,427,227	8,538,813

Note: Provision for impairment of inventories amounted to USD1,385,512 as at December 31, 2024 (2023: USD1,933,391), of which USD1,060,259 (2023: USD1,933,391) were recognised as an expense during the year ended December 31, 2024 and included in “cost of revenue” in the consolidated statement of profit or loss.

8	PREPAYMENTS

	2024	2023
	USD	USD
Advance payments made for:
Purchase of flooring and decking products (Note 1)	3,529,149	4,420,000
Purchase of logs (Note 2)	257,458	625,272
Harvesting work in concessions and wood processing services (Note 3)	1,704,695	1,980,680
Harvesting cost (Note 4)	400,860	1,568,630
Prepayment for acquisition of property, plant and equipment (Note 5)	-	300,000
Others (Note 6)	400,327	226,252
	6,292,489	9,120,834
Less: Amounts to be utilized within 12 months shown under current assets	(6,292,489)	(8,820,834)
Amounts to be utilized after 12 months shown under non-current assets	-	300,000

Notes:

1.	Included in the prepayments, USD3.5 million (2023: USD4.4 million) was advanced for the purchase of flooring and decking products in order to secure our supply chain of wood products to our customers.

2.	Included in the prepayments, USD0.3 million (2023: USD0.6 million) was advanced for the purchase of logs in Peru to secure the raw materials supply for our wood processing for production.

3.	Included in the prepayments, USD1.7 million (2023: USD2.0 million) was advanced for harvesting work in our timber concessions and wood processing services. Provision for impairment of prepayments amounted to USD35,465 as at December 31, 2024 (2023: Nil)

4.	Included in the prepayments, USD0.4 million (2023: USD1.6 million) was the harvesting cost to be transferred to inventories upon the receipt of logs. Provision for impairment of prepayments amounted to USD624,423 as at December 31, 2024 (2023: Nil)

5.	At December 31, 2023, included in the prepayments was an initial payment of USD0.3 million upon signing of a contract by a subsidiary for acquiring a property in Peru at a sum of USD1.0 million. In February 2024, the property has been transferred to the Group. The Group’s capital commitment is disclosed in Note 26.

6.	Remaining amounts of the prepayments were advance payments made to Group’s operating expenses.

9	TRADE AND OTHER RECEIVABLES, NET

	2024	2023
	USD	USD

Trade receivables – contracts with customers	1,638,529	4,963,636
Less: Allowance for credit losses	(167,177)	(483,153)
Trade receivables, net	1,471,352	4,480,483

Other receivables	2,695,154	2,803,236
Total	4,166,506	7,283,719

Movement in the above allowance for credit losses:

Beginning balance	483,153	229,694
(Credited) charged for the year	(315,976)	253,459
Ending balance	167,177	483,153

The normal credit period for customers is ranging from 0 to 90 days. No interest is charged on the outstanding balances.

	2024	2023
	USD	USD

Not past due	136,006	132,747
Past due	1,502,523	4,830,889
Less: Allowance for credit losses	(167,177)	(483,153)
Net trade receivables	1,471,352	4,480,483

The following is an aged analysis of trade receivables, net of allowance for credit losses, presented based on past due date:

	2024	2023
	USD	USD

< 30 days	90,551	589,052
31 days to 60 days	192,595	356,638
61 days to 90 days	29,999	160,131
91 days to 180 days	417,648	2,585,027
181 days to 365 days	604,553	653,559
More than 1 year	-	3,329
Total	1,335,346	4,347,736

As at December 31, 2024, included in the Group’s trade receivables balance are debtors with aggregate carrying amount of USD1,335,346 (2023: USD4,347,736) which are past due as at the reporting date. Out of the past due balances, USD1,022,201 (2023: USD3,241,915) has been past due 91 days or more and is not considered as in default because subsequent settlements were made from these debtors.

As of and through April 30, 2025, the Group has received approximately USD1.1 million in settlements of accounts receivables from its customers.

Details of impairment assessment of trade and other receivables are set out in note 24.

10	RESTRICTED BANK DEPOSITS AND CASH AND BANK BALANCES

	2024	2023
	USD	USD

Restricted bank deposits	592,652	628,156
Cash and bank balances	2,963,301	3,979,416
Total	3,555,953	4,607,572

Restricted bank deposits are pledged to banks as security deposits for the auction of logs.

Details of impairment assessment of restricted bank deposits, and cash and bank balances are set out in note 24.

11	TRADE AND OTHER PAYABLES

	2024	2023
	USD	USD
Trade payables	1,841,297	2,350,888
Other payables	778,114	978,536
Accruals	796,858	1,008,768
Total	3,416,269	4,338,192

Other payables and accruals consist mainly of staff salaries, audit fees and other costs of non-trade nature.

12	CONTRACT LIABILITIES

	2024	2023
	USD	USD
Contract liabilities	2,774,460	775,183

Contract liabilities relates to advances collected from customers but goods have yet delivered. These will be recognized as revenue once the control of the goods has been transferred to customers. Management expects that all the unsatisfied performance obligation as at the end of the reporting period may be recognized as revenue within the next twelve months from balance sheet date. Increase in contract liabilities is due to more deposit received in advance.

13	BANK BORROWINGS AND OTHER BORROWINGS

		2024	2023
		USD	USD

(a)	Bank borrowings (Note (i))
	Bank overdrafts - variable rate	$1,505,771	$1,779,659
	Bank borrowings - fixed rate	6,713,288	8,481,756
	Bank borrowings - variable rate	2,133,931	2,557,815
		10,352,990	12,819,230

	Secured bank borrowings (Note (ii))	10,085,523	11,708,392
	Unsecured bank borrowings	267,467	1,110,838
	Total	10,352,990	12,819,230

	The carrying amounts of the above borrowings are repayable:
	Within one year	10,313,887	12,285,470
	Within a period of more than one year but not exceeding two years	39,103	486,964
	Within a period of more than two years but not exceeding five years	-	46,796
	Total	10,352,990	12,819,230

	Less: Amounts due within one year shown under current liabilities:	(10,313,887)	(12,285,470)
	Amounts shown under non-current liabilities:	39,103	533,760

(b)	Other borrowings (Note (iii))
	Unsecured other borrowings - related parties - fixed rate (Note 23)	425,255	536,530
	Unsecured other borrowing - fixed rate	704,886	127,949
	Total	1,130,141	664,479

Note:

(i)	Bank borrowings carry a weighted average effective interest rate at 5% (2023: 6%).
(ii)	Secured bank borrowings were pledged by the personal guarantee and the private real estate properties owned by our shareholders.
(iii)	Included in other borrowings, an aggregate loan balance from related parties of USD425,255 (2023: USD536,530) was unsecured, interest-free or interest bearing at 8% p.a. (2023: 7.5% p.a.). A principal amount of USD704,886 (2023: USD127,949) was unsecured and interest bearing at 6% to 7.2% p.a. All these balances were repayable within one year after the end of the reporting period.

14	AMOUNTS DUE TO AN ULTIMATE BENEFICIAL SHAREHOLDER

	2024	2023
	USD	USD

Due within one year	1,142,024	5,021,638
Due after one year	12,300,650	12,300,650
Total	13,442,674	17,322,288

Except as described below, all other amounts are unsecured, interest free and repayable on demand.

As at December 31, 2024:

Included in the non-current portion, two promissory notes with an aggregate principal amounts of USD12,300,650 (2023: USD12,300,650) were unsecured, interest-free and repayable in February 2026.

Included in the current portion, a loan balance of USD257,648 was unsecured, interest bearing at 8% p.a. and repayable in December 2025. A principal amount of USD207,407 was unsecured, interest-free and repayable in December 2025.

As at December 31, 2023:

Included in the non-current portion, two promissory notes with an aggregate principal amounts of USD12,300,650 (2022: USD12,300,493) were unsecured, interest-free and repayable in February 2026.

Included in the current portion, an aggregate loan balance of USD895,645 was unsecured, interest bearing at 8% p.a. and repayable in February to March 2024. Principal amounts of USD1,217,405 were unsecured, interest-free and repayable in January to March 2024.

15	LEASE LIABILITIES

	2024	2023
	USD	USD
Within one year	121,335	64,296
Within a period of more than one year but not more than two years	127,261	41,440
Within a period of more than two years but not more than five years	334,849	92,532
	583,445	198,268
Less: Amount due for settlement with 12 months shown under current liabilities	(121,335)	(64,296)
Amount due for settlement after 12 months shown under non-current liabilities	462,110	133,972

The weighted average incremental borrowing rates applied to lease liabilities range from 3% to 9% per annum (2023: 3% to 5% per annum).

Lease obligations that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	2024	2023
	USD	USD
EUR	25,658	42,459
CNY	105,205	131,076

16	SHARE CAPITAL

	2024	2023
	USD	USD
Paid up capital:
132,425,321 ordinary shares (2023: 132,425,321 ordinary shares):
At January 1	132,425	105,263
Issue of new shares for the initial public offering	-	6,687
Issue of new shares for the conversion of Convertible Bonds	-	20,475
At December 31	132,425	132,425

As of December 31, 2024, the Company is authorized to issue a maximum of 200,000,000 (2023: 200,000,000) shares and paid up 132,425,321 (2023: 132,425,321) ordinary shares with a par value of USD0.001. Each paid up ordinary share carries one vote and carry a right to dividends as and when declared by the Company.

Details of share option scheme issued by the Group is described in note 22.

17	REVENUE AND SEGMENT INFORMATION

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

Segment information of these businesses is presented below:

(a)	Reconciliation of the reportable segment revenue, profit or loss

	For the year ended December 31, 2024
	Direct Purchase and ODM	Manufacturing	Unallocated	Total reportable segment
	USD	USD	USD	USD
Logs	12,160,349	1,372,319	-	13,532,668
Flooring	575,668	1,377,074	-	1,952,742
Decking	2,913,838	2,797,853	-	5,711,691
Sawn timber	-	335,986	-	335,986
Carbon credits	6,260	-	-	6,260
Revenue from external customers and segment revenue	15,656,115	5,883,232	-	21,539,347

Interest income	13,173	-	188	13,361
Interest expenses	601,703	227,281	2,280	831,264
Depreciation/amortization	73,465	1,373,721	4,748	1,451,934
Reportable segment results	32,624	(7,513,736)	(1,320,932)	(8,802,044)

	For the year ended December 31, 2023
	Direct Purchase and ODM	Manufacturing	Unallocated	Total reportable segment
	USD	USD	USD	USD
Logs	10,024,250	390,739	-	10,414,989
Flooring	1,844,633	4,204,279	-	6,048,912
Decking	3,712,691	3,945,418	-	7,658,109
Sawn timber	-	1,334,765	-	1,334,765
Revenue from external customers and segment revenue	15,581,574	9,875,201	-	25,456,775

Interest income	19,402	-	3,837	23,239
Interest expenses	575,742	235,043	687,367	1,498,152
Depreciation/amortization	118,514	1,786,016	8,741	1,913,271
Reportable segment results	(128,996)	(9,651,185)	(2,196,001)	(11,976,182)

	For the year ended December 31, 2022
	Direct Purchase and ODM	Manufacturing	Unallocated	Total reportable segment
	USD	USD	USD	USD
Logs	27,272,065	526,192	-	27,798,257
Flooring	4,407,737	7,585,698	-	11,993,435
Decking	5,759,307	8,040,685	-	13,799,992
Sawn timber	-	1,747,593	-	1,747,593
Revenue from external customers and segment revenue	37,439,109	17,900,168	-	55,339,277

Interest income	11,139	-	434	11,573
Interest expenses	647,215	184,988	976,787	1,808,990
Depreciation/amortization	104,447	1,603,402	9,692	1,717,541
Reportable segment results	6,118,794	1,678,217	(2,586,191)	5,210,820

(b)	Reconciliation of the reportable segment assets and liabilities

	As at December 31, 2024
	Direct Purchase and ODM	Manufacturing	Unallocated	Total reportable segment
	USD	USD	USD	USD
Reportable segment assets	12,143,525	28,500,105	164,441	40,808,071

Reportable segment liabilities	(14,420,451)	(15,186,711)	(2,092,817)	(31,699,979)

	As at December 31, 2023
	Direct Purchase and ODM	Manufacturing	Unallocated	Total reportable segment
	USD	USD	USD	USD
Reportable segment assets	17,318,638	36,414,457	587,793	54,320,888

Reportable segment liabilities	(15,727,139)	(19,069,138)	(1,342,923)	(36,139,200)

(c)	Disaggregation of revenue from contracts with customers

In the following table, revenue is disaggregated by the geographical locations of customers and by the timing of revenue recognition.

	2024	2023	2022
	USD	USD	USD

Geographical locations:
China	10,675,975	15,491,537	37,860,768
Europe	4,556,990	8,094,986	15,278,355
South America	1,668,422	1,364,773	1,531,560
North America	554,185	110,057	37,107
Asia	4,056,712	395,422	631,487
Africa	27,063	-	-
Total	21,539,347	25,456,775	55,339,277

Timing of revenue recognition:
At a point in time	21,539,347	25,456,775	55,339,277

Information about major customers is disclosed in note 24 (e).

18	OTHER INCOME, NET

	2024	2023	2022
	USD	USD	USD

Sales of side products and spare parts	281,747	619,830	929,780
VAT tax concessions	150,566	449,097	762,327
Gain on disposal of property, plant and equipment	231	3,669	8,423
Gain on lease modification	637	703	-
Others	59,519	40,352	122,632
Total	492,700	1,113,651	1,823,162

19	FINANCE COSTS

	2024	2023	2022
	USD	USD	USD

Interest expenses on bank borrowings	707,746	605,979	421,753
Interest expenses on other borrowings	30,461	4,638	-
Interest expenses on shareholder loans	73,102	197,066	405,872
Interest expenses on convertible bonds	-	684,163	972,045
Interest expenses on lease liabilities	19,955	6,306	9,320
Bank charges	106,044	106,908	119,302
Total	937,308	1,605,060	1,928,292

20	(LOSS) PROFIT BEFORE INCOME TAX

(Loss) profit before income tax is arrived at after charging:

	2024	2023	2022
	USD	USD	USD

Cost of revenue	16,282,109	23,071,638	35,423,411
Depreciation expenses of:
- Property, plant and equipment	414,022	863,287	707,747
- Right-of-use assets	83,314	99,360	105,479
Amortization of intangible assets	954,598	950,624	904,315
(Reversal of) Provision for allowance for expected credit losses on trade receivables	(315,976)	253,459	73,537
Write-down of inventories, included in cost of revenue	1,060,259	1,933,391	-
Impairment loss recognized on property, plant and equipment	794,986	4,244,688	-
Impairment loss recognized on intangible assets	3,643,422	-	-
Auditor’s remuneration	210,068	204,246	212,268
Employee benefits expenses (including directors’ remuneration):
- Salaries and allowances	2,770,822	3,375,361	3,877,068
- Pension scheme contribution	189,713	264,116	396,232

21	INCOME TAX (CREDITS) EXPENSES

British Virgin Islands

The Company and our subsidiaries incorporated in British Virgin Islands currently enjoy permanent income tax holidays; accordingly, the Company and our subsidiaries incorporated in the British Virgin Islands do not accrue for income taxes.

Peru

Our subsidiaries incorporated in Peru are considered as Peru tax residents under Peru tax laws; accordingly, they are subject to corporate income tax on their taxable income under Peru tax laws at statutory tax rates ranging from 5% to 29.5% (2023: 5% to 29.5%, 2022: 5% to 29.5%), depending on the city where the subsidiaries are situated and operated.

France

Our subsidiary incorporated in France is considered as France tax resident under France tax laws; accordingly, it is subject to corporate income tax on their taxable income under France tax laws at a statutory tax rate of 25.0% (2023: 25.0%, 2022: 33.3%).

China

Our subsidiary incorporated in China is considered as China tax resident under China tax laws; accordingly, it is subject to corporate income tax on their taxable income under China tax laws at a statutory tax rate of 25% (2023: 25%, 2022: 25%).

Macau

Our subsidiary incorporated in Macau is considered as Macau tax resident under Macau tax laws; accordingly, it is subject to corporate income tax on their taxable income under Macau tax laws at a statutory tax rate of 12% (2023: 12%, 2022: 12%).

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to corporate income tax on their taxable income under Hong Kong tax laws at a statutory tax rate of 16.5% (2023: 16.5%, 2022: 16.5%).

The income tax provision consists of the following components:

	2024	2023	2022
	USD	USD	USD

Current tax	16,308	29,186	431,925
Over-provision of tax in prior years	(89,823)	(72,040)	-
Total	(73,515)	(42,854)	431,925

The income tax (credits) expenses for the years can be reconciled to the (loss) profit before income tax per the consolidated statement of profit or loss as follows:

	2024	2023	2022
	USD	USD	USD

(Loss) profit before income tax	(8,802,044)	(11,976,182)	5,210,820

Tax at the respective income tax rates	(1,061,700)	(1,418,569)	847,763
Tax effect of expenses not deductible for tax purpose	1,307,549	1,683,289	649,932
Tax effect of income not taxable for tax purpose	(229,541)	(235,534)	(850,911)
Utilization of tax losses previously not recognized	-	-	(214,859)
Over-provision in respect of prior years	(89,823)	(72,040)	-
Total	(73,515)	(42,854)	431,925

22	SHARE-BASED PAYMENTS TRANSACTIONS

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

At December 31, 2024, the number of shares in respect of which options had been granted and remained outstanding under the Scheme was 6,387,000 (2023: 7,800,000), representing 5% (2023: 6%) of the shares of the Company in issue. The total number of shares in respect of which options may be granted under the Scheme is not permitted to exceed 10% of the shares of the Company in issue at any point in time, without prior approval from the Company’s shareholders. The number of shares issued and to be issued in respect of which options granted and may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company’s shareholders.

Options granted must be taken up within 1 month of the date of grant, upon payment of HK$1 per option. Options may be exercised at any time from the date of grant of the share option to the 10th anniversary of the date of grant. The exercise price is HK$4.661 per share (equivalent to HK$37.288 per ADS).

a) Details of specific categories of options are as follows:

Date of grant	Vesting period	Exercise period	Exercise Price	Exercise dates
September 30, 2019	Vested upon grant date	September 30, 2019–September 29, 2029	HK$4.661 per share	Not yet exercised

August 18, 2020	Vested upon grant date	August 18, 2020 – August 17, 2030	HK$4.661 per share	Not yet exercised

b) The following table discloses movements of the Scheme during the year:

Option grant date	Outstanding at January 1, 2024		Granted during year	Exercised during year	Forfeited during year	Expired during year	Outstanding at December 31, 2024
September 30, 2019		6,597,000	-	-	(210,000)	-		6,387,000
August 18, 2020		1,203,000	-	-	(1,203,000)	-		-
		7,800,000	-	-	(1,413,000)	-		6,387,000
Exercisable at the end of the year								6,387,000

Weighted average exercise price	HK$	4.661	-	-	-	-	HK$	4.661

The following table discloses movements of the Scheme during the prior year:

Option grant date	Outstanding at January 1, 2023		Granted during year	Exercised during year	Forfeited during year	Expired during year	Outstanding at December 31, 2023
September 30, 2019		6,957,000	-	-	(360,000)	-		6,597,000
August 18, 2020		1,203,000	-	-	-	-		1,203,000
		8,160,000	-	-	(360,000)	-		7,800,000
Exercisable at the end of the year								7,800,000

Weighted average exercise price	HK$	4.661	-	-	-	-	HK$	4.661

In respect of the share options exercised during the year, the weighted average share price at the dates of exercise was HK$4.661 (2023: HK$4.661).

c)	During the year ended December 31, 2021, options were granted on 18 August 2020. The estimated fair values of the options granted on this date is HK$0.

d)	These fair values were calculated using Hull-White Enhanced Model. The inputs into the model on option grant dates were as follows:

Underlying stock price	HK$	0.235
Exercise price	HK$	4.661
Expected volatility		2.86
Expected life		10 years
Risk-free rate		1.20%
Expected dividend yield		-

e)	Expected volatility was determined by using the historical volatility of the comparable companies adopted by the independent valuation expert. The expected life used in the model has not been adjusted which is based on the exercise period as specified under the terms and conditions of the share options.

f)	The Group did not recognize any share-based payment expense in relation to share options granted by the Company because assessed option value by the independent valuation expert on grant date is zero.

23	SIGNIFICANT RELATED PARTY TRANSACTIONS

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

Balances due to related parties

			2024	2023
Name	Relationship	Nature	USD	USD
Mr. Hok Pan Se	Ultimate beneficial shareholder	Non-trade payables
		Long-term loans (Note 14)	12,300,650	12,300,650
		Short-term loans (Note 14)	1,142,024	5,021,638

		Amounts due to an ultimate beneficial shareholder	13,442,674	17,322,288

Mr. Ka Wai Se	Related party of an ultimate beneficial shareholder	Other borrowings (Note 13(b))	183,066	536,530

Mr. Ka Chun Se	Related party of an ultimate beneficial shareholder	Other borrowings (Note 13(b))	242,189	-

Prowood (Cambodia) Flooring Co., Ltd	Joint control over the entity by ultimate beneficial shareholder	Contract liabilities	1,500,000	-

Nature Flooring Iindusties Inc	Joint control over the entity by ultimate beneficial shareholder	Contract liabilities	509,042	-

Kunshan Yingyi Trading Limited	Joint control over the entity by ultimate beneficial shareholder	Contract liabilities	139,113	-

Long-term loans from related parties are not expected to be repaid within the next 12 months. The Company did not have any outstanding to any officers or directors as of December 31, 2024 and 2023, and it does not expect to provide long terms loans or credit facilities to officers and directors.

Transactions with related parties

The following table represents the significant related party transactions for the years ended December 31, 2024, 2023 and 2022.

			2024	2023	2022
Name	Relationship	Nature	USD	USD	USD
Mr. Hok Pan Se	Ultimate beneficial shareholder	Interest expense on shareholder loans	73,102	197,066	405,872
Mr. Hok Pan Se	Ultimate beneficial shareholder	Interest expense on convertible bonds	-	71,865	102,149
Fo Shan Sunde Daziran Investment Management Limited	Joint control over the entity by ultimate beneficial shareholder	Lease payments made	-	55,263	24,197
Fo Shan Sunde Changcheng Management Limited	Joint control over the entity by ultimate beneficial shareholder	Lease payments made	20,535	6,523	-

24	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL RISKS MANAGEMENT

a)	Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	2024	2023
	USD	USD
Financial assets
At amortized cost	7,722,459	11,891,291

Financial liabilities
At amortized cost	(28,128,661)	(34,347,163)

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

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Group’s functional currencies are as follows:

	Assets		Liabilities
	2024	2023	2024	2023
	USD	USD	USD	USD
HKD	638,471	1,234,627	5,408,928	6,128,951
EUR	3,253,699	6,606,145	6,668,340	7,777,874
CNY	149,711	532,019	108,961	605,746
PEN	839,614	2,806,064	659,893	1,475,495
MOP	511	252	96,141	15,559

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

	2024	2023	2022
	USD	USD	USD
HKD	(238,523)	(244,716)	(1,019,722)
EUR	(170,732)	(48,365)	113,386
CNY	2,038	(3,686)	6,020
PEN	8,986	(48,904)	(7,804)
MOP	(4,782)	(765)	(2,735)

(iii)	Interest rate risk management

The Group is exposed to cash flow interest rate risk as the Group has bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in the Note 13 to the consolidated financial statements. The Group currently does not have an interest rate hedging policy.

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

If interest rates on loans had been 50 basis points higher/lower and all other variables were held constant, the Group’s (loss) profit for the year would decrease/increase by approximately USD18,199 (2023: USD21,687, 2022: USD6,382).

The shareholder’s loans of the Group are carried at fixed interest rate and thus exposed the Group to fair value interest rate risk. Accordingly, no sensitivity analysis is performed.

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

The Group has concentration of credit risk as 67.4% (2023: 55.2%, 2022: 39.5%) and 89.1% (2023: 89.9%, 2022: 85.4%) of the total trade receivables was due from the Group’s largest customer and the five largest customers respectively. In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals.

In addition, the Group performs impairment assessment under ECL model on trade receivables individually. Impairment of USD315,976 (2023: USD253,459 recognized, 2022: USD73,537 recognized) is reversed during the year. Details of the quantitative disclosures are set out below in this note.

Other receivables

For other receivables, the management makes periodic individual assessment on the recoverability of other receivables based on historical settlement records, past experience, and also quantitative and qualitative information that is reasonable and supportive forward-looking information. The management believes that there is no significant increase in credit risk of these amounts since initial recognition and the Group provided impairment based on 12m ECL. For the years ended December 31, 2024 and 2023, the Group assessed the ECL for other receivables and deposits are insignificant and thus no loss allowance is recognized.

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

The tables below detail the credit risk exposures of the Group’s financial assets, including trade receivables, other receivables, restricted bank deposits, and cash and bank balances, which are subject to ECL assessment:

					2024		2023
	Note	External credit rating	Internal credit rating	12m or lifetime ECL	Gross carrying amount	Allowance for credit losses	Gross carrying amount	Allowance for credit losses
Financial assets at amortized costs					USD	USD	USD	USD
Trade receivables – contract with customers		N/A	Low	12-month ECL (Individual assessment)	136,006	-	132,746	-
			Watch list	Lifetime ECL (Individual assessment)	1,405,627	(70,281)	4,550,560	(206,152)
			Doubtful	Lifetime ECL (Individual assessment)	96,896	(96,896)	280,330	(277,001)
					1,638,529	(167,177)	4,963,636	(483,153)

Other receivables		N/A	Low	12-month ECL		2,695,154		2,803,236

Restricted bank deposits		AA	N/A	12-month ECL		592,652		628,156

Cash and bank balances		AA+	N/A	12-month ECL		2,963,301		3,979,416

(v)	Liquidity risk management

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

As of December 31, 2024, our cash and bank balances amounted to approximately USD3.0 million (2023: USD4.0 million), and our current assets were approximately USD20.9 million 2023: USD29.8 million), and our current liabilities were approximately USD18.9 million (2023: USD23.2 million). Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months from the consolidated financial statement filing date. However, there is no assurance that management will be successful in their plans. There are several factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its services, economic conditions, its operating results not continuing to deteriorate and its bank and shareholders being able to provide continued financial support.

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

	On demand or within 1 year	1 to 2 years	2 to 5 years	Total
	USD	USD	USD	USD

2024
Trade payables	1,841,297	-	-	1,841,297
Other payables	778,114	-	-	778,114
Bank borrowings	10,313,887	39,103	-	10,352,990
Other borrowings	1,130,141	-	-	1,130,141
Amounts due to an ultimate beneficial shareholder	1,142,024	12,300,650	-	13,442,674
Lease liabilities	163,912	160,407	374,008	698,327
Total	15,369,375	12,500,160	374,008	28,243,543

2023
Trade payables	2,350,888	-	-	2,350,888
Other payables	978,536	-	-	978,536
Bank borrowings	12,285,470	486,964	46,796	12,819,230
Other borrowings	664,479	-	-	664,479
Amounts due to an ultimate beneficial shareholder	5,021,638	-	12,300,650	17,322,288
Lease liabilities	70,143	45,291	96,308	211,742
Total	21,371,154	532,255	12,443,754	34,347,163

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

	2024	2023
	USD	USD

Total debts	31,699,979	36,139,200
Total equity	9,108,092	18,181,688

Debt-to-equity %	348	199

The Group is not subject to externally imposed capital requirements for the years ended December 31, 2024 and 2023.

The Group’s overall strategy remains unchanged from prior year.

(e)	Concentrations

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

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	2024		2023		2022
	USD	%	USD	%	USD	%

Amount of the Group’s revenue:	21,539,347	100.0	25,456,775	100.0	55,339,277	100.0
Customer A	3,738,420	17.4	352,182	1.4	-	-
Customer B	2,965,123	13.8	569,270	2.2	-	-
Customer C	2,311,102	10.7	-	-	-	-
Customer D	-	-	7,188,782	28.2	10,810,773	19.5
Customer F	-	-	261,155	1.0	5,528,442	10.0

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	2024		2023		2022
	USD	%	USD	%	USD	%

Amount of the Group’s accounts receivable:	1,638,529	100.0	4,963,636	100.0	6,184,970	100.0
Customer A	1,104,043	67.4	-	-	-	-
Customer B	169,616	10.4	13,962	0.3	381,423	6.2
Customer D	-	-	2,738,407	55.2	-	-
Customer E	-	-	1,105,487	22.3	-	-
Customer F	-	-	-	-	2,440,997	39.5
Customer G	-	-	-	-	946,070	15.3
Customer H	-	-	-	-	780,427	12.6
Customer I	-	-	-	-	730,553	11.8

25	RECONCILIATIONS OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

	At beginning of year	New leases entered	Advance receipts	Repayments made	Conversion to shares	Interest expenses	Exchange difference	At end of year
	USD	USD	USD	USD	USD	USD	USD	USD
2024
Bank borrowings	12,819,230	-	31,774,854	(34,685,698)	-	707,746	(263,142)	10,352,990
Other borrowings	664,479	-	963,547	(528,681)	-	30,461	335	1,130,141
Amounts due to an ultimate beneficial shareholder	17,322,288	-	1,524,747	(5,482,537)*	-	73,102	5,074	13,442,674
Lease liabilities	198,268	447,141	-	(77,751)	-	19,955	(4,168)	583,445
	31,004,265	447,141	34,263,148	(40,774,667)	-	831,264	(261,901)	25,509,250

2023
Bank borrowings	12,836,594	-	30,492,404	(31,243,426)	-	605,979	127,679	12,819,230
Other borrowings	-	-	663,211	(4,638)	-	4,638	1,268	664,479
Convertible bonds	12,210,327	-	-	(684,163)	(12,210,327)	684,163	-	-
Amounts due to an ultimate beneficial shareholder	21,619,313	-	2,579,641	(7,069,913)	-	197,066	(3,819)	17,322,288
Lease liabilities	173,458	128,273	-	(112,262)	-	6,306	2,493	198,268
	46,839,692	128,273	33,735,256	(39,114,402)	(12,210,327)	1,498,152	127,621	31,004,265

*	included receivables of $4,466,533 offsetting against the amount due to an ultimate beneficial shareholder

26	COMMITMENTS AND CONTINGENCIES

Capital Commitment

The Group has the following capital commitments at the end of the reporting period:

	2024	2023
	USD	USD

Contracted, but not provided for:
Property, plant and equipment	42,140	700,000

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no material pending or threatened claims and litigation as of December 31, 2024 and through the issuance date of these consolidated financial statements.

27	SUBSEQUENT EVENTS

The Group evaluated all events and transactions that occurred after December 31, 2024 up through April 30, 2025, which is the date that these consolidated financial statements are available for distribution. Other than the events disclosed above, no other material subsequent events have occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

