Form 20-F
period 2025-12-31
CL Workshop Group Ltd
filed 2026-04-27
CIK 1948294

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number 001-41796

CL WORKSHOP GROUP LIMITED

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.

(Address of principal executive offices)

Liying Wang, Director and Chief Executive Officer

Telephone: +86 13535839308

Email: nwglwly@163.com

At the address of the Company set forth above

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing eight Class A ordinary shares, par value $0.001 per share	NWGL	The Nasdaq Stock Market LLC

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

39,492,471 Class A ordinary shares and 92,932,850 Class B ordinary shares were outstanding as of December 31, 2025

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless we indicate otherwise, references in this report to:

●	“ADSs” are to American depositary shares, each of which represents eight Class A Ordinary Shares;

●	“BVI” are to the British Virgin Islands;

●	“BVI Act” are to BVI Business Companies Act, 2004 as amended from time to time

●	“Class A Ordinary Shares” are to our class A ordinary shares, with par value of US$0.001 each, which carry 1 vote per share;

●	“Class B Ordinary Shares” are to our class B ordinary shares, with par value of US$0.001 each, which carry 50 votes per share;

●	“FSC” are to the Forest Stewardship Council;

●	“Hong Kong” are to the Hong Kong Special Administrative Region in the People’s Republic of China;

●	“IPO” are to the Company’s initial public offering which was consummated on September 14, 2023;

●	“Macau” are to the Macao Special Administrative Region in the People’s Republic of China;

●	“Operating Subsidiaries” are to Swift Top Capital Resources Limited, Parquet Nature (France) S.A.R.L., Choi Chon Investment Company Limited, South American Wood S.A.C., Nature Carbon Sink Limited, Nature Carbon Peru S.A.C., Foshan City Linjia Technology Company Limited and Foshan Linquan Forestry Co., Ltd., each a subsidiary of our Company;

●	“Ordinary Shares” are to the ordinary shares of our Company, par value of $0.001 per share;

●	“Our Board” are to the board of Directors;

●	“our Company” are to CL Workshop Group Limited, the holding company incorporated in the BVI;

●	“our Forests” are to parcels of land in Peru with an aggregate area of approximately 615,333 hectares, of which our Group owned the natural forest concessions and cutting rights for the exploitation of timber, as at December 31, 2025;

●	“our Group”, “the Group”, “we”, “us” and “our” are to our Company and its subsidiaries; where the discussions in the context relate to business operations and/or financial performance, then the terms “Company”, “we”, “us”, “our”, “our Company”, “our Group”, “the Group” and “our business” refer to the business operations and/or financial performance of the Operating Subsidiaries;

●	“our Director(s)” are to the director(s) of our Company;

●	“PEFC” are to Programme for the Endorsement of Forest Certification;

●	“PRC” or “China” are to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan for the purposes of this report only;

●	“RMB” or “Renminbi” are to the legal currency of China;

●	“sawn timber” are to square timber and commercial materials;

●	“$”, “USD”, “US$” or “U.S. dollars” are to the legal currency of the United States;

●	“HKD” or “HK$” are to the legal currency of Hong Kong;

●	“EUR” are to the legal currency of the European Union;

●	“MOP” are to the legal currency of Macau;

●	“SOL” or “S/” are to the legal currency of Peru.

ii

Our Company is a holding company incorporated in the BVI. As a holding company with no material operations of our own, we conduct our operations mainly in Peru, France, Hong Kong and Macau, through our subsidiaries (collectively, the “Operating Subsidiaries”). See Part I – Item 4 on the information of our Operating Subsidiaries.

As our Company is a holding company incorporated in the BVI and not a Chinese operating company, our operations in Hong Kong, Macau and China are conducted by our subsidiaries based in Hong Kong, Macau and China. Investors in our Company hold interests in the BVI holding company and do not directly hold equity interests in the Operating Subsidiaries. This structure involves unique risks to investors. See Part I – Item 3 for a discussion of risks facing the Company as a result of this structure. We may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the cybersecurity review and regulatory review of overseas listing of our ADSs through an offshore holding company. We are also subject to the risks of uncertainty about any future actions of the Chinese government or authorities in Hong Kong and Macau in this regard.

Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could affect our operations;
●	could significantly limit or completely hinder our ability to continue our operations;
●	could hinder our ability to continue to offer securities to investors; and
●	may cause the value of our ADSs to significantly decline or be worthless.

The PRC legal system is based on written statutes and their legal interpretations by the Standing Committee of the National People’s Congress. Previous court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade.

The PRC legal system is constantly evolving and may change quickly with little advance notice, and the PRC government may promulgate new laws and regulations in the future that may cover operations in Hong Kong. If we are deemed not to comply with these requirements, we may be subject to fines and other administrative penalties imposed by relevant PRC authorities. Any change in foreign investment regulations, and other laws, regulations and policies in China or any punishment imposed or actions taken by the PRC government for our violation of such regulations or policies could result in a material change in our operations and/or the value of the securities we registered for sale and could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors or cause the value of our ADSs to significantly decline or be worthless.

Any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

In addition, our ADSs may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) (as amended by the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for two consecutive years. Our auditor has been inspected by the PCAOB on a regular basis, and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022. If trading in our ADSs is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ADSs and trading in our ADSs could be prohibited. On August 26, 2022, the PCAOB signed SOP Agreements with the China Securities Regulatory Commission and China’s Ministry of Finance. The SOP Agreements established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control.

iii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	health crisis, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; and

●	war, armed conflicts, or geopolitical tensions and the resulting impact on our operations and markets.

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

iv

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

The information required by Item 3.C. is included in Item 14 below.

3.D. Risk Factors

You should carefully consider each of the following risks and all the other information contained in this 2025 20-F Report in evaluating us and our common stock. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. Our business, financial condition, results of operations and cash flows could be materially and adversely affected by these risks, and, as a result, the trading price of our common stock could decline. We have in the past been adversely affected by certain of, and may in the future be affected by, these risks. You should not interpret the disclosure of any risk factor to imply that the risk has not already materialized.

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

Our financial statements for the year ended December 31, 2025 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

Our financial statements for the year ended December 31, 2025 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This going concern assessment may prevent us from obtaining new financing on reasonable terms, if at all, and imperil our ability to continue operating as a going concern.

We depend on certain major customers.

For each of the years ended December 31, 2025, 2024 and 2023, we had a total of 55, 64 and 62 customers respectively, which had purchased our wood products. Our five largest customers during the respective periods accounted for approximately 71.4%, 67.1% and 71.2% of our total turnover respectively; whilst our largest customer accounted for approximately 37.7%, 22.9% and 40.7% of our total turnover respectively.

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

We are subject to risks related to U.S. tariffs imposed on imports. Since March 2025, the United States government has imposed tariffs on various imports to strengthen its domestic production. In particular, the U.S. imposed duty on imports of wood products as of March 25, 2025. For the years ended December 31, 2025 and 2024, 2.2% and 3.2% of our total revenue were generated from customers located in North America. These tariffs may lead to increase in costs for our wood products, compressing our profit margins and causing potential disruptions in our supply chain that could hinder production. Market volatility and fluctuations in consumer demand may adversely affect our sales, coupled with the complexities of regulatory compliance. Furthermore, retaliatory actions from Peru, France and China could restrict our export opportunities, creating challenges for our long-term strategic planning. As such, the imposition of U.S tariffs on imports could materially impact our financial performance and operational stability.

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

To the extent cash or assets in our business is in the PRC or in our PRC subsidiaries, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiaries by the PRC government to transfer cash or assets.

We may in the future depend on dividends and other distributions on equity paid by our PRC subsidiaries or depend on our assets located in China for our cash and financing requirements. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in the availability of foreign currency may then restrict the ability of our PRC subsidiary to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. Therefore, to the extent cash or assets in our business is in the PRC or in our PRC subsidiaries, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiaries by the PRC government to transfer cash or assets.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by the State Administration of Foreign Exchange of the PRC for cross-border transactions. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

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

Risks Related to Our ADSs

An active trading market for the ADSs on Nasdaq might not develop or be sustained, their trading prices might fluctuate significantly and the liquidity of our ADSs would be materially affected.

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

We are a “controlled company” within the meaning of Nasdaq rules and we will qualify for and may rely on exemptions from certain corporate governance requirements.

We are a “controlled company” within the meaning of Nasdaq Stock Market Rules. As at the date of this report, TUTU Business Services Limited, our controlling shareholder, which is owned as to 100% by Ms. Wang Liying, our Director and Chief Executive Officer, owns 92,932,850 Class B Ordinary Shares, representing 100% of our total issued and outstanding Class B Ordinary Shares and approximately 99.16% of the total voting power of our capital stock. As a result of the dual-class share structure and the concentration of ownership, Ms. Wang Liying, through TUTU Business Services Limited, will be able to control the management and affairs of our Company and all matters requiring shareholder approval, including without limitation, the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.

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

For the years ended December 31, 2025, 2024 and 2023 and up to the date of this report, we did not declare or pay any dividends. We cannot guarantee when, if, or in what form, dividends will be paid on the ADSs following the listing. A declaration of dividends must be proposed by our board of directors and will be based on, and limited by, various factors, including our business and financial performance, capital and regulatory requirements and general business conditions. Furthermore, we may not have sufficient profits to make dividend distributions to our shareholders in the future, even if our financial statements prepared in accordance with IFRS indicate that our operations have been profitable.

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

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, we elected to be exempt from the requirements:

●	Nasdaq Marketplace Rule 5635(c) which requires a Nasdaq-listed company to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

Except for the foregoing, we endeavor to comply with the Nasdaq corporate governance practices and except for the foregoing, there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies.

If we choose to further follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or cancelling and withdrawing the underlying Class A Ordinary Shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a substantial existing right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or cancelling and withdrawing the underlying Class A Ordinary Shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

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

4.A. History and Development of the Company

With more than 15 years of experience in forest land operation, our Group has become a diversified enterprise integrating the production and sales of a range of wood products, including logs, decking, flooring, sawn timber and carbon credits. Our Group has a supply chain throughout USA, South America, Africa and Europe.

With Mr. Hok Pan Se becoming our principal shareholder in June 2016, he pursued his vision of developing our Group into a vertically-integrated forestry company by acquiring more new forests with a view to reducing the impact of our business from market fluctuations on raw materials.

As part of these earlier vertical integration efforts, our Group expanded downstream capabilities by acquiring wood processing facility in Peru (in January 2017 and June 2020, respectively). These steps enabled the introduction of ready-to-use decking products sold directly to end customers—unlike the flooring products handled prior to 2017, which generally required further reprocessing—as well as supporting business growth for a period and facilitating the launch of essential oils in November 2020, a new product line refined from forest resources and exported to customers.

However, amid challenging global conditions including a downturn in the home building and renovation markets, ongoing geopolitical conflicts affecting trade, and weakness in key demand drivers such as the Chinese property sector, our forests and processing facilities operations in Peru (held through Peru Forestry Management Co., Limited and its subsidiaries) incurred persistent losses over recent years. In June 2025, our Group completed the disposal of the entire issued share capital of Peru Forestry Management Co., Limited and its subsidiaries. This transaction eliminated the ongoing negative impact of these losses on our Group’s overall profitability and cash flows, while allowing management to refocus resources on a more agile business model centered on trading of wood products, exploring new opportunities, and optimizing the product mix in a volatile industry environment.

In October 2025, Mr. Se Hok Pan, Easy Bliss Limited, Linking Stars Limited, More Choice Global Limited, Mr. Chan Wing Luk and Mr. Huang Qing Cai completed the transfer of an aggregate of 114,974,179 Ordinary Shares, representing approximately 86.82% of the Company’s issued and outstanding Ordinary Shares, to TUTU Business Services Limited, Ms. Liang Yanxia, Mr. Li Xianfeng, Ms. Miao Huiping, Mr. Wang Lei and Mr. Wang Gang, pursuant to a share purchase agreement dated October 22, 2025. This transaction was effected by private sale of existing Ordinary Shares. The Company did not issue any new shares and was not a party to the share purchase agreement. Following closing, TUTU Business Services Limited became the controlling shareholder of our Group.

In December 2025, following approval by the shareholders at the Company’s Annual General Meeting, the name of the Company was officially changed from “Nature Wood Group Limited” to “CL Workshop Group Limited”, with the corresponding foreign (Chinese) name updated from “大自然林業集團有限公司” to “刺梨工坊公司”. The change reflects the Company’s evolution under new strategic direction and ownership structure following recent developments.

4.B. Business Overview

BUSINESS

Overview

We are a forestry company headquartered in Macau that focuses on trading of wooden product. We offer a broad line of products, including logs, decking and flooring, primarily through our sales network in Europe, South Asia, South America, North America and China.

Our Products

We sell a broad line of products, mainly logs, decking, flooring and sawn timber. The table below sets out our revenue by product type during the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31, 2025		For the year ended December 31, 2024		For the year ended December 31, 2023
	$ (‘000)%		$ (‘000)%		$ (‘000)%
Logs	5,633	38.6%	12,161	74.4%	10,024	56.8%
Flooring	7,524	51.6%	745	4.6%	2,124	12.0%
Decking	1,157	7.9%	3,376	20.7%	5,393	30.5%
Sawn timber	270	1.9%	53	0.3%	132	0.7%
Carbon credits	-	-	6	0.1%	-	-
Total	$14,584	100.0%	$16,341	100.0%	$17,673	100.0%

Customers

During the years ended December 31, 2025, 2024 and 2023, we sold our wood products principally to our customers located in China, Europe, South America, North America and Asia. The following table sets out our revenue by the location of our customers:

	For the year ended December 31, 2025		For the year ended December 31 2024		For the year ended December 31 2023
	$ (‘000)%		$ (‘000)%		$ (‘000)%
Location of customers
China	6,503	44.6	7,651	46.8	10,303	58.3
Europe	1,968	13.5	4,091	25.0	6,036	34.2
South America	16	0.1	-	-	896	5.1
North America	317	2.2	515	3.2	43	0.2
Asia	5,531	37.9	4,057	24.8	395	2.2
Africa	249	1.7	27	0.2	-	-

Total	$14,584	100.0	$16,341	100.0	$17,673	100.0

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

Properties

Our headquarters are located at Avenida da Amizade no. 1287, Chong Fok Centro Comercial, 13 E Macau S.A.R. The following table sets forth the location, use and size of our owned and leased facilities as of December 31, 2025:

Location	Use	Leased/Owned	Approximate Area
Lima, Peru	Office	Owned	619 m2
Val de Marne, France	Office	Leased	60 m2
Guangdong, China	Office	Leased	318 m2

Intellectual Property

As of December 31, 2025, we registered the following domain name:

Domain name	Registered owner	Registration date	Expiry date

www.nature-wood.com	Foshan City Linjia Technology Company Limited	December 27, 2018	December 27, 2026

During the years ended December 31, 2023, 2024 and 2025, we were not involved in any proceedings with regard to, and we did not receive notice of any claim of, infringement of any intellectual property rights that may be threatened or pending in which we may be involved either as a claimant or respondent which would have a material impact on our business, financial conditions or results of operations.

Legal and Regulatory Compliance

During the years ended December 31, 2023, 2024 and 2025, we obtained the certificates that are required and material for our business and operations, which demonstrates our commitment to sustainable forest management. Further, we have complied in all material aspects with the relevant laws and regulations and there was no incident relating to our material certificates that are material to our business and operations which constitutes non-compliance during the years ended December 31, 2023, 2024 and 2025. The following table sets out the details of the material certificates held by our Group as of December 31, 2025:

Certificate	Holding entity	Issuing authority	Certification code	Date of grant	Date of expiry

FSC CoC certification	Swift Top Capital Resources Limited, Foshan City Linjia Technology Company Limited and Choi Chon Investment Company Limited	FSC	BV-COC-207557	September 13, 2024	September 12, 2029

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

Provisions with a national scope are integrated in:

-	the Organic Law for the Sustainable Use of Natural Resources (“Ley Orgánica para el Aprovechamiento Sostenible de los Recursos Naturales”), approved by Law No. 26821;

-	the Forest and Wildlife Law (“Ley Forestal y de Fauna Silvestre”), approved by Law No. 29763, and its implementing regulations, including the Regulation for Forest Management approved by Supreme Decree No. 018-2015-MINAGRI, as amended; and

-	in addition, forestry activities are subject to complementary sectoral, environmental, territorial, and local rules, including zoning rules and the specific title enabling the relevant activity.

The legislation relating to forest exploitation is relatively complex given the numerous regulations that coexist and apply under specific criteria (e.g., forest zoning, the kind of forest, the surface area of the cut to be carried out, the presence or absence of native and rural communities, etc.).

Forestry activities in Peru generally require an applicable enabling title, permit, authorization, concession or other operating right, depending on the nature of the activity, the legal status of the relevant land, and the applicable regulatory regime. Such rights are subject to management, operational, reporting, compensation and supervisory requirements.

The Peruvian Forestry Supervisory Agency (Organismo de Supervisión de los Recursos Forestales y de Fauna Silvestre, or “OSINFOR”) supervises compliance with obligations associated with forestry titles within its legal mandate. OSINFOR’s supervisory role is complemented by the National Forest and Wildlife Service (Servicio Nacional Forestal y de Fauna Silvestre, or “SERFOR”) and regional forestry authorities, which exercise administrative, regulatory and permitting functions within their respective competences.

Holders of forestry concessions are required to pay economic compensation in favour of the Peruvian government for the right of use granted over the forest, calculated on the basis of payment per area and/or payment for the exploitation value of the natural resource. In addition, concessionaires must maintain a guarantee of faithful compliance throughout the concession period, in the form of a standby letter of credit (carta fianza), surety bond (póliza de caución), cash deposit, or security interest over assets, as provided by the forestry regulations.

Regulations on Environmental Matters

Peruvian operations are subject to environmental laws and regulations, including the framework established by Law No. 27446 and its implementing regulations. Projects requiring environmental certification may not commence until the competent authority has issued the corresponding approval. Depending on the anticipated level of environmental impact, a project may be required to obtain a Declaration of Environmental Impact (DIA), a Semi-detailed Environmental Impact Study (EIA-sd) or a Detailed Environmental Impact Study (EIA-d).

Operations are also subject to obligations relating to emissions, effluents, noise, vibrations, solid waste management and environmental remediation, including obligations arising under applicable environmental management instruments and administrative orders. OEFA (“Organismo de Evaluación y Fiscalización Ambiental”) is responsible for supervising compliance with applicable environmental obligations and may impose fines, corrective measures or other administrative sanctions, including the suspension of activities in certain circumstances.

Regulations Relating to Dividend Distributions

According to the General Companies Law (“Ley General de Sociedades”), approved by Law No. 26887 and its amendments, companies duly incorporated under Peruvian law may pay dividends only if the general shareholders’ meeting (junta general de accionistas) approves the distribution of up to one hundred percent (100%) of their accumulated profit (after payment of income tax).

Peruvian regulations require that at least ten percent (10%) of the company’s after-tax profit be set aside as a legal reserve, until such reserve equals one-fifth (20%) of the paid-in capital (capital social), pursuant to Article 229 of the General Companies Law.

Additionally, according to Article 40 of the General Companies Law, in order to distribute dividends, profits must be determined in accordance with the individual financial statements of the company duly approved by the general shareholders’ meeting of the company.

Finally, dividend distributions to non-domiciled shareholders (whether individuals or legal entities) are subject to a five percent (5%) withholding tax in Peru. Dividend distributions between Peruvian-domiciled legal entities are not subject to withholding tax.

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

According to Legislative Decree No. 662 and its regulations, foreign investments made by non-domiciled individuals and/or legal entities must be channelled through (i) companies of the Peruvian financial system or (ii) non-domiciled banking or financial companies. In addition, under the TUO of Law No. 28194, approved by Supreme Decree No. 150-2007-EF, certain transactions must be made through the Peruvian financial system for purposes of traceability and formalization. Thus, the transfer of funds from foreign territories (i.e. USA, PRC, France, BVI or offshore) to Peru should be exercisable without any significant restriction that could otherwise render the operation unviable.

As consequence of the aforementioned, the financial relations between Peruvian and foreign individuals are free due to the lack of exchange control or restrictive currency regulations.

Regulations Relating to Labor

Peruvian labour regime is a sum of specific regulations that regulate the hiring, labour conditions and benefits and extinction of the labour contract, among others. This regulation is complemented by collective agreements – signed with labour unions – and/or individual agreements, signed directly with the employee.

Among the most important regulation of the private sector, we have regulations that govern the minimum wage, compensation for time of service, legal bonus, paid leave, weekly rest, maximum working time and overtime, profit sharing, family allowance, and contributions and taxes levied on the remuneration of employees.

Companies performing forestry activities under the regime of Law No. 31110, as amended by Law No. 32434, are also subject to a special labour regime which provides differentiated rules regarding compensation for time of service (CTS), profit sharing (7.5% of the company’s pre-tax profits for 2024 through 2026, and 10% from 2027 onwards), and other employment benefits.

Regulations Relating to Foreign Trade

According to the General Customs Law (“Ley General de Aduanas”), approved by Legislative Decree No. 1053, as amended, and its Regulations, SUNAT (“Superintendencia Nacional de Aduanas y Administración Tributaria”) administers and enforces Peru’s customs regime. Companies engaging in import or export operations must be duly registered with the taxpayers’ registration number (“Registro Único de Contribuyente” or the “RUC”) and comply with the customs formalities applicable to the relevant operation, including the customs declaration, transport document, invoice or equivalent proof of transfer, and any additional document required by the nature of the goods.

The General Customs Law and its regulations govern customs infractions and their respective sanctions, which are classified as fines and administrative sanctions: (i) suspension; (ii) cancellation; and (iii) disablement. It is essential to mention that SUNAT has the power to apply the sanctions objectively or subjectively.

Peruvian companies must obtain a valid single RUC before they can carry out trade operations, such as import and export. The primary documents required by the administration for the definitive export of goods out of the country are as follows:

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

On April 28, 2009, Peru executed a free trade agreement with the PRC, which entered into force on March 1, 2010. Customs affairs and trade facilitation are covered in such agreement, helping Peruvian products enter the Chinese market under more competitive conditions by eliminating and/or reducing tariffs applicable to certain goods.

Tax Regime applicable to Forestry Activities

Pursuant to the Fourteenth Complementary Final Rule of Law No. 29763, persons carrying out forestry activities may enjoy the preferential income tax regime originally set forth in Law No. 31110 for agricultural companies. The tax regime applicable to the forestry sector has been substantially modified by Law No. 32434 (“Ley que promueve la transformación productiva, competitiva y sostenible del sector agrario con protección social hacia la agricultura moderna”), published on September 10, 2025 and effective as of January 1, 2026.

Under Law No. 32434, the income tax rates applicable to companies engaged in forestry activities (classified as “empresas agrarias” under the new law) are as follows:

(a)	For the period from January 1, 2026 through December 31, 2035, a preferential income tax rate of 15% applies to all qualifying companies, regardless of revenue level.

(b)	From January 1, 2036 onwards, the general income tax rate of 29.5% shall apply.

The amount of the tax unit (“Unidad Impositiva Tributaria” or the “UIT”) is set by the Peruvian government on a yearly basis. For 2026, the UIT is S/ 5,500, as established by Supreme Decree No. 301-2025-EF.

Prior to the enactment of Law No. 32434, Law No. 31110 had established escalating income tax rates for companies with net revenues exceeding 1,700 UIT (15% for 2021–2022, 20% for 2023–2024, 25% for 2025–2027, and 29.5% from 2028 onwards). Law No. 32434 replaced this escalating structure with a flat 15% rate for all qualifying companies through 2035.

Additionally, pursuant to Law No. 32434, companies performing forestry activities may enjoy an accelerated depreciation rate of 20% per annum on investments in infrastructure works related to hydraulic infrastructure and irrigation acquired or constructed between 2026 and 2035. This benefit replaces and extends the prior accelerated depreciation regime under Law No. 31110, which expired on December 31, 2025.

Incompatibility with Other Tax Regimes

Law No. 32434 expressly provides that its beneficiaries may not simultaneously avail themselves of other preferential tax regimes, including: (a) the MYPE Tax Regime; (b) the income tax regime under Law No. 27037 (“Ley de Promoción de la Inversión en la Amazonía”); (c) the benefits under Law No. 27688 (Zona Franca de Tacna); (d) certain benefits under Article 10 of Law No. 31110; and (e) the benefits under Article 8 of Law No. 31969.

Separately, companies located in the departments of Loreto and Madre de Dios, and in the districts of Iparia and Masisea of the Coronel Portillo province, and in the provinces of Atalaya and Purus of the department of Ucayali, may enjoy a 5% preferential income tax rate under Law No. 27037 (Ley de Promoción de la Inversión en la Amazonía) so long as they carry out forest extraction activities (a benefit set to expire in 2048). However, under Law No. 32434, the Amazonia regime and the agrarian/forestry regime are mutually exclusive.

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

In addition to the legal provisions, there are a number of standards:

-	at the European level, the “EN” standards known as “harmonized standards”, give presumption of conformity of a product in relation to the European Directives concerned; they are taken over in France by the AFNOR (French Association for Standardization);

-	at the worldwide level, the “ISO” standards.

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

Regulations Relating to Business Operation

Registration

Prior to the commencement of business operations in France, any company must be registered with the Trade and Companies Register (Registre du commerce et des sociétés) (RCS). Each establishment operated by any company must also be declared and registered as a secondary establishment with the relevant Trade and Companies Register.

Reporting Requirements

Every French commercial company, including French branches of foreign companies, must comply with accounting requirements and keep annual financial statements (balance sheet, profit and loss account, and, if required, management reports, minutes of the annual meeting regarding the approval of the accounts and allocation of profit), which must be filed with the registry of the competent commercial court.

French law imposes beneficial ownership reporting requirements on all unlisted companies and foreign companies with a French branch. These companies must identify and disclose the identity of any individual who:

-	Directly or indirectly owns more than 25% of the company’s capital or voting rights, or otherwise

-	Exercises control over the company within the meaning of the Commercial Code.

Statutory Auditors

An auditor must be appointed by commercial companies that exceed at least two of the three following thresholds.

The rules governing the mandatory appointment of statutory auditors in commercial companies have been amended following Decree No. 2024-152 of 28 February 2024.

-	Before 1 March 2024: (i) turnover of 8 million Euros, (ii) total balance sheet of 4 million Euros and (iii) 50 employees);

-	After 1 March 2024: (i) turnover of 10 million Euros, (ii) total balance sheet of 5 million Euros and (iii) 50 employees.

If a statutory auditor has already been appointed, their mandate continues for its full term, even if the company no longer meets the applicable thresholds.

The mandate of the statutory auditor of our French subsidiary, PARQUET NATURE (FRANCE), was renewed at the Ordinary General Meeting held on 30 June 2021 for a period of six financial years, in accordance with the applicable legal provisions. This mandate will expire at the General Meeting to be held in 2027 to approve the financial statements for the financial year ending in 2026.

Regulations Relating to Personal Data Protection

Organizations processing personal data (which includes employee data, customer data, and business contact information) must comply with the Regulation (EU) 2016/679 of 27 April 2016 (General Data Protection Regulation - GDPR), applicable since May 25, 2018, and with the French law n°78-17 of January 6, 1978 on Data Processing, Data Files and Individual Liberties, as amended in June 2018.

Organizations are also encouraged to appoint a Data Protection Officer we will oversees compliance with data protection obligations.

An independent administrative authority is responsible for monitoring compliance with the legislation and has the power to impose sanctions, namely the Commission nationale de l’informatique et des libertés (CNIL).

Regulations Relating to Anti-Money Laundering (AML) and Counter-Terrorism Financing (CTF)

Beginning in 2016, France has taken several important steps to strengthen its approach to anti-money laundering. These steps included incorporating EU Directives into the country’s laws.

In particular, France transposed Directive (EU) 2018/843 of 3 May 2018 (the Fifth EU AMLD) by Ordinance No. 2020-115 of 12 February 2020.

Provisions relating to the fight against AML/CFT are found primarily in the Criminal Code and the Monetary and Financial Code (CMF).

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

Regulations Relating to Intellectual Property

French law on intellectual property rights is the result of national statutory and regulatory provisions, including those implementing international and multilateral agreements, and European regulations having direct effect in France as a Member State of the European Union.

In this respect, France is a party to the Paris Convention for the Protection of Industrial Property of 20 March 1883, which introduces key mechanisms, such as the priority right.

France is also a party to a number of special agreements. Some of these allow for an international filing of applications for registered intellectual property rights: including trademarks, patents and designs, the Madrid Agreement Concerning the International Registration of Marks of 14 April 1891 and the Madrid Protocol of 27 June 1989.

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

On December 15, 2025, MOFCOM and the NDRC released the Encouraged Industries Catalogue (2025 Version), which became effective on February 1, 2026, to replace the then existing Encouraged Industries Catalog. On September 6, 2024, MOFCOM and the NDRC released Negative List (2024 Version), which became effective on November 1, 2024, to replace the then existing Negative List. The Negative List (2024 Version) sets forth the industries in which foreign investments are restricted or prohibited. Industries that are not listed in the Negative List (2024 Version) are generally permitted to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.

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

SAFE Circular No. 19

The Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-Funded Enterprises, or the SAFE Circular No.19, which was promulgated by the SAFE on March 30, 2015, and became effective on June 1, 2015, and was further amended on December 30, 2019 and March 23, 2023, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account), and cancelled the restriction prohibiting the settlement of foreign exchange funds held in special accounts for inbound overseas margin deposits and domestic margin deposits. Pursuant to the SAFE Circular No.19, for the time being, FIEs are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign- invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign- invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

Based on the foregoing, when setting up a new foreign-invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise shall register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application. If we intend to provide funding to our WFOE through capital injection at or after their establishment, we shall register the establishment of and any follow-on capital increase in our wholly foreign owned subsidiaries with the SMAR or its local counterparts, file such and register such with the local banks for the foreign exchange related matters.

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

Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the injection of capital, payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents and onshore company to penalties under PRC foreign exchange administration regulations. In addition, the failure of the Chinese resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines of less than RMB50,000. Ms. Liying Wang, our director and controlling shareholder, who is a citizen of China, is required to comply with the applicable PRC laws and regulations for the overseas foreign investments. We cannot assure you that each of our Chinese resident shareholders has completed or will complete the registration process as required by the applicable PRC laws and regulations, including but not limited to the SAFE Circular 37.

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

Regulations on Tax

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2019 and January 20, 2025. Under the Enterprise Income Tax Law and the relevant implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in China. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the Enterprise Income Tax Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishments or premises in China but there is no actual relationship between the relevant income derived in China and the established institutions or premises set up by them, withholding income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

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

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, became effective on January 1, 1994, and were subsequently amended from time to time. On December 25, 2024, the SCNPC promulgated the Value-added Tax Law of the PRC, or the VAT Law, and the State Council promulgated the Implementation Regulations of the VAT Law, which both came into effect on January 1, 2026, and the PRC Provisional Regulations on Value-added Tax were simultaneously abolished. Pursuant to the VAT Law and its implementation regulations, entities and individuals (including individual industrial and commercial proprietors) selling goods, services, intangible assets, real estate and importing goods within the territory of the PRC are taxpayers of Value-added Tax, or VAT and shall pay VAT in accordance with the provisions of the law. On January 30, 2026 and February 1, 2026, the Ministry of Finance, the State Administration of Taxation, or SAT, and the General Administration of Customs separately or jointly issued a number of announcements on various matters for the implementation of the VAT Law, such as matters concerning the transition of VAT preferential policies following the implementation of the VAT Law, the specific scope of VAT levying, the filing of VAT returns, the input VAT credit and others related matters. Pursuant to these laws, regulations and announcements, the generally applicable VAT rate is 13%, except as otherwise specified, and in certain specific circumstances, the VAT rates are 9%, 6%, and 0%, and the VAT rate applicable to small-scale taxpayers is 3%. If a small-scale taxpayer’s total monthly sales amount does not exceed RMB100 thousand and its quarterly sales volume does not exceed RMB300 thousand, the VAT will be exempted.

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

Regulations Related to Securities Offering and Listing Overseas

On February 17, 2023, the CSRC published the Overseas Listing Measures, which became effective on March 31, 2023, and was subsequently supplemented by seven Guidelines on the Application of Regulatory Rules to date. Pursuant to these Measures and Guidelines, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. In addition, a domestic company that seeks to directly or indirectly list its domestic assets in overseas markets through single or multiple acquisitions, share swaps, transfers of shares or other means, shall also fulfil the filing procedure within three business days after the application submission. Where overseas application documents are not required, the filing shall be made within 3 business days after the first public disclosure of the specifics of the transaction is made by the listed company. The identification of indirect overseas offering and listing by a domestic enterprise shall follow the principle of substance over form, where an issuer falls under both of the following conditions, it shall be deemed as indirect overseas offering and listing by a domestic enterprise, if:(i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies, and (ii) the main parts of the issuer’s business activities are conducted in the Chinese Mainland, or its main places of business are located in the Chinese Mainland, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in the Chinese mainland. If a PRC domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to penalties or administrative actions, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to penalties, such as warnings and fines.

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

Cybersecurity Law

According to Cybersecurity Law of the People’s Republic of China, which came into force on June 1, 2017, and was amended effective January 1, 2026, the network operators shall neither collect personal information unrelated to the service they provide, collect or use personal information in violation of the PRC laws and regulations, disclose, distort or damage personal information they collect, nor provide such information to others without the agreement of the person whose information is collected except on certain circumstances provided in this Law.

Data Security Law

According to Data Security Law of the People’s Republic of China, which came into force on September 1, 2021, the government shall establish a classified and graded data protection system to protect the data security. Any organization or individual collecting data shall adopt lawful and proper methods and shall not steal data or obtain them by other illegal means.

4.C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this report.

All of the entities held by our Group below are direct or indirect subsidiaries of our Company.

Notes:

1.	South American Wood S.A.C. and NATURE CARBON PERÚ S.A.C. are both held 90% by Nature Flooring (Europe) Company Ltd. and 10% by Choi Chon Investment Company Limited respectively.

Our Subsidiaries

Branching from our corporate structure above, our subsidiaries as of the date of this prospectus are set forth in the table below.

Name	Background	Ownership	Principal Activities
Nature Carbon Sink Limited	A BVI company incorporated on April 18, 2024	100% owned by our Company	Trading of carbon credits
Nature Flooring (Europe) Company Limited	A BVI company incorporated on October 4, 2011	100% owned by our Company	Investment holding
Swift Top Capital Resources Limited	A Hong Kong company incorporated on November 20, 2012	100% owned by Nature Flooring (Europe) Company Limited	Trading of logs
Parquet Nature (France) S.A.R.L.	A French company incorporated on August 21, 2012	Owned as to 99% and 1% by Nature Flooring (Europe) Company Limited and Swift Top Capital Resources Limited, respectively	Trading of logs
Foshan City Linjia Technology Company Limited	A PRC company incorporated on December 20, 2018	100% owned by Swift Top Capital Resources Limited	IT consultancy, and business consultancy
Choi Chon Investment Company Limited	A Macau company incorporated on March 12, 2015	Owned as to 96.67% and 3.33% by Swift Top Capital Resources Limited and Nature Flooring (Europe) Company Limited, respectively	Trading of wood products
South American Wood S.A.C.	A Peruvian company incorporated on December 16, 2019	Owned as to 90% and 10% by Nature Flooring (Europe) Company Limited and Swift Top Capital Resources Limited, respectively	Trading of wood products
Nature Carbon Peru S.A.C.	A Peruvian company incorporated on May 6, 2025	Owned as to 90% and 10% by Nature Flooring (Europe) Company Limited and Swift Top Capital Resources Limited, respectively	Trading of wood products
Foshan Linquan Forestry Co., Ltd.	A PRC company incorporated on August 15, 2024	100% owned by Swift Top Capital Resources Limited	Inactive
Lucky Yield Limited	A BVI company incorporated on February 16, 2026	100% owned by our Company	Inactive
Rising Fame Trading Limited	A Hong Kong company incorporated on March 2, 2026	100% owned by Lucky Yield Limited	Inactive

4.D. Property, plant and equipment

We own and lease the following properties from independent third parties for our operations:

Location	Use	Leased/Owned	Approximate Area
Lima, Peru	Office	Owned	619 m2
Val de Marne, France	Office	Leased	60 m2
Guangdong, China	Office	Leased	318 m2

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

We are a forestry company. We trade a range of products, including logs, decking and flooring. We are committed to provide high-quality products to our customers consistently. Our goal is to become a leading player in the wood industry and provide sustainable and high-quality wood products at an affordable price to our customers.

Our products and services provide significant value for consumers, through our “NATU” brand. We also seek to maximize consumers’ access to our products and services through competitive pricing and regular evaluations of our pricing arrangements and contracts with our distributors.

Our customers include importers, retailers and processors located in China, Peru, France, Hong Kong, Belgium, the United States and South Asia.

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

In the second half of 2022, COVID-19 has subsided and many countries lifted entirely its epidemic prevention measures in the first quarter of 2023. Now, this far-reaching epidemic can be regarded as over. During the years ended December 31, 2025, 2024 and 2023, COVID-19 has had a limited impact on the Company’s operations.

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

US-Iran War

The escalation of armed conflict between the United States and Iran has further exacerbated geopolitical instability in global markets. The resulting disruptions to international shipping routes, increased energy prices, and heightened uncertainty have adversely affected supply chains and input costs across various industries. These factors have contributed to a more cautious investment climate and reduced consumer confidence, particularly in regions dependent on stable energy supplies. In response, we have implemented additional risk mitigation measures, including adjusting our procurement strategies to manage potential cost escalations and ensure business continuity.

US Tariffs

In addition, the imposition of new tariffs by the United States government on a range of imported goods has significantly impacted global trade flows and increased the cost of sourcing materials for our operations. These tariffs have resulted in higher raw material costs and have placed additional pressure on profit margins, especially for products exported to or imported from the United States. To address these challenges, we have undertaken a comprehensive review of our supply chain and are actively seeking alternative sourcing arrangements, renegotiating supplier contracts, and optimizing our product mix to mitigate the adverse financial effects of these tariff measures.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to achieve product certification approvals for all our products in the jurisdictions we planned to expand into;

●	our ability to commercialize our logs, flooring, decking and other products;

●	our ability to launch successful marketing and sales activities to sell our products;

●	our ability to enter into production agreements with our existing and potential suppliers for our flooring and decking products at competitive prices;

●	our ability to raise additional funds for accelerating business growth;

●	our ability to enhance our operational efficiency; and

●	force majeure factors, such as disasters and warfare.

Results of Operations

The following provides a summary of our consolidated results of operations for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
	$(‘000)	$(‘000)	$(‘000)
Revenue	14,584	16,341	17,673
Cost of revenue	(13,184)	(10,902)	(10,514)
Gross profit	1,400	5,439	7,159
Net foreign exchange (losses) gains	(29)	(253)	10
Other income, net	68	(10)	20
Impairment loss recognized on financial asset	(3,003)	183	(180)
Selling and distribution expenses	(885)	(3,297)	(3,740)
Administrative expenses	(3,416)	(2,381)	(2,683)
Finance income	3	13	23
Finance costs	(503)	(705)	(1,363)
Loss before income tax	$(6,365)	$(1,011)	$(753)
Income tax (expenses) credits	(52)	74	49
Loss from continuing operation	$(6,417)	$(938)	$(704)
Net profit (loss) from discontinued operations	561	(7,791)	(11,229)
Net loss for the year	(5,856)	(8,729)	(11,933)

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
	$(‘000)	$(‘000)	$(‘000)
Revenue	14,584	16,341	17,673
Cost of revenue	(13,184)	(10,901)	(10,514)
Gross Profit	1,400	5,439	7,159

Operating Expenses
Selling and distribution expenses	$(885)	$(3,297)	$(3,740)
Administrative expenses	(3,416)	(2,381)	(2,683)

Other non-operating expenses, net	(3,464)	(772)	(1,489)
Loss before income tax	$(6,365)	$(1,011)	$(753)
Income tax credits (expenses)	(52)	74	49
Loss from continuing operation	$(6,417)	$(938)	$(704)
Net profit (loss) from discontinued operations	561	(7,791)	(11,229)
Net loss for the year	(5,856)	(8,729)	(11,933)

Revenue

We generate our revenues from sales of logs, decking, flooring and sawn timbers.

Set forth below are the revenues generated from our business and the percentage of total revenues for the years indicated:

	For the year ended December 31, 2025		For the year ended December 31, 2024		For the year ended December 31, 2023
	$(‘000)		$(‘000)		$(‘000)
Logs	5,633	38.6%	12,161	74.4%	10,024	56.8%
Flooring	7,524	51.6%	745	4.6%	2,124	12.0%
Decking	1,157	7.9%	3,376	20.7%	5,393	30.5%
Sawn timber	270	1.9%	53	0.3%	132	0.7%
Carbon credits	-	-	6	0.1%	-	-
Total	$14,584	100.0%	$16,341	100.0%	$17,673	100.0%

The following table sets forth disaggregation of revenue by customer location:

	2025	2024	2023
	USD	USD	USD

Geographical locations:
China	6,503,329	7,650,663	10,303,013
Europe	1,968,041	4,091,360	6,036,052
South America	16,089	-	895,851
North America	317,137	514,777	43,036
Asia	5,531,033	4,056,712	395,521
Africa	248,542	27,063	-
Total	14,584,171	16,340,575	17,673,473

Timing of revenue recognition:
At a point in time	14,584,171	16,340,575	17,673,473

Revenue was approximately $14.6 million and $16.3 million for the years ended December 31, 2025 and 2024, respectively. The decrease in revenue was due to drop of both market demand and market prices of our logs and decking following the global economic downturn that has continuously impacted the home building and home renovation sectors. The outbreak of Chinese property sector crisis, Russia-Ukraine Wand, Iran-Israel War and US-China tariffs have further worsened the revenue.

Revenue was approximately $16.3 million and $17.7 million for the years ended December 31, 2024 and 2023, respectively. The decrease in revenue was primarily attributable to the drop of market prices of our solid wood flooring and decking products following the global economic downturn, ongoing wars and armed conflicts around the world that has continuously impacted the home building and home renovation sectors. The revenue was further dampened by the outbreak of Chinese property sector crisis in China.

Cost of revenue

The cost of revenue for the years ended December 31, 2025, 2024 and 2023 was $13.2 million, $10.9 million and $10.5 million, respectively. The increase in cost of revenue was primarily due to the drop of the average gross profit and increase in material cost following the ongoing wars and armed conflicts around the world that has continuously impacted the home building and home renovation sectors.

Gross profit

Set forth below table are the gross profit and gross profit margin generated from our business for the years indicated:

	For the year ended December 31, 2025		For the year ended December 31, 2024		For the year ended December 31, 2023
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Gross profit	Gross profit margin
	$ (‘000)		$ (‘000)		$ (‘000)
Logs	(357)	(6.3)%	3,565	29.3%	4,565	45.5%
Flooring	1,750	23.3%	148	19.8%	291	(13.7)%
Decking	(5)	(0.5)%	1,758	52.1%	2,301	42.7%
Sawn timber	12	4.6%	(31)	(58.9)%	2	1.5%
Carbon credits	-	-	1	3.3%	-	-
Total	$1,400	9.6%	$5,439	33.3%	$7,159	40.5%

Gross profit for the years ended December 31, 2025 and 2024 were $1.4 million and $5.4 million, respectively. The decrease in gross profit was due to drop of both market demand and market prices of our products following the global economic downturn, and the Israel-Palestine conflict and tariff.

Gross profit for the years ended December 31, 2024 and 2023 were $5.4 million and $7.2 million, respectively. The significant decrease in gross profit was primarily due to the unfavorable market conditions arising in the construction and home improvement sector attributable to the Russian-Ukrainian war.

Net Foreign Exchange Gains (Losses)

Net foreign exchange losses were approximately $0.03 million for the year ended December 31, 2025 and losses were approximately $0.25 million for the year ended December 31, 2024. Net foreign exchange gains of approximately $0.01 million for the year ended December 31, 2023. No material fluctuation during the report periods.

Operating Expenses

Operating expenses for the years ended December 31, 2025 and 2024 were $4.3 million and $5.6 million, respectively. The decrease in operating expenses was primarily attributable to the decrease in shipping costs and sales-related expenses, which aligned with the drop in revenue. The Company will continue to review its workforce and may implement further staff reductions in response to business conditions. Management remains focused on increasing cost efficiency and aligning operating expenses with revenue trends.

Operating expenses for the years ended December 31, 2024 and 2023 were $5.6 million and $6.4 million, respectively. The decrease in operating expenses was primarily attributable to decrease in staff costs following layoffs and in line with decrease in revenue.

Other Income, Net

For the years ended December 31, 2025, 2024 and 2023, our other income, net amounting to approximately $0.07 million, -$0.01 million and $0.02 million, respectively was primarily consisted of VAT tax concessions and sales of side products and spare parts.

Finance Costs

The finance cost amounted to approximately $0.5 million and $0.7 million for the years ended December 31, 2025 and 2024, respectively. The decrease in interest expense was primarily due to reduced overall bank borrowing balance.

The finance cost for the years ended December 31, 2024 and 2023 remained stable and amounted to approximately $0.7 million and $1.4 million, respectively. The decrease in interest expense was primarily due to the conversion of convertible bond into share capital upon listing in 2023.

Income tax (credits) expenses

Income tax (credits) expenses of approximately ($52,000) and $74,000 were recorded for the years ended December 31, 2025 and 2024 while income tax expenses of approximately $49,000 was recorded for the year ended December 31, 2023. The turnaround from income tax expense to income tax credit was mainly due to decrease in taxable profits of the Group and over-provision in respect of prior years.

Total loss for the years

For the years ended December 31, 2025 and 2024, our total loss was approximately $5.9 million and $8.7 million, respectively. The decrease in loss was primarily due to an gain from disposal on discontinued operation and decrease in selling and distribution expenses resulting from decrease in sales-related expenses which aligned with the drop in revenue and benefited from our effective cost control measures.

For the years ended December 31, 2024 and 2023, our total loss was approximately $8.7 million and total loss was approximately $11.9 million respectively. The decrease in loss was primarily due to operating expenses resulting from the decrease in operating expenses as a result in staff costs and sales-related expenses.

Commitments and Contingencies

Capital Expenditures

We have contractual obligations for ongoing capital expenditures at the end of the reporting period.

	2025	2024
	$(‘000)	$(‘000)

Contracted, but not provided for:
Property, plant and equipment	-	42

Lease liabilities

The Group entered into short-term and long-term lease agreements for offices. The Group’s lease obligations under the operating leases are as follows:

	As of December 31, 2025	As of December 31, 2024
	$(‘000)	$(‘000)
Within one year	40	121
More than one year	54	462
Total lease liabilities	94	583

Contingencies

The Group is currently not a defendant in any material legal proceedings, investigation, or claims.

Cash Flows

The following table reflects the major categories of cash flows (in thousands). For additional details, please see the Consolidated Statement of Cash Flows.

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
	$(‘000)	$(‘000)	$(‘000)
Cash (used in) generated from operating activities	(907)	2,319	(239)
Cash generated from (used in) investing activities	58	(705)	(1,153)
Cash used in financing activities	(2,245)	(2,045)	(287)

Effect of exchange rate changes	1,098	(585)	575
Change in cash during the year	(3,094)	(431)	(1,679)
Cash, beginning of the year	2,963	3,979	5,083
Cash, end of the year	$967	$2,963	$3,979

Cash (used in) generated from operating activities

Net cash used in operating activities was approximately $0.9 million for the year ended December 31, 2025 and net cash generated from operating activities was approximately $2.3 million for the year ended December 31, 2024, respectively. The decrease in cash generated from operations was mainly due to decrease in gross profit.

Net cash generated from operating activities was approximately $2.3 million for the year ended December 31, 2024 and net cash used in operating activities was approximately $0.2 million for the year ended December 31, 2023, respectively. The increase in cash generated from operations was mainly due to increase in gross profit of the Group.

Cash generated from (used in) investing activities

Net cash generated from investing activities was approximately $0.1 million for the year 2025 and net cash used was approximately $0.7 million and $1.2 million for the years ended December 31, 2024 and 2023, respectively. The cash generated from investing activities was primarily contributed by the proceed from disposal of property, plant and equipment for the year ended December 31, 2025 and the net cash used was for acquisition of property, plant and equipment and acquisition of intangible assets for the year ended December 31, 2024 and 2023, respectively.

Cash used in financing activities

Net cash used in financing activities was $2.2 million, $2 million and $0.3 million for the years ended December 31, 2025 2024 and 2023, respectively. The cash used in financing activities was primarily attributable to interest paid and repayment of borrowings for the years.

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

Our financial statements for the year ended December 31, 2025 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

The Company is confident that it will be able to raise additional funds as required to meet its obligations as and when they fall due and are of the opinion that the use of the going concern basis remains appropriate. The Company will improve liquidity through cost control measures, revenue growth initiatives, obtaining financing from banks, controlling shareholders or investors, and enhancing operational efficiency through cost reduction and process standardization. The Group’s ability to continue as a going concern is dependent upon the successful execution of these plans, particularly obtaining the necessary financing.

The Company reviews the capital structure on an ongoing basis. As a part of this review, the directors consider the cost of capital and the risks associated with each class of capital. The Company will balance its overall capital structure through the payment of dividends, new share issues and the issue of new debt or the repayment of existing debt.

Based on the information currently available, we believe that our cash and cash equivalents as of December 31, 2025 and available funds from our credit facility, as described below, together with cash flows generated by operations and financing, are sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months.

5.C. Research and Development, Patent and Licenses, etc.

Not applicable. The Company has not undertaken any Research and Development activities in the past three years.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management during the year and as of the date of this annual report.

Directors and Executive officers	Age	Position
Ms. Liying Wang	30	Director, chairman of the Board (appointed on Nov 3, 2025)
Ms. Hong Wang	51	Director, Chief financial officer (appointed on Nov 3, 2025)
Mr. Hok Pan Se	64	Director, chairman of the Board (resigned on Nov 3, 2025)
Mr. Zhihua Liang	60	Director, senior consultant (resigned on Nov 3, 2025)
Mr. Kam Pang Chim	47	Chief financial officer (resigned on Nov 3, 2025)
Mr. Hubei Song	44	Chief executive officer (resigned on Nov 3, 2025)
Mr. Heung Ming Henry Wong	55	Independent Director
Dr. Kin Shing Charles Lau	70	Independent Director
Mr. Mu Xu	32	Independent Director

Below is a summary of the business experience of each of our executive officers and directors:

Ms. Liying Wang, age 30, is our Director and our chief executive officer, and is primarily responsible for the overall strategic direction, corporate management, and operational oversight of our Group. Ms. Wang holds a Bachelor’s Degree from Sichuan Fine Arts Institute and brings approximately six years of experience in corporate management, creative design, and media operations.

She is currently the general manager and a director of Chongqing Chami Culture and Media Co., Ltd., a company she founded in 2023. In this role, she has led the company’s overall strategic planning and operations, assembled a core team spanning creative design, marketing promotion, and customer service, defined key business directions including corporate brand visual design and new media content operations, coordinated major projects from IP positioning and image design to derivative planning, and driven market expansion through partnerships with local cultural institutions and media platforms to meet revenue targets.

Prior to that, from 2022 to 2023, Ms. Wang served as general manager of Yingbing (Shanghai) Business Management Co., Ltd., where she oversaw business management, corporate brand promotion, event planning, investment attraction strategies, project operations, and the optimization of merchant services and communication mechanisms.

From 2019 to 2022, she worked as a creative design editor at Chongqing Qiuyu Culture and Media Co., Ltd., focusing on graphic and short video creative design, new media visual materials, 3D design, and dynamic visual design.

Ms. Hong Wang, age 51, is our Director and our chief financial officer, and is primarily responsible for overseeing the Group’s financial strategy, reporting, risk management, budgeting, and compliance functions. Ms. Wang holds a Bachelor’s Degree from Shandong University and brings approximately seventeen years of experience in finance, accounting, cost control, and financial system development across various industries.

She has served as chief financial officer of Baishimi (Nanjing) Brand Management Co., Ltd. since 2021. In this role, she has led the optimization of financial processes, implemented strategic financial plans, enhanced profitability through refined management practices, and provided professional financial insights to support key business decisions.

From 2016 to 2020, Ms. Wang was chief financial officer of Nanjing Dayu Hotpot (Huofengxiang), where she planned and established the financial system for a chain enterprise, managed budgeting and cost control, conducted financial analysis and team leadership, and implemented risk controls during the brand’s large-scale expansion.

Earlier in her career, from 2008 to 2015, she worked as finance staff at Jinan Tianmao Construction Engineering Co., Ltd., handling daily financial accounting, fund management, tax declarations, and providing essential support for project cost control and financial compliance.

Mr. Hok Pan Se, age 65, is our Director and chairman of the Board and resigned on November 3, 2025. Mr. Se began his career in the flooring products industry in 1995 and has over 20 years of experience in the flooring products industry. Since 2007, Mr. Se has been a director and chairman of Nature Home Holding Company Limited (“Nature Home”), a company which was formerly listed on The Stock Exchange of Hong Kong Limited (stock code: 2083) and privatized in October 2021. As at the date of this report, Mr. Se also held the following prominent positions outside of our Group: member of the Standing Committee of the Gansu Provincial Committee of the Chinese People’s Political Consultative Conference (CPPCC), one of the draftsmen for the National Standard for Solid Wood Flooring in China, vice-chairman of Flooring Committee of China Timber Circulation Association, member of the China Association for Quality Inspection, member of the China Timber Standardization Technical Committee, honorary president of Macau General Association of Real Estate, vice president of The Industry and Commerce Association of Macau as well as adjunct professor at Nanjing Forestry University. To recognize Mr. Se’s contribution to the field, he has received the following awards: the Most Influential Figures in the 15-Year Development of China’s Flooring Industry (2010), 2015 Top Ten Persons of the Year in China’s Timber and Wood Products Industry, 2016 World Flooring Industry Business Summit Outstanding Entrepreneur, 2016 Elected Person for China Home Furnishing Industry Hall of Fame, 2016 Person of the China Economic News as well as Top Ten People in China’s Home Furnishing Industry in 2017.

Mr. Zhihua Liang, age 61, was our Director and senior consultant and resigned on November 3, 2025. Mr. Liang has extensive experience in the flooring industry as well as human resources and production management. Mr. Liang has been a director of our Group since January 2018. Mr. Liang held different major positions in Nature Home and its subsidiaries (the “Nature Home Group”) from 2006 to 2019, including serving as the general manager of human resources and the production department of the Nature Home Group. Mr. Liang was appointed as an executive director and the president of the Nature Home in January 2014 and ceased to be the president of Nature Home in February 2018. Mr. Liang was re-designated as a non-executive director of Nature Home since March 2019. He was awarded the “Foshan Dacheng Entrepreneur” in 2019 and the “Outstanding Entrepreneur” in Gaogang District of Taizhou in 2017. Mr. Liang obtained his Bachelor of Preventive Medicine degree from the Guangdong Pharmaceutical University in July 1990.

Mr. Kam Pang Chim, age 48, was our chief financial officer Board and resigned on November 3, 2025. Mr. Chim has over ten years of experience in finance performance control, multi-location finance team management and fundraising. Mr. Chim has worked as the chief financial officer of a subsidiary of our Group since September 2019. Prior to joining our Group, from August 2009 to January 2019, Mr. Chim served in the positions of chief financial officer in an OTC trade public company in the U.S. and a then HK listed company, and was primarily responsible for initial public offerings, strategic planning, business model development and finance management. Mr. Chim obtained his Bachelor of Business Administration degree from Lingnan University in November 2003.

Mr. Hubei Song, aged 45, was our chief executive officer and resigned on November 3, 2025. He has over 20 years of experience in the wood industry. He was employed by Nature Home (China) Co., Ltd. from 2004 to 2018 with his last position as the deputy general manager of the supply chain center of the company. He was primarily responsible for overseeing the management and operation of the supply chain. From 2019 to 2020, he was the executive vice president of the Company, and was responsible for overseeing the business development and operation of the Group. From 2021 to May 2024, he served as the deputy general manager of the production center of Nature Home (China) Co., Ltd. and was primarily responsible for strategic production planning. Mr. Song obtained an undergraduate degree in business philosophy from Peking University Shenzhen Graduate School.

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

Dr. Kin Shing Charles Lau, age 70, has been appointed as our independent Director, and a member of each of the audit committee, compensation committee and nominating and corporate governance committee since September 11, 2023. Dr. Lau is a chartered accountant with over 35 years of corporate management experiences from multi-national firms, specializing in corporate governance, corporate finance, internal control and risk management.

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

Mr. Mu Xu, age 32, has been appointed as our independent Director, and a member of each of the audit committee, compensation committee and nominating and corporate governance committee since September 11, 2023. Mr. Xu is a legal counsel in ZLF Law Office since October 2020. Mr. Xu graduated from Liaoning University in 2015 with a Bachelor of Law degree and also obtained a Master of Law degree from Washington University in 2016. After that, Mr. Xu obtained his Juris Doctor degree from the University of California, Davis in 2019. Mr. Xu is admitted to practice law in the State of New York.

The ages and positions of other key employees of our Group are as follows:

Key employees	Age	Position
Mr. Ka Wai Se	32	Head of sales department
Mr. Ka Chun Se	32	Head of carbon credits department
Mr. Patrick Orain	62	Head of procurement

Below is a summary of the business experience of other key employees of our Group:

Mr. Ka Wai Se, age 32, is the head of sales department of a subsidiary of our Group and is primarily responsible for coordinating and planning our Group’s marketing and sales strategies. He is a son of Mr. Hok Pan Se, our former Director and chairman of the Board. Mr. Se joined our Group in June 2017 as a project manager of customer relationship management system for flooring in China, and has since June 2018 worked as the sales manager of Nature Wood China, being in charge of the sales in the European market. Prior to joining our Group, Mr. Se worked in Adfaith management consulting Inc from July to August 2014. Mr. Se obtained his Bachelor in Biotechnology degree from University College London in September 2015, and obtained a Master of Research degree in computational methods in ecology and evolution from Imperial College London in September 2016.

Mr. Ka Chun Se, age 32, is the head of carbon credits department of a subsidiary of our Group and is primarily responsible for planning and coordinating our Group’s carbon project. He is a son of Mr. Hok Pan Se, our Director and chairman of the Board. Mr. Se joined our Group in March 2023 as a director in coordinating and developing carbon initiatives. Prior to joining our Group, Mr. Se had several years of experiences in the private equity sector in China, he worked as an associate with Co-Stone Capital Shenzhen from 2020 to 2022 and as an analyst at Easy Home investment arm from 2017 to 2020 in Beijing. Mr. Se graduated with a Bachelor of Science degree in Economics from the University of Warwick and he went on to pursue a Master of Science degree in Economics and Strategy at Imperial College Business School, London.

Mr. Patrick Orain, age 62, is the head of procurement of our Group’s subsidiary, Parquet Nature (France) S.A.R.L. since September 2018, and is primarily responsible for the planning, design and procurement management of local products in France. Mr. Orain is the third generation in his family to engage in the trading of wood. Prior to joining our Group, from 1984 to 2018, Mr. Orain worked as a wood trader in other companies, being responsible for exports of wood products.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix

Country of Principal Executive Office	Macau
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	Five

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity	2	3	0	0

Part II: Demographic Background
●	Underrepresented individual in home country jurisdiction	0
●	LGBTQ+	0
●	Did not disclose demographic background	0

As at the date of this report, our Company is in the course of identifying suitable female board candidates and intends to have at least two diverse Directors by December 31, 2026.

Family Relationships

No existing Director or executive officer has a family relationship as defined in Item 401 of Regulation S-K.

6.B. Compensation

Set forth below is the compensation paid during the fiscal year ended December 31, 2025, for each of our executive officers and directors:

Name	2025 Compensation
Ms. Liying Wang (appointed as director and chief executive officer on Nov 3, 2025)	$21,667
Ms. Hong Wang (appointed as director and chief financial officer on Nov 3, 2025)	$2,145
Mr. Hok Pan Se (resigned as director and chairman of the Board on Nov 3, 2025)	$228,927
Mr. Zhihua Liang (resigned as director and senior consultant on Nov 3, 2025)	$12,000
Mr. Kam Pang Chim (resigned as chief financial officer on Nov 3, 2025)	$158,349
Mr. Hubei Song (resigned as chief executive officer on Nov 3, 2025)	$89,438
Mr. Heung Ming Henry Wong	$13,000
Mr. Kin Shing Charles Lau	$13,000
Mr. Mu Xu	$13,000
Total	$551,526

As of the date of this report, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

6.C. Board Practices

Term of Office

Our directors are appointed for a term expiring at the next-following annual general meeting of our shareholders or until they are removed from the office in accordance with our articles of association.

Employment Agreement with our executive officers

We have entered into employment agreements with each of our executive officers (other than Directors). The executive officers are entitled to a fixed salary and other company benefits, each as determined by the Board from time to time. We may terminate the employment of an executive officer under applicable laws and regulations.

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

Directors Service Contracts

On November 3, 2025, we entered into Director Agreements (the “Director Agreements”) with each of our existing directors. The term of each such appointment commenced from November 3, 2025 and shall continue until the director’s successor is duly elected or appointed and qualified or until the director’s earlier death, disqualification, resignation or removal from office, pursuant to the terms of the Director Agreement, the Company’s then current Memorandum and Articles of Association, as may be amended from time to time, or any applicable laws, rules, or regulations. Each of our directors will receive a monthly remuneration of nil during their terms of service. None of the Director Agreements provides for benefits upon termination of appointment of our directors.

Committees of the Board

We have established and will maintain three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted the charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Heung Ming Henry Wong, Dr. Kin Shing Charles Lau, and Mr. Mu Xu and is chaired by Mr. Heung Ming Henry Wong. We have determined that each of these three Directors satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Heung Ming Henry Wong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, we elected to be exempt from the requirements:

●	Nasdaq Marketplace Rule 5635(c) which requires a Nasdaq-listed company to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

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

Equity Compensation Plan Information

On January 1, 2026, the Company has adopted an equity incentive plan to assist the Group to attract, retain and provide incentives to key management employees, directors, and consultants of the Company and its affiliates, and to align the interests of such persons with those of the Company’s shareholders. As of the date of this report, no option or award has been granted.

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

As at December 31, 2025, the number of shares in respect of which options had been granted and remained outstanding under the Scheme was 1,880,000 (2024: 6,387,000), representing 1.4% (2024: 4.8%) of the shares of the Company in issue. The total number of shares in respect of which options may be granted under the Scheme is not permitted to exceed 10% of the shares of the Company in issue at any point in time, without prior approval from the Company’s shareholders. The number of shares issued and to be issued in respect of which options granted and may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company’s shareholders.

Options granted must be taken up within 1 month of the date of grant, upon payment of HK$1 per option. Options may be exercised at any time from the date of grant of the share option to the 10th anniversary of the date of grant. The exercise price is HK$4.661 per share (equivalent to HK$37.288 per ADS).

6.D. Employees

As of December 31, 2025, we had 40 full-time employees who were employed by our Group and were based in Peru, France, Hong Kong, Macau and China, respectively. The following table sets forth a breakdown of our employees by function as of December 31, 2025:

	Peru	France	Hong Kong	Macau	China	Total
Management	-	-	1	3	6	10
Forest management	1	-	-	-	-	1
Sales and marketing	-	-	2	-	6	8
Production	-	-	-	-	6	6
Procurement and inventory	-	4	-	-	2	6
Finance	2	1	-	-	2	5
Administration and human resources	-	-	-	-	2	2
Quality control	-	-	-	-	2	2
Total	3	5	3	3	26	40

During 2025, the company disposed Peru Forestry Management Co, Limited and its subsidiaries and a reduction in existing workforce. Consequently, the number of employees fell from 151 as of December 31, 2024, to 40 as of December 31, 2025.

6.E. Share Ownership

The following table sets forth, as of the date of this report, the beneficial ownership of our ordinary shares by each executive officer and director, by each person known by us to beneficially own more than 5% of our ordinary shares and by the executive officers and directors as a group.

We have adopted a dual-class share structure and our Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote. Each Class B Ordinary Share is entitled to fifty (50) votes, and is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 39,492,471 Class A Ordinary Shares and 92,932,850 Class B Ordinary Shares issued and outstanding. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	% of Beneficial Ownership of Class A Ordinary Shares	% of Beneficial Ownership of Class B Ordinary Shares	Voting Power Percentage Owned
Directors and Executive Officers
Liying Wang (1)	-	92,932,850	-	100%	99.16%
Hong Wang	-	-	-	-	-
Heung Ming Henry Wong	-	-	-	-	-
Mu Xu	-	-	-	-	-
Kin Shing Charles Lau	-	-	-	-	-
All directors and executive officers as a group (5 individuals)	-	92,932,850	-	100%	99.16%

5% and Greater Principal Shareholders:
TUTU Business Services Limited (1)	-	92,932,850	-	100%	99.16%
Yanxia Liang	1,980,542	-	5.01%	-	0.04%
Huiping Miao	5,000,000	-	12.66%	-	0.11%
Gang Wang	5,866,480	-	14.85%	-	0.13%
Lei Wang	3,300,011	-	8.36%	-	0.07%
Xianfeng Li	5,894,296	-	14.93%	-	0.13%
Yujuan Zhang	2,232,000	-	5.65%	-	0.05%

*	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all our Class A Ordinary Shares and Class B Ordinary Shares as a single class. Each Class A Ordinary Share is entitled to one vote per share and each Class B Ordinary Share is entitled to fifty (50) votes per share on all matters submitted. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances; while Class B Ordinary Shares shall be converted at the option of the holder into fully paid Class A Ordinary Shares on a one-to-one basis.

(1)	TUTU Business Services Limited is owned as to 100% by Ms. Liying Wang who is our Director. Ms Liying Wang is deemed to hold the voting and dispositive power over the Class B Ordinary Shares held by TUTU Business Services Limited.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

7.B. Related Party Transactions

Set forth below are the related party transactions of our Group that occurred during the past three fiscal years up to the date of this report.

Name	Relationship	Nature	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Mr. Hok Pan Se	Note (i)	Interest expense on shareholder loans	18,999	73,102	197,066
Mr. Hok Pan Se	Note (i)	Interest expense on convertible bonds	-	-	71,865
Fo Shan Sunde Daziran Investment Management Limited	Note (ii)	Lease payments made	-	-	55,263
Fo Shan Sunde Changcheng Management Limited	Note (iii)	Lease payments made	-	20,535	6,523
Nature Flooring Industries Inc	Note (iv)	Revenue	24,077	-	-
Prowood (Cambodia) Flooring Co., Ltd	Note (v)	Revenue	4,889,874	-	-
Taizhou Nature Home Furnishings Co., Ltd	Note (vi)	Revenue	21,820	-	-
Total			4,954,770	96,637	330,717

(i)	Mr. Hok Pan Se ceases to be ultimate beneficial shareholder from October 2025 after completed the transfer of the company’s share to the new ultimate beneficial shareholder and no control or significant influence remain over the company after the completion of transaction.
(ii)	Fo Shan Sunde Daziran Investment Management Limited ceases to be related party from October 2025 after the former ultimate beneficial holder completed the transfer of the company’s share to the new ultimate beneficial shareholder and no control or significant influence remain by the former ultimate beneficial holder over the company after the completion of transaction.
(iii)	Fo Shan Sunde Changcheng Management Limited ceases to be related party from September 2024 after the former ultimate beneficial shareholder lose the control over this related company.
(iv)	Nature Flooring Industries Inc ceases to be related party from October 2025 after the former ultimate beneficial holder completed the transfer of the company’s share to the new ultimate beneficial shareholder and no control or significant influence remain by the former ultimate beneficial holder over the company after the completion of transaction.
(v)	Prowood (Cambodia) Flooring Co., Ltd ceases to be related party from October 2025 after the former ultimate beneficial holder completed the transfer of the company’s share to the new ultimate beneficial shareholder and no control or significant influence remain by the former ultimate beneficial holder over the company after the completion of transaction.
(vi)	Taizhou Nature Home Furnishings Co., Ltd ceases to be related party from October 2025 after the former ultimate beneficial holder completed the transfer of the company’s share to the new ultimate beneficial shareholder and no control or significant influence remain by the former ultimate beneficial holder over the company after the completion of transaction.

7.C. Interests of Experts and Counsels

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Dividend Policy

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business but we may declare or pay dividends in the future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. For the year ended December 31, 2025 and 2024 and up to the date of this report, we did not declare or pay any dividends. As at the date of this prospectus, dividend payables balance was nil.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable BVI laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Under BVI law and our memorandum and articles of association, our board of directors may authorize payment of a dividend to shareholders at such time and of such an amount as they determine if they are satisfied on reasonable grounds that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

Cash dividends, if any, on our ADSs will be paid in U.S. dollars.

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

10.A. Share Capital

On December 16, 2025, the shareholders of the Company passed and approved at the annual general meeting of the Company the redesignation and reclassification of the shares of the Company from ordinary shares of a single class to (i) Class A ordinary shares with 1 vote per share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it; and (ii) Class B ordinary shares with 50 votes per share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it. As of the date of this annual report, the number of maximum authorized shares of our Company is 8,000,000,000 shares each with a par value of US$0.001 divided into (i) 7,520,000,000 Class A ordinary shares with a par value of US$0.001 each; and (ii) 480,000,000 Class B ordinary shares with a par value of US$0.001 each. As of the date of this report, 132,425,321 ordinary shares are issued and outstanding, including
92,932,850 Class B ordinary shares and 39,492,471 Class A ordinary shares. All of our issued and outstanding ordinary shares are fully paid.

10.B. Memorandum and Articles of Association

We are a business company with limited liability incorporated in the British Virgin Islands and our affairs are governed by our memorandum and articles of association (as amended and restated from time to time), and the BVI Business Companies Act of 2004 (as amended) which is referred to as the BVI Act below and the common law of the British Virgin Islands.

On December 16, 2025, the shareholders of the Company passed and approved at the annual general meeting of the Company the adoption of the second amended and restated memorandum and articles of association which has become effective upon registration with the Registrar of Corporate Affairs of the British Virgin Islands on December 22, 2025.

The following are summaries of material provisions of the second amended and restated memorandum and articles of association (which shall be referred to as the “memorandum” and the “articles” each and collectively the “memorandum and articles” hereinafter), and of the of the BVI Act and the common law of the British Virgin Islands, insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

The maximum number of ordinary shares we are authorized to issue is 8,000,000,000 ordinary shares each with a par value of US$0.001, divided into (i) 7,520,000,000 Class A Ordinary Shares with par value of US$0.001 and (ii) 480,000,000 Class B Ordinary Shares with par value of US$0.001. To the extent they are issued, certificates representing the Class A Ordinary Shares and the Class B Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their ordinary shares.

Distributions

The holders of our Class A Ordinary Shares and Class B Ordinary Shares are entitled to an equal share in any dividend paid by our company on the ordinary shares as may be declared by our board of directors subject to the BVI Act.

Voting Right

Any action required or permitted to be taken by the shareholders of our company must be effected at a duly called meeting of members of our company (including an annual general meeting) entitled to vote on such action and may be effected by a resolution in writing. At each meeting of members, each shareholder of Class A Ordinary Shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one (1) vote for each Class A Ordinary Share which such shareholder holds; while each shareholder of Class B Ordinary Shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have fifty (50) votes for each Class B Ordinary Share which such shareholder holds. There are no prohibitions to cumulative voting under the laws of the BVI, but our memorandum and articles do not provide for cumulative voting.

Conversion Right

Class A Ordinary Shares are not convertible into Class B Ordinary Shares at any time. Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into one fully paid Class A Ordinary Shares.

Qualification

There is no shareholding qualification for directors under our memorandum and articles.

Meetings

We must provide written notice of all meetings of members stating the time, date and place and, in the case of a special meeting of members, the purpose or purposes thereof, at least seven days before the date of the proposed meeting. Our board of directors shall call a meeting of members upon the written request of shareholders holding not less than 30% of the voting rights in respect of the matter for which the meeting is requested. In addition, our board of directors may call a meeting of members on its own motion. At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the votes of the ordinary shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders; in any other case, the meeting shall be adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the board of directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the ordinary shares or each class or series of ordinary shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall either be dissolved or stand further adjourned at the discretion of the chairman of the board of directors or, if different, the chairman of the meeting. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chairman of our board of directors shall be the chair presiding at any meeting of members. If there is no chairman of the board or if the chairman of our board is not present then the shareholders present shall choose a shareholder to chair the meeting of members. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

A corporation that is a shareholder shall be deemed for the purpose of our memorandum and articles to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act or the company’s memorandum and articles of association. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new ordinary shares under either the BVI Act or our memorandum and articles.

Transfer of Ordinary Shares

Subject to the relevant provisions in our memorandum and articles, certificated ordinary shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to our Company for registration. For so long as the ordinary shares of any class are listed on a designated stock exchange, such ordinary shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares registered on the designated stock exchange.

Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not a designated person of such holder, such Class B Ordinary Shares validly transferred to the new holder shall be automatically and immediately converted into Class A Ordinary Shares calculated at a one-for-one basis. Pursuant to memorandum and articles, designated person means TUTU Business Service Limited, a BVI business company incorporated under the laws of the British Virgin Islands with business company number 2166977 and Ms. Wang Liying.

The transfer of an ordinary share is effective when the name of the transferee is entered on the register of members and/or the listed shareholder list of our company.

Liquidation

As permitted by the BVI Act and our memorandum and articles, our Company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BVI Act, by a resolution of directors provided that the shareholders have approved, by resolution of members, a liquidation plan approved by the directors and if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities. On a liquidation, on winding up or other return of assets of our company to shareholders (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors, on the terms established at the time of the issuance of such ordinary shares or as otherwise agreed, may make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued ordinary shares have been fully paid in accordance with the terms of its issuance and subscription, the board of directors shall not have the right to make calls on such fully paid ordinary shares and such fully paid ordinary shares shall not be subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our memorandum and articles and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the Nasdaq Capital Market, or by any designated stock exchange on which our ordinary shares are listed.

Variation of Rights of Shares

The rights attached to any class of ordinary shares as specified in our memorandum may only, whether or not our company is being wound up, be varied by a resolution of members, provided that only the holders of the relevant class of ordinary shares shall be entitled to vote thereon, unless otherwise provided by the terms of issue of such class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by a resolution of members or resolution of directors:

●	amend our memorandum and articles to increase or decrease the maximum number of ordinary shares we are authorized to issue;
●	subject to our memorandum and articles, sub-divide our authorized and issued shares into a larger number of shares than our existing number of shares; and
●	subject to our memorandum and articles, consolidate our authorized and issued shares into a smaller number of shares.

Untraceable shareholders

Our memorandum and articles do not entitle us to sell the ordinary shares of a shareholder who is untraceable.

Inspection of books and records

Under the BVI Act, holders of our ordinary shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings of members and resolutions of members, and to make copies and take extracts from the documents and records. However, our board of directors can refuse access if they are satisfied that to allow such access would be contrary to our interests.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our memorandum and articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares. In addition, there are no provisions in our memorandum and articles governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our memorandum and articles authorizes our board of directors to issue additional ordinary shares from authorized but unissued ordinary shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law, which governs companies incorporated in the state of Delaware.

Mergers and similar arrangements

Under the BVI Act two or more companies, each a “constituent company”, may merge or consolidate in accordance with Part IX of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of members. While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction or proposed transaction is (i) between the director and the company and (ii) the transaction or proposed transaction is or is to be entered into is in the ordinary course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if (a) the material facts of the interest of the director in the transaction are known to the shareholders entitled to vote at a meeting of members and the transaction is approved or ratified by a resolution of members; or (b) the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI. A shareholder may dissent from a mandatory redemption of his shares pursuant to an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within 20 days immediately following the date of the shareholders’ approval. These shareholders then have 20 days from the date of such notice to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within 7 days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits

There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below.

Prejudiced members

A shareholder who considers that the affairs of a company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles be set aside. There is no similar provision under Delaware law.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it. We would normally expect BVI courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative action in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders. Under Delaware law, a stockholder is eligible to bring a derivative action if the holder held stock at the time of the challenged wrongdoing and continues from that time to hold stock throughout the course of the litigation. This is the “continuous ownership” rule, which is a requirement for a stockholder to bring and maintain a derivative action. The law also requires the stockholder first to demand the board of directors of the corporation to assert the claims or the stockholder must state in the derivative action particular reasons why making such a demand would be futile.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down. Under Delaware law the court can use its equitable power of dissolution and appoint a receiver when fraud and gross mismanagement by corporate officers cause real imminent danger of great loss, and cannot be otherwise prevented.

Indemnification of Directors and Executive Officers and Limitation of Liability

BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the BVI courts to be contrary to public policy (e.g. for purporting to provide indemnification against civil fraud or the consequences of committing a crime). Under our memorandum and articles, we may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of our company; or
●	is or was, at the request of our company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our memorandum and articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favourable, including provisions that authorise the directors of our company to issue authorised but unissued ordinary shares without further actions of our shareholders. However, under BVI law, our directors may only exercise the rights and powers granted to them under our memorandum and articles, as amended and restated from time to time, as they believe in good faith to be in the best interests of our Company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under BVI law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner that contravenes the BVI Act or our memorandum and articles, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. BVI law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a meeting of members; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our memorandum and articles do permit shareholders to act by written consent.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A general meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling general meetings. The BVI law and our memorandum and articles allow our shareholders holding not less than 30% of the voting rights in respect of the matter for which the meeting is requested to requisition a meeting of members. We are not obliged by law to call shareholders’ annual general meetings, but our memorandum and articles do permit the directors to call such a meeting. The location of any meeting of members can be determined by the board of directors and can be held anywhere in the world

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation. The BVI law does not expressly permit cumulative voting for directors, our memorandum and articles do not provide for cumulative voting either. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles, directors may be removed with or without cause, by a resolution of members passed at a meeting of members called for the purpose of removing the director or for purposes including the removal of the director or by written resolution passed by at least 75 percent of the members of our company entitled to vote; or by a resolution of directors.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

BVI law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although BVI law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our memorandum and articles, we may appoint a voluntary liquidator by a resolution of members or resolution of directors.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under BVI law and our memorandum and articles, the rights attached to any class of ordinary shares as specified in the memorandum may only, whether or not our company is being wound up, be varied by a resolution of members, provided that only the holders of the relevant class of ordinary shares shall be entitled to vote thereon, unless otherwise provided by the terms of issue of such class.

Amendment of governing documents

As permitted by BVI law, our memorandum and articles may be amended by a resolution of members and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

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

On June 30, 2025, the Company and Bright Sunrise Limited (the “Purchaser”), a limited liability company incorporated under the laws of the British Virgin Islands which is wholly-owned by Mr. Hau Hung Vincent Ho, entered into a sale and purchase agreement (the “Sale and Purchase Agreement”), pursuant to which the Company has agreed to dispose of and the Purchaser has agreed to acquire the entire issued share capital of Peru Forestry Management Co., Limited, which was then a wholly-owned subsidiary of the Group. Details of the disposal was described in the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on July 3, 2025 and a copy of the Sale and Purchase Agreement is filed as an exhibit to this annual report.

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

Taxation in Peru

The following is a general summary of material Peruvian tax matters under Peruvian law, as in effect on the date of this report. It describes the principal Peruvian tax consequences of the ownership of ADSs issued by The Bank of New York Mellon, as the depositary, representing the Ordinary Shares of the Company, which directly or indirectly holds shares in one or more Peruvian entities (the “Peruvian Subsidiaries”). The ADSs are held by non-resident individuals or entities (“Non-Peruvian Holders”) and trade on the Nasdaq Stock Market. For purposes of this summary, relevant Peruvian tax consequences may arise not only at the level of the Peruvian Subsidiaries — including when the Peruvian Subsidiaries distribute dividends or profits to the Issuer or when shares in the Peruvian Subsidiaries are disposed of — but also at the level of the Issuer and the ADS holders in cases where the Peruvian Income Tax Law treats gains derived from the transfer of shares, participations or equivalent equity instruments of a non-domiciled entity as Peruvian-source income under the indirect transfer rules. This summary does not describe the Peruvian tax consequences of a structure in which ADSs are issued directly over shares of a Peruvian entity, which would require a separate analysis.

For purposes of Peruvian taxation:

●	individuals are residents of Peru, if they are Peruvian nationals who have established their place of residence in Peru or if they are foreign nationals with a permanence of one hundred eighty three (183) days in Peru in any twelve (12)-month period (in the latter case, the condition of Peruvian resident can only be acquired as of the 1st of January of the year following the fulfillment of residence conditions); and,

●	legal entities are residents of Peru if they are established or incorporated in Peru.

Cash Dividends and Other Distributions

Cash dividends and other profit distributions paid by the Peruvian Subsidiaries to the Issuer are subject to Peruvian withholding income tax at a rate of five percent (5%) of the gross amount distributed. This withholding is applied at the level of the Peruvian Subsidiaries. Distributions subsequently made by the Issuer to Non-Peruvian Holders at the ADS level should not, as a general rule, be independently subject to Peruvian withholding income tax solely because the Issuer received dividends or other profit distributions from the Peruvian Subsidiaries, since the Issuer is not a Peruvian-domiciled entity for purposes of the Peruvian Income Tax Law. Notwithstanding the foregoing, Peruvian law treats certain dividends and other distributions made by a non-domiciled entity as Peruvian-source income in the specific cases described in Article 10(f) of the Peruvian Income Tax Law.

As a general rule, the capitalization of profits, reserves, share premiums, revaluation surplus or any other equity account resulting in the issuance of additional shares, carried out on a pro rata basis among all shareholders, will not be treated as a dividend or other profit distribution for Peruvian income tax purposes.

Capital Gains

Pursuant to Article 6 of the Peruvian Income Tax Law, individuals and entities resident in Peru are subject to Peruvian income tax on their worldwide income while Non-Peruvian Holders are subject to Peruvian income tax only on their Peruvian source income.

Peruvian income tax law provides that income derived from the disposal of securities issued by Peruvian entities is considered Peruvian source income and is therefore subject to income tax. Peruvian Income Tax Law also provides that the taxable income resulting from the disposal of securities is equal to the difference between the sale price of the securities (which may not be less than their fair market value) and their tax basis.

Peruvian income tax law also sources in Peru the capital gains resulting from certain indirect transfers of ordinary shares issued by Peruvian entities. Among the cases where capital gains resulting from the transfer of ordinary shares of foreign entities are considered Peruvian source income are the following:

●	Where a seller, on a standalone basis or with its related parties, transfers, in a twelve (12)-month period, a number of ordinary shares of a foreign company representing ten percent (10%) or more of its capital stock, provided that the value of those ordinary shares derives, in fifty percent (50%) or more, of the value of ordinary shares of Peruvian companies.

●	Where the value of the shares of Peruvian companies which were indirectly disposed of by a seller on a standalone basis, or together with its related parties, exceed, in a twelve (12)-month period, the equivalent of 40,000 tax units (Unidades Impositivas Tributarias or “UITs”). The UIT is set annually by the Peruvian government; for fiscal year 2026, the UIT has been established at S/ 5,500 pursuant to Supreme Decree No. 301-2025-EF, resulting in a threshold of S/ 220,000,000 for the current year. Prospective investors should verify the UIT value in effect at the time of any relevant transaction.

Notwithstanding the foregoing, capital gains resulting from the disposal of ADSs are generally not deemed to be sourced in Peru and, therefore, are generally not subject to Peruvian income tax. The ADSs represent Ordinary Shares of the Issuer — a BVI entity — held by the depositary, and do not represent shares issued directly by any Peruvian entity. As such, the transfer of ADSs involves two intermediary layers between the ADS holder and the Peruvian Subsidiaries — the depositary and the Issuer — neither of which is a Peruvian entity. Accordingly, the transfer of ADSs does not, in and of itself, constitute a direct transfer of securities issued by a Peruvian-domiciled entity for purposes of the Peruvian Income Tax Law, without prejudice to the possible application of the indirect transfer rules described above. In particular, gains derived from the disposal of ADSs may be treated as Peruvian-source income if the transfer falls within Article 10(e) of the Peruvian Income Tax Law, including where: (i) in any of the twelve (12) months preceding the transfer, the market value of the shares or participations of one or more Peruvian-domiciled entities owned directly or indirectly by the non-domiciled entity whose shares, participations or equivalent equity instruments are being transferred equals fifty percent (50%) or more of the market value of such non-domiciled entity; and (ii) in any twelve (12)-month period, the transferor and its related parties transfer, in one or more transactions, shares, participations or equivalent equity instruments representing ten percent (10%) or more of the capital of such non-domiciled entity. An indirect transfer may also arise if, in any twelve (12)-month period, the total value of the shares or participations of the Peruvian-domiciled entities indirectly transferred equals or exceeds 40,000 tax units. In addition, special rules apply where the non-domiciled entity whose shares, participations or equivalent equity instruments are transferred is resident in a non-cooperative or low- or no-tax jurisdiction, including the British Virgin Islands.

If a Non-Peruvian Holder that is a non-domiciled legal entity were to acquire and subsequently dispose of ordinary shares issued by a Peruvian Subsidiary, capital gains derived therefrom would generally be subject to Peruvian income tax at a rate of five percent (5%) if the disposal is deemed to be carried out within Peru, and at a rate of thirty percent (30%) if the disposal is deemed to be carried out outside Peru. For these purposes, under Article 30-B of the Regulations of the Peruvian Income Tax Law, a disposal of securities is deemed to be carried out within Peru when the relevant securities are registered in the Public Registry of the Peruvian Securities Market (Registro Público del Mercado de Valores or the “RPMV”) and are traded through a centralized trading mechanism in Peru, including the Lima Stock Exchange (Bolsa de Valores de Lima or the “BVL”), as applicable. If those conditions are not met, the disposal is deemed to be carried out outside Peru.

For the avoidance of doubt, the income tax exemption previously established by Law No. 30341 (as amended) for capital gains derived from the transfer of certain securities — including ordinary shares, ADRs, and GDRs — through the BVL expired on December 31, 2023 and has not been renewed by the Peruvian Congress. Accordingly, all transfers of ordinary shares of Peruvian entities occurring on or after January 1, 2024 are subject to income tax at the applicable rates described herein, regardless of whether the securities qualify as exchange-listed under the former exemption criteria.

The tax basis (costo computable) of ordinary shares acquired by a Non-Peruvian Holder shall be determined in accordance with Articles 20 and 21 of the Peruvian Income Tax Law and Article 11 of its Regulations, which establish specific rules depending on the manner of acquisition. In cases where ordinary shares are transferred outside the BVL, the deductibility of the tax basis is subject to the accreditation and withholding mechanics established under the Peruvian Income Tax Law and its regulations, as applicable to the specific transaction structure. Where the purchaser is a Peruvian-domiciled entity, such purchaser will act as withholding agent and the tax basis must be duly evidenced in accordance with applicable SUNAT procedures prior to payment. Failure to properly support the tax basis may result in the thirty percent (30%) income tax applying to the gross sale price rather than the net capital gain. Non-Peruvian Holders should consult their Peruvian tax advisors regarding the specific procedures applicable to their transaction.

In any transaction relating to Peruvian securities through the BVL, CAVALI (the Peruvian clearing house) will act as withholding agent of the Peruvian income tax. If the purchaser is domiciled in Peru and the sale is not performed through the BVL, the purchaser will act as withholding agent. In other cases, the transferor shall be obliged to self-assess the tax and pay it to the Peruvian tax authorities within the first twelve (12) business days of the month following the transfer.

For the avoidance of doubt, the issuance of ADSs by the depositary in connection with any public offering — including any follow-on offering — does not constitute a disposal of Peruvian securities or a distribution of profits by a Peruvian entity, and therefore does not give rise to any Peruvian income tax obligation at the time of such issuance.

Taxation in France

The following brief description of French corporate income taxation is designed to highlight the corporate-level taxation on our earnings, which will affect the amounts of dividends, if any, we are ultimately able to pay to our shareholders.

Ø	Corporate income Tax in France (“CIT”)

The main legislation that governs the corporate income tax in France is the “Code Général des Impôts” (French tax code, hereafter “FTC”). The regulatory body implementing and enforcing the FTC is the “Direction Générale des Finances Publiques”.

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

According to paragraph 1 of Article 187 of the FTC, the tax rate applicable depends on the beneficiary status and his place of location. When the beneficial owner is a corporation, the applicable withholding tax rate correspond to the standard corporate tax rate (i.e., 25%). A tax exemption regime may apply for distributions made to entities established in a Member State of the European Union.

However, paragraph 2 of the Article 187 of the FTC provides that the withholding tax rate is increased to 75%, when the distributed income is paid in an NCST, regardless of the tax domicile or place of location of the beneficiary. Thus, this increased tax rate does not apply when the payment is made in an account opened with a bank located in a cooperative State, even though the beneficial owner is himself established in an NCST. Moreover, pursuant to the safeguard clause provided by paragraph 2 of Article 187 of the FTC, even in case of payment in a NCST to a beneficiary established in a NCST, the 75% tax rate does not apply if the debtor manages to prove that the distributions have neither the purpose nor the effect of allowing their location in an NCST for tax evasion purposes.

Taxation in the PRC

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued the Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, known as Circular 82, which was last amended on December 29, 2017 and provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of the Company, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC; decisions relating to the offshore subsidiaries’ human resource matters are made mainly by themselves at their own discretion, without review or approval by organizations or personnel in the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that the Company and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

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

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2025. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.

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

The carrying amount of the financial assets represents the maximum credit exposure which amounted to $5,476,025 and $7,722,459 as at December 31, 2025 and 2024, respectively.

The Company has presumed a significant increase in credit risk from initial recognition when contractual payments are more than 60 days past due. As a result, for low risk category, the loss allowance recognized during the period was limited to 12 months of expected credit losses. For more than 60 days past due, the loss allowance recognized during the period was lifetime expected credit losses – not credit-impaired. When there is evidence indicating the asset is credit-impaired, the loss allowance recognized during the period was lifetime expected credit losses – credit-impaired. Based on historical information, and adjusted for forward-looking expectations, the Company recognized the expected credit losses on trade receivables of $893,848 and $167,177 as of December 31, 2025 and 2024, respectively.

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

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Group’s functional currencies are as follows:

	Assets		Liabilities
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024

HKD	$933,919	$638,471	$3,959,501	$5,408,928
EUR	1,800,135	3,253,699	3,936,467	6,668,340
CNY	199,339	149,711	471,019	108,961
PEN	208,705	839,614	82,937	659,893
MOP	$552	$511	$-	$96,141

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the financial liabilities. The Company’s financial liabilities consist of trade payables, other payables, bank and other borrowings, amounts due to an ultimate beneficial shareholder and convertible bonds as at December 31, 2025 and 2024, respectively. The Company had cash and bank balances of approximately $1.0 million and $3.0 million as at December 31, 2025 and 2024, respectively. The Company’s policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company’s management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise.

Trade payables and accrued liabilities consist of invoices payable to trade suppliers for administration and professional expenditures. The Company processes invoices within a normal payment period. Trade payables have contractual maturities of less than 90 days.

Concentration risk

The top five customers accounted for 71.4%, 67.1% and 71.2% of the Group’s sales for the years ended December 31, 2025, 2024 and 2023, respectively. Accounts receivable from these customers were $2.0 million and $1.1 million as of December 31, 2025 and 2024, respectively.

There are the top five suppliers accounted for 50.9%, 42.0% and 64.1% of our total purchases, respectively, for the years ended December 31, 2025, 2024 and 2023.

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

Inflation risk

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

Fees and Other Payments Made by the Depositary to Us

We had received from our depositary a reimbursement of nil during the fiscal year ended December 31, 2025.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.E. Use of Proceeds

On September 11, 2023, the Company’s Registration Statement on Form F-1 in connection with the IPO was filed on August 22, 2023 (Registration No. 333-271425). In connection therewith, the Company entered into an underwriting agreement with Prime Number Capital LLC (as representatives of the underwriters named therein), dated September 12, 2023. On September 14, 2023, the Company consummated the IPO of 750,000 ADSs, par value $0.001 per share at a price of $9 per ADS (the “Offering Price”), pursuant to the Underwriting Agreement. The underwriters were granted a 45-day option to purchase up to additional 112,500 ADSs to cover over-allotments, if any. The underwriters exercised their over-allotment option in part and, on October 12, 2023, the underwriters purchased an additional 85,868 ADSs at the Offering Price.

The IPO (including the sale of the ADSs to cover over-allotment) generated gross proceeds to the Company of $7.5 million. We incurred listing expenses totalling $2.4 million and the net offering proceeds to us after deducting the total expenses was $5.1 million.

As disclosed in the Company’s Registration Statement on Form F-1, approximately 50% of the net proceeds was planned for acquisition of concession rights and forest-related business, approximately 35% for acquisition of factories in Europe or South America and development of new products; and the balance to fund working capital and other general corporate purposes.

Due to changes in the business environment and prevailing market conditions, the Company did not utilize any net proceeds for the acquisition of concession rights and forest-related business, nor for the acquisition of factories in Europe or South America. Instead, approximately 85% of the net proceeds were used for the development of new products, and the remaining net proceeds were applied to working capital and other general corporate purposes.

From the effectiveness of the applicable registration statements through the date of this annual report, all net proceeds have been fully utilized.

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

Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

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

Under the supervision of our chief executive officer and chief financial officer, our management conducted an assessment of our internal control over financial reporting as of December 31, 2025, based on the framework and criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In connection with management’s assessment of our internal control over financial reporting described above, management has not identified any material weakness in our internal control over financial reporting as of December 31, 2025. We concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	Year Ended December 31,
	2025	2024
Audit Fees	$160,000	$128,000
Audit-Related Fees	-	-
TOTAL	$160,000	$128,000

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

Not applicable.

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

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, we elected to be exempt from the requirements:

●	Nasdaq Marketplace Rule 5635(c) which requires a Nasdaq-listed company to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

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

For the year ended December 31, 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Second Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on November 12, 2025).
2.1	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271425) filed with the Securities and Exchange Commission on August 4, 2023).
2.2	Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271425) filed with the Securities and Exchange Commission on August 4, 2023).
4.1*	Employment Agreement between Liying Wang and the registrant for the appointment of Director and Chief Executive Officer dated November 3, 2025.
4.2*	Employment Agreement between Hong Wang and the registrant for the appointment of Director and Chief Financial Officer dated November 3, 2025.
4.3	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271425) filed with the Securities and Exchange Commission on August 4, 2023).
4.4*	Sale and Purchase Agreement regarding the disposal on June 30, 2025
8.1*	List of subsidiaries of the Registrant
10.1	Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on January 2, 2026).
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271425) filed with the Securities and Exchange Commission on August 4, 2023).
11.2*	Insider Trading Policy
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97*	Clawback Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CL Workshop Group Limited

By:	/s/ Liying Wang
Name:	Liying Wang
Title:	Chief Executive Officer

Date: April 23, 2026

CL WORKSHOP GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

CL Workshop Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of CL Workshop Group Limited and its subsidiaries (the “Company”) as of December 31, 2025, and 2024, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with International Financial Reporting Standards.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has a net loss and negative operating cash-flows that raises doubt about its ability to continue as a going concern. Management’s plans in regarding to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

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

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

We have served as the Company’s auditor since 2022.

San Mateo, California

April 23, 2026

CL WORKSHOP GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2025 AND 2024

	Note	2025	2024
		USD	USD

ASSETS

Non-current assets
Property, plant and equipment, net	4	449,589	3,404,826
Right-of-use assets, net	5	85,134	549,688
Intangible assets, net	6	-	15,918,759
Total non-current assets		534,723	19,873,273

Current assets
Inventories	7	2,484,290	6,427,227
Prepayments	8	5,168,362	6,292,489
Trade and other receivables, net	9	4,256,030	4,166,506
Prepaid income tax		74,972	492,623
Restricted bank deposits	10	253,188	592,652
Cash and bank balances	10	966,807	2,963,301
Asset classified as held for sale	29	640,000	-
Total current assets		13,843,649	20,934,798

Total assets		14,378,372	40,808,071

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	11	3,955,210	3,416,269
Contract liabilities	12	258,096	2,774,460
Bank borrowings	13(a)	5,622,926	10,313,887
Other borrowings	13(b)/23	356,431	1,130,141
Amounts due to an ultimate beneficial shareholder	14/ 23	310,696	1,142,024
Lease liabilities	15	40,057	121,335
Income tax payable		10,385	-
Total current liabilities		10,553,801	18,898,116

Net current assets		3,289,848	2,036,682

Non-current liabilities
Bank borrowings	13(a)	-	39,103
Amounts due to an ultimate beneficial shareholder	14/ 23	-	12,300,650
Lease liabilities	15	53,720	462,110
Total non-current liabilities		53,720	12,801,863

Total liabilities		10,607,521	31,699,979

Capital and reserves
Share capital	16	132,425	132,425
Capital reserves		30,052,790	30,052,790
Accumulated comprehensive losses		(26,414,364)	(21,077,123)
Total equity		3,770,851	9,108,092

Total liabilities and equity		14,378,372	40,808,071

The accompanying notes are an integral part of these consolidated financial statements.

CL WORKSHOP GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Note	2025	2024	2023
		USD	USD	USD

Revenue	17	14,584,171	16,340,575	17,673,473
Cost of revenue		(13,183,875)	(10,901,474)	(10,514,343)
Gross profit		1,400,296	5,439,101	7,159,130
Net foreign exchange (losses) gains		(28,858)	(252,703)	10,291
Other income (losses), net	18	67,792	(9,916)	19,550
Impairment loss (recognized on) reversal of financial asset and prepayment		(3,003,244)	182,659	(179,849)
Selling and distribution expenses		(884,579)	(3,297,035)	(3,740,081)
Administrative expenses		(3,416,160)	(2,381,439)	(2,682,693)
Finance income		3,254	13,361	23,239
Finance costs	19	(503,286)	(705,355)	(1,362,668)
Loss before income tax	20	(6,364,785)	(1,011,327)	(753,081)
Income tax (expenses) credits	21	(51,950)	73,515	48,771
Loss from continuing operations		(6,416,735)	(937,812)	(704,310)

Discontinued operations:
Net loss from discontinued operations	28	(5,872,785)	(7,790,717)	(11,229,018)
Net gain on sale of discontinued operations, net of applicable income tax	28	6,433,304	-	-
Net profit (loss) from discontinued operations		560,519	(7,790,717)	(11,229,018)

Net loss for the year		(5,856,216)	(8,728,529)	(11,933,328)

Other comprehensive income (loss):
Exchange difference arising from translation of foreign operations		569,489	(223,777)	433,199
Release of exchange reserve upon disposal of a subsidiary group		(50,514)	(121,290)	2,076
Other comprehensive income (loss)		518,975	(345,067)	435,275
Total comprehensive loss for the year		(5,337,241)	(9,073,596)	(11,498,053)
LOSS PER SHARE – BASIC AND DILUTED (1)		(0.04)	(0.07)	(0.11)
LOSS PER SHARE FROM CONTINUING OPERATION – BASIC AND DILUTED (1)		(0.05)	(0.01)	(0.01)

LOSS PER ADS – BASIC AND DILUTED (1)		(0.35)	(0.53)	(0.85)
LOSS PER ADS FROM CONTINUING OPERATION – BASIC AND DILUTED (1)		(0.39)	(0.06)	(0.05)
LOSS PER SHARE

Weighted average number of ordinary shares used in computing basic and diluted loss per share/ADS (1)		132,425,321	132,425,321	111,911,839

Notes:

(1)	Each ADS represents eight Class A ordinary shares.

CL WORKSHOP GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Capital reserves				Accumulated comprehensive losses
	Note	Share capital	Share premium	Statutory Surplus reserve	Other reserve	Total capital reserve	Accumulated other comprehensive losses	Accumulated (losses) profits	Total accumulated comprehensive losses	Total
		USD	USD	USD	USD	USD	USD	USD	USD	USD

Balance at January 1, 2023		105,263	12,834,431	1,860	55,596	12,891,887	(863,669)	358,195	(505,474)	12,491,676

Issue of new shares	16	27,162	17,160,903	-	-	17,160,903	-	-	-	17,188,065

Exchange difference arising from translation of foreign operations		-	-	-	-	-	435,275	-	435,275	435,275

Loss for the year		-	-	-	-	-	-	(11,933,328)	(11,933,328)	(11,933,328)

Balance at December 31, 2023 and January 1, 2024		132,425	29,995,334	1,860	55,596	30,052,790	(428,394)	(11,575,133)	(12,003,527)	18,181,688

Exchange difference arising from translation of foreign operations		-	-	-	-	-	(345,067)	-	(345,067)	(345,067)

Loss for the year		-	-	-	-	-	-	(8,728,529)	(8,728,529)	(8,728,529)

Balance at December 31, 2024 and January 1, 2025		132,425	29,995,334	1,860	55,596	30,052,790	(773,461)	(20,303,662)	(21,077,123)	9,108,092

Exchange difference arising from translation of foreign operations		-	-	-	-	-	518,975	-	518,975	518,975

Loss for the year		-	-	-	-	-	-	(5,856,216)	(5,856,216)	(5,856,216)

Balance at December 31, 2025		132,425	29,995,334	1,860	55,596	30,052,790	(254,486)	(26,159,878)	(26,414,364)	3,770,851

The accompanying notes are an integral part of these consolidated financial statements.

CL WORKSHOP GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	2025	2024	2023
	USD	USD	USD

Operating activities
Loss before income tax	(6,364,785)	(1,011,327)	(753,081)
Adjustments for:
Provision (reversal of) for allowance for expected credit losses on financial assets	985,619	(182,659)	179,849
Impairment on prepayment	2,017,624	-	-
Write-down of non-current asset held for sale	394,785	-	-
Write-down of inventories	241,503	112,712	-
Depreciation of property, plant and equipment	130,586	38,520	59,271
Depreciation of right-of-use asset	41,325	39,693	67,984
Gain on lease modification	-	-	(703)
(Gain) loss on disposal of property, plant and equipment	(62,693)	(93)	18,873
Interest expenses	427,744	603,984	1,263,110
Interest income	(3,254)	(13,361)	(23,239)
Operating cash flows before movements in working capital	(2,191,546)	(412,532)	812,064
Decrease (increase) in inventories	638,508	1,006,456	(476,154)
(Increase) decrease in prepayments, trade and other receivables	(5,490,387)	2,291,280	512,825
Increase (decrease) in trade and other payables	2,155,609	(875,877)	(320,385)
Increase (decrease) in contract liabilities	90,587	2,108,527	(134,269)
Cash (used in) generated from operations	(4,797,229)	4,117,854	394,080
Income tax (paid) refunded	(24,705)	48,621	(181,123)
Net cash (used in) generated from continuing operation	(4,821,934)	4,166,475	212,957
Net cash generated from (used in) discontinued operation	3,915,067	(1,847,214)	(452,185)
Net cash (used in) generated from operating activities	(906,867)	2,319,261	(239,228)

Investing activities
Interest received	3,254	13,361	23,239
Purchases of property, plant, and equipment	(52,541)	(1,393)	(1,589)
Proceeds from disposal of property, plant and equipment	8,862	93	-
Decrease (increase) in restricted bank deposits	339,464	35,504	(24,815)
Net cash generated from (used in) continuing operation	299,039	47,565	(3,165)
Net cash used in discontinued operation	(241,020)	(752,366)	(1,150,104)
Net cash generated from (used in) investing activities	58,019	(704,801)	(1,153,269)

Financing activities
Advances from an ultimate beneficial shareholder	845,804	1,430,102	2,556,416
Repayments to an ultimate beneficial shareholder	(1,058,866)	(942,902)	(6,302,442)
Proceeds from bank borrowings	17,720,505	25,974,854	19,445,302
Repayments of bank borrowings	(21,399,521)	(27,144,846)	(20,925,687)
Proceeds from other borrowings	3,331,307	963,547	663,211
Repayments of other borrowings	(287,302)	(498,220)	-
Repayments of lease liabilities	(42,173)	(38,504)	(74,247)
Proceeds from issue of shares, net of expenses	-	-	5,092,321
Interest paid	(427,744)	(603,984)	(1,263,110)
Net cash used in continuing operation	(1,317,990)	(859,953)	(808,236)
Net cash (used in) generated from discontinued operation	(927,075)	(1,185,033)	521,411
Net cash used in financing activities	(2,245,065)	(2,044,986)	(286,825)

Net decrease in cash and cash equivalents	(3,093,913)	(430,526)	(1,679,322)
Cash and bank balances at beginning of year	2,963,301	3,979,416	5,082,587
Effect of foreign exchange rate changes	1,097,419	(585,589)	576,151
Cash and bank balances at end of year	966,807	2,963,301	3,979,416

The accompanying notes are an integral part of these consolidated financial statements.

CL WORKSHOP GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization and reorganization

CL Workshop Group Limited (the “Company” or the “Group”) was incorporated in the British Virgin Islands on September 22, 2011. The registered office of the Company is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands. The principal place of business of the Company is Avenida da Amizade n.o1287, Chong Fok Centro Comercial, 13 E Macau S.A.R.

Pursuant to a proposal approved at the annual general meeting of the Company held on December 16, 2025, the shareholders have approved the Company’s name be changed from “Nature Wood Group Limited” to “CL Workshop Group Limited” and the Company’s foreign name is to be changed from “大自然林業集團有限公司” to “刺梨工坊公司”. The change has become effective on December 18, 2025.

The Group’s principal subsidiaries, as of the date of this report, are set out below:

Percentage of effective ownership
Name	Date of incorporation	December 31, 2025	December 31, 2024	Place of incorporation	Principal activities
		%	%
Swift Top Capital Resources Limited	November 20, 2012	100	100	Hong Kong	Trading of logs
Parquet Nature (France) S.A.R.L.	August 21, 2012	100	100	France	Trading of logs
Choi Chon Investment Company Limited	March 12, 2015	100	100	Macau	Trading of wood products
South American Wood S.A.C.	December 16, 2019	100	100	Peru	Trading of wood products
Nature Carbon Peru S.A.C.	May 6, 2025	100	-	Peru	Trading of wood products

Principal activities

The Company is an investment holding company. The principal activities of the Company are conducted through its subsidiaries which are in the business of trading of wood products and logs. The Company is headquartered in Macau and conducts its primary operations through its significant direct and indirectly held subsidiaries that are incorporated and domiciled in Peru, France, Macau and Hong Kong.

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

ADOPTION OF NEW AND REVISED STANDARDS – The Group has applied the following amendments to IFRSs issued by the IASB to these consolidated financial statements for the current accounting period:

●	Amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates - Lack of Exchangeability

The group has adopted the amendments to IAS 21 for the first time in the current year. The amendments specify how to assess whether a currency is exchangeable, and how to determine the exchange rate when it is not.

At the date of authorization of these consolidated financial statements, the management determined that the adoption of the above amendments to IFRS have not had any material impact on the consolidated financial statements of the Group in the period of their initial adoption.

NEW AND REVISED IFRS STANDARDS IN ISSUE BUT NOT YET EFFECTIVE – At the date of authorization of these consolidated financial statements, the Group has not adopted the following new and revised IFRSs and amendments to IFRS that have been issued but are not yet effective to them.

●	Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments
●	Annual Improvements to IFRS Accounting Standards – Volume 11, Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows
●	Amendments to IFRS 9 and IFRS 7, Contracts Referencing Nature-dependent Electricity
●	Amendments to IFRS 18, Presentation and Disclosures in Financial Statements
●	Amendments to IFRS 19, Subsidiaries without Public Accountability: Disclosures

The Company do not expect that the adoption of the standards listed above will have a material impact on the consolidated financial statements of the group in future periods.

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

GOING CONCERN AND MANAGEMENT’S PLAN

The Group incurred a net loss of USD 5,856,216 and net operating cash outflows of USD 906,867 for the year ended December 31, 2025.

The Group has developed plans to address these conditions and to meet its cash requirements for the 12-month period from the reporting date. These plans include improving liquidity through cost control measures, revenue growth initiatives, obtaining financing from banks, controlling shareholders or investors, and enhancing operational efficiency through cost reduction and process standardization. The Group’s ability to continue as a going concern is dependent upon the successful execution of these plans, particularly obtaining the necessary financing.

These conditions indicate the existence of a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern. The consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to realise its assets and discharge its liabilities in the normal course of business.

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

NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATION

Inventories of non-current assets classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

An impairment loss is recognised for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss.

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

The value of foreign currencies including, may fluctuate against the USD. Any significant variations of the aforementioned currencies relative to the USD may materially affect the Company’s financial condition in terms of reporting in USD. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,
	2025	2024	2023
HKD to USD Year End	0.129	0.129	0.128
HKD to USD Average Rate	0.129	0.129	0.128
CNY to USD Year End	0.142	0.139	0.141
CNY to USD Average Rate	0.141	0.139	0.141
EUR to USD Year End	1.172	1.047	1.110
EUR to USD Average Rate	1.160	1.059	1.099
PEN to USD Year End	0.297	0.266	0.270
PEN to USD Average Rate	0.281	0.266	0.268

(b)	Transactions and balances

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

4	PROPERTY, PLANT AND EQUIPMENT, NET

	Freehold land	Properties	Leasehold Improvements	Construction in progress	Machineries	Furniture and fittings	Motor vehicles	Office equipment	Total
	USD	USD	USD	USD	USD	USD	USD	USD	USD
Cost:
At January 1, 2024	1,546,665	3,332,290	24,223	-	4,516,645	43,437	1,220,857	63,160	10,747,277
Additions	888,605	123,642	-	8,420	27,566	2,136	2,007	2,383	1,054,759
Transfer	-	8,420	-	(8,420)	-	-	-	-	-
Disposals	-	-	-	-	-	-	(3,201)	(617)	(3,818)
Exchange difference	-	-	(356)	-	(94)	-	(6,420)	(1,120)	(7,990)
At December 31, 2024 and January 1, 2025	2,435,270	3,464,352	23,867	-	4,544,117	45,573	1,213,243	63,806	11,790,228
Additions	-	-	-	110,426	311,710	-	102,782	1,525	526,443
Reclassified as held for sale	(888,605)	(158,033)	-	-	-	-	-	-	(1,046,638)
Disposals	-	-	-	-	(764,667)	(23,967)	(258,800)	(3,864)	(1,051,298)
Disposal of subsidiaries	(1,546,665)	(3,306,319)	-	(110,426)	(3,519,604)	(21,606)	(351,169)	(28,461)	(8,884,250)
Exchange difference	-	-	542	-	191	-	12,374	2,118	15,225
At December 31, 2025	-	-	24,409	-	571,747	-	718,430	35,124	1,349,710

Accumulated depreciation:
At January 1, 2024	-	(519,149)	(21,147)	-	(1,836,502)	(20,653)	(491,362)	(51,755)	(2,940,568)
Charge for the year	-	(16,940)	(3,089)	-	(162,400)	(5,268)	(220,604)	(5,721)	(414,022)
Eliminated upon disposals	-	-	-	-	-	-	2,347	617	2,964
Exchange difference	-	-	369	-	(39)	-	4,509	1,059	5,898
At December 31, 2024 and January 1, 2025	-	(536,089)	(23,867)	-	(1,998,941)	(25,921)	(705,110)	(55,800)	(3,345,728)
Charge for the year	-	(8,253)	-	-	(47,840)	(6,223)	(82,967)	(2,458)	(147,741)
Eliminated upon disposals	-	-	-	-	513,971	14,739	211,514	3,025	743,249
Disposal of subsidiaries	-	532,489	-	-	1,487,768	17,405	168,359	24,480	2,230,501
Reclassified as held for sale	-	11,853	-	-	-	-	-	-	11,853
Exchange difference	-	-	(542)	-	(189)	-	(9,902)	(2,036)	(12,669)
At December 31, 2025	-	-	(24,409)	-	(45,231)	-	(418,106)	(32,789)	(520,535)

Accumulated impairment:
At January 1, 2024	-	(2,575,694)	-	-	(1,668,994)	-	-	-	(4,244,688)
Charge for the year	-	(202,663)	-	-	(407,965)	(4,306)	(176,313)	(3,739)	(794,986)
At December 31, 2024 and January 1, 2025	-	(2,778,357)	-	-	(2,076,959)	(4,306)	(176,313)	(3,739)	(5,039,674)
Charge for the year	(543,035)	-	-	-	-	-	-	-	(543,035)
Disposal of subsidiaries	543,035	2,778,357	-	-	1,791,218	4,306	82,468	3,739	5,203,123
At December 31, 2025	-	-	-	-	(285,741)	-	(93,845)	-	(379,586)

Net book value:
At December 31, 2024	2,435,270	149,906	-	-	468,217	15,346	331,820	4,267	3,404,826
At December 31, 2025	-	-	-	-	240,775	-	206,479	2,335	449,589

Impairment assessment

During the reporting period and the last reporting period, certain subsidiaries operating in Peru represented Manufacturing Segment have been severely affected by unfavorable market conditions arising in the construction and home improvement sector, which indicates that the property, plant and equipment of these subsidiaries may have impaired. The directors of the Company have therefore performed an impairment assessment on the property, plant and equipment of these subsidiaries at December 31, 2025 and 2024 respectively. As a result of the impairment assessment, an impairment loss of USD543,035 was recognized in profit or loss during the reporting period (2024: USD794,986). The recoverable amount of the relevant assets has been determined on the basis of the fair value less cost of disposal, by reference to market evidence of recent transactions for similar assets.

5	RIGHT-OF-USE-ASSETS, NET

Leased Properties
USD
At January 1, 2024	189,009
Addition	458,237
Lease modification	(10,459)
Depreciation charge for the year	(83,314)
Exchange difference	(3,785)
At December 31, 2024 and January 1, 2025	549,688
Depreciation charge for the year	(87,149)
Disposal of subsidiaries	(381,864)
Exchange difference	4,459
At December 31, 2025	85,134

	2025	2024
	USD	USD
Expense relating to short-term lease and other leases with lease terms end within 12 months	5,328	30,965
Total cash outflow for leases	106,071	77,751

For both years, the Group leased offices for its operations. Lease contracts are entered into fixed terms from 5 year to 9 years (2024: 3 year to 9 years). No extension options are available for all leases. Lease terms are negotiated on an individual basis and contain wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable.

All leases are operating leases.

6	INTANGIBLE ASSETS, NET

The Group currently owns certain natural forest concessions and cutting rights for the exploitation of timbers on parcels of land in Peru, which are subject to compliance of certain laws and regulations in Peru. The timber concessions and cutting rights have finite useful lives ranging from 23 to 40 years.

	Timber concession and cutting rights	Others	Total
	USD	USD	USD
Cost:
At January 1, 2024, December 31, 2024 and January 1, 2025	25,939,922	58,226	25,998,148
Disposal of subsidiaries	(25,939,922)	(58,226)	(25,998,148)
At December 31, 2025	-	-	-

Accumulated amortization:
At January 1, 2024	(5,451,285)	(29,924)	(5,481,209)
Charge for the year	(948,112)	(6,486)	(954,598)
Exchange difference	-	(160)	(160)
At December 31, 2024 and January 1, 2025	(6,399,397)	(36,570)	(6,435,967)
Charge for the year	(381,029)	(4,297)	(385,326)
Disposal of subsidiaries	6,780,426	40,867	6,821,293
At December 31, 2025	-	-	-

Accumulated impairment:
At January 1, 2024	-	-	-
Charge for the year	(3,643,422)	-	(3,643,422)
At December 31, 2024 and January 1, 2025	(3,643,422)	-	(3,643,422)
Charge for the year	(4,022,938)	-	(4,022,938)
Disposal of subsidiaries	7,666,360	-	7,666,360
At December 31, 2025	-	-	-

Net book value:
At December 31, 2024	15,897,103	21,656	15,918,759
At December 31, 2025	-	-	-

7	INVENTORIES

	2025	2024
	USD	USD

Raw materials	-	80,893
Work in progress	-	382,982
Finished goods	2,256,352	5,652,593
Spare parts for production	227,938	310,759
Total	2,484,290	6,427,227

Note: Provision for impairment of inventories amounted to USD354,215 as at December 31, 2025 (2024: USD1,385,512), of which USD241,503 (2024: USD1,060,259) were recognised as an expense during the year ended December 31, 2025.

8	PREPAYMENTS

	2025	2024
	USD	USD
Advance payments made for:
Purchase of flooring and decking products (Note 1)	4,809,834	3,529,149
Purchase of logs (Note 2)	147,536	257,458
Harvesting work in concessions and wood processing services (Note 3)	-	1,704,695
Harvesting cost (Note 4)	-	400,860
Others (Note 5)	210,992	400,327
	5,168,362	6,292,489
Less: Amounts to be utilized within 12 months shown under current assets	(5,168,362)	(6,292,489)
Amounts to be utilized after 12 months shown under non-current assets	-	-

Notes:

1.	Included in the prepayments, USD4.8 million (2024: USD3.5 million) was advanced for the purchase of flooring and decking products in order to secure our supply chain of wood products to our customers.

2.	Included in the prepayments, USD0.1 million (2024: USD0.3 million) was advanced for the purchase of logs in Peru to secure the raw materials supply for our wood processing for production. Provision for impairment of prepayments amounted to USD17,794 for the year ended December 31, 2025.

3.	Included in the prepayments, nil (2024: USD1.7 million) was advanced for harvesting work in our timber concessions and wood processing services. Provision for impairment of prepayments amounted to USD1.8 million for the year ended December 31, 2025 (2024: USD35,465).

4.	Included in the prepayments, nil (2024: USD0.4 million) was the harvesting cost to be transferred to inventories upon the receipt of logs. Provision for impairment of prepayments amounted to nil as at December 31, 2025 (2024: USD624,423)

5.	Remaining amounts of the prepayments were advance payments made to Group’s operating expenses. Provision for impairment of prepayments amounted to USD230,485 for the year ended December 31, 2025.
9	TRADE AND OTHER RECEIVABLES, NET

	2025	2024
	USD	USD

Trade receivables – contracts with customers	3,015,429	1,638,529
Less: Allowance for credit losses	(893,848)	(167,177)
Trade receivables, net	2,121,581	1,471,352

Other receivables	2,296,947	2,695,154
Less: Allowance for credit losses	(162,498)	-
Other receivables, net	2,134,449	2,695,154
Total	4,256,030	4,166,506

Movement in the above allowance for credit losses of trade receivables:
Beginning balance	167,177	483,153
Disposal of subsidiaries	(80,865)	-
Charged (Credited) for the year	807,536	(315,976)
Ending balance	893,848	167,177

Movement in the above allowance for credit losses of other receivables:
Beginning balance	-	-
Disposal of subsidiaries	(589,907)
Charged (Credited) for the year	752,405	-
Ending balance	162,498	-

The normal credit period for customers is ranging from 30 to 90 days. No interest is charged on the outstanding balances.

	2025	2024
	USD	USD

Not past due	2,366	136,006
Past due	3,013,063	1,502,523
Less: Allowance for credit losses	(893,848)	(167,177)
Net trade receivables	2,121,581	1,471,352

The following is an aged analysis of trade receivables, net of allowance for credit losses, presented based on past due date:

	2025	2024
	USD	USD

< 30 days	1,301,733	90,551
31 days to 60 days	114,081	192,595
61 days to 90 days	75,978	29,999
91 days to 180 days	310,093	417,648
181 days to 365 days	317,330	604,553
More than 1 year	-	-
Total	2,119,215	1,335,346

As at December 31, 2025, included in the Group’s trade receivables balance are debtors with aggregate carrying amount of USD2,119,215 (2024: USD1,335,346) which are past due as at the reporting date. Out of the past due balances, USD627,423 (2024: USD1,022,201) has been past due 91 days or more and is not considered as in default because subsequent settlements were made from these debtors.

Details of impairment assessment of trade and other receivables are set out in note 24.

10	RESTRICTED BANK DEPOSITS AND CASH AND BANK BALANCES

	2025	2024
	USD	USD

Restricted bank deposits	253,188	592,652
Cash and bank balances	966,807	2,963,301
Total	1,219,995	3,555,953

Restricted bank deposits are pledged to banks as security deposits for the auction of logs.

Details of impairment assessment of restricted bank deposits, and cash and bank balances are set out in note 24.

11	TRADE AND OTHER PAYABLES

	2025	2024
	USD	USD
Trade payables	2,805,764	1,841,297
Other payables	358,789	778,114
Accruals	790,657	796,858
Total	3,955,210	3,416,269

Other payables and accruals consist mainly of staff salaries, audit fees and other costs of non-trade nature.

12	CONTRACT LIABILITIES

	2025	2024
	USD	USD
Contract liabilities	258,096	2,774,460

Contract liabilities represent the Group’s obligation to transfer of product to customers for which the Group has received advance payments from customers. Contract liabilities amounted to USD2,516,364 as at January 1, 2025 have been recognised as revenue for the years ended December 31, 2025.

Contract liabilities relate to advances collected from customers but goods have yet to be delivered. These will be recognized as revenue once control of the goods has been transferred to customers. Management expects that all the unsatisfied performance obligation as at the end of the reporting period may be recognized as revenue within the next twelve months from balance sheet date. The decrease in contract liabilities reflects revenue recognition during the period and lower advance deposits received.

13	BANK BORROWINGS AND OTHER BORROWINGS

		2025	2024
		USD	USD

(a)	Bank borrowings (Note (i))
	Bank overdrafts - variable rate	$1,371,598	$1,505,771
	Bank borrowings - fixed rate	2,121,080	6,713,288
	Bank borrowings - variable rate	2,130,248	2,133,931
		5,622,926	10,352,990

	Secured bank borrowings (Note (ii))	5,622,926	10,085,523
	Unsecured bank borrowings	-	267,467
	Total	5,622,926	10,352,990

	The carrying amounts of the above borrowings are repayable:
	Within one year	5,622,926	10,313,887
	Within a period of more than one year but not exceeding two years	-	39,103
	Total	5,622,926	10,352,990

	Less: Amounts due within one year shown under current liabilities:	(5,622,926)	(10,313,887)
	Amounts shown under non-current liabilities:	-	39,103

(b)	Other borrowings (Note (iii))
	Unsecured other borrowings - related parties - fixed rate (Note 23)	-	425,255
	Unsecured other borrowings - fixed rate	356,431	704,886
	Total	356,431	1,130,141

Note:

(i)	Bank borrowings carry a weighted average effective interest rate at 4% (2024: 5%).
(ii)	Secured bank borrowings were pledged by the personal guarantee and the private real estate properties owned by our former shareholders.
(iii)	Included in other borrowings, an aggregate loan balance from related parties of nil (2024: USD425,255) was unsecured, interest-free or interest bearing at nil (2024: 8% p.a.). A principal amount of USD356,431 (2024: USD704,886) was unsecured, interest bearing at 3.6% p.a. (2024: interest free or interest bearing at 6% to 7.2% p.a). All these balances were repayable within one year after the end of the reporting period.

14	AMOUNTS DUE TO AN ULTIMATE BENEFICIAL SHAREHOLDER

	2025	2024
	USD	USD

Due within one year	310,696	1,142,024
Due after one year	-	12,300,650
Total	310,696	13,442,674

As at December 31, 2025, all amounts are unsecured, interest free and repayable on demand.

15	LEASE LIABILITIES

	2025	2024
	USD	USD
Within one year	40,057	121,335
Within a period of more than one year but not more than two years	29,535	127,261
Within a period of more than two years but not more than five years	24,185	334,849
	93,777	583,445
Less: Amount due for settlement with 12 months shown under current liabilities	(40,057)	(121,335)
Amount due for settlement after 12 months shown under non-current liabilities	53,720	462,110

The weighted average incremental borrowing rates applied to lease liabilities range from 3% to 5% per annum (2024: 3% to 9% per annum).

Lease obligations that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	2025	2024
	USD	USD
EUR	11,773	25,658
CNY	82,005	105,205

16	SHARE CAPITAL

	2025	2024
	USD	USD
Paid up capital:

132,425,321 ordinary shares (2024: 132,425,321 ordinary shares):
At January 1 and December 31	132,425	132,425

As of December 31, 2025, the Company is authorized to issue a maximum of 8,000,000,000 shares and paid up 132,425,321 ordinary shares with a par value of USD0.001. The currently issued 132,425,321 Ordinary Shares be and are re-designated and re-classified into (i) 92,932,850 Class B Ordinary Shares with 50 votes per share and (ii) 39,492,471 Class A Ordinary Shares with 1 vote per share. The remaining authorized but unissued 7,867,574,679 Ordinary Shares be and are re-designated and re-classified into (i) 7,480,507,529 Class A Ordinary Shares and (ii) 387,067,150 Class B Ordinary Shares.

As of December 31, 2024, the Company is authorized to issue a maximum of 200,000,000 shares and paid up 132,425,321 ordinary shares with a par value of USD0.001. Each paid up ordinary share carries one vote and carry a right to dividends as and when declared by the Company.

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

Segment information of these businesses is presented below:

(a)	Reconciliation of the reportable segment revenue, profit or loss

	For the year ended December 31, 2025
	Direct Purchase and ODM	Manufacturing	Unallocated	Total reportable segment
	USD	USD	USD	USD
Logs	5,632,281	-	-	5,632,281
Flooring	7,524,361	-	-	7,524,361
Decking	1,157,385	-	-	1,157,385
Sawn timber	270,144	-	-	270,144
Revenue from external customers and segment revenue	14,584,171	-	-	14,584,171

Interest income	3,214	-	40	3,254
Interest expenses	500,970	-	2,316	503,286
Depreciation/amortization	170,961	-	950	171,911
Reportable segment results	(5,532,383)	-	(832,402)	(6,364,785)

	For the year ended December 31, 2024
	Direct Purchase and ODM	Manufacturing	Unallocated	Total reportable segment
	USD	USD	USD	USD
Logs	12,160,350	-	-	12,160,350
Flooring	745,270	-	-	745,270
Decking	3,375,933	-	-	3,375,933
Sawn timber	52,862	-	-	52,862
Carbon credits	6,260	-	-	6,260
Revenue from external customers and segment revenue	16,340,575	-	-	16,340,575

Interest income	13,173	-	188	13,361
Interest expenses	601,703	-	2,280	705,355
Depreciation/amortization	73,465	-	4,748	78,213
Reportable segment results	(8,090)	-	(1,003,237)	(1,011,327)

	For the year ended December 31, 2023
	Direct Purchase and ODM	Manufacturing	Unallocated	Total reportable segment
	USD	USD	USD	USD
Logs	10,024,248	-	-	10,024,248
Flooring	2,124,022	-	-	2,124,022
Decking	5,393,401	-	-	5,393,401
Sawn timber	131,800	-	-	131,800
Revenue from external customers and segment revenue	17,673,471	-	-	17,673,471

Interest income	19,402	-	3,837	23,239
Interest expenses	575,742	-	687,367	1,263,110
Depreciation/amortization	118,514	-	8,741	127,255
Reportable segment results	(207,401)	-	(545,680)	(753,081)

(b)	Reconciliation of the reportable segment assets and liabilities

	As at December 31, 2025
	Direct Purchase and ODM	Manufacturing	Unallocated	Total reportable segment
	USD	USD	USD	USD
Reportable segment assets	14,035,272	-	343,100	14,378,372

Reportable segment liabilities	(9,290,872)	-	(1,316,649)	(10,607,521)

	As at December 31, 2024
	Direct Purchase and ODM	Manufacturing	Unallocated	Total reportable segment
	USD	USD	USD	USD
Reportable segment assets	12,143,525	28,500,105	164,441	40,808,071

Reportable segment liabilities	(14,420,451)	(15,186,711)	(2,092,817)	(31,699,979)

(c)	Disaggregation of revenue from contracts with customers

In the following table, revenue is disaggregated by the geographical locations of customers and by the timing of revenue recognition.

	2025	2024	2023
	USD	USD	USD

Geographical locations:
China	6,503,329	7,650,663	10,303,013
Europe	1,968,041	4,091,360	6,036,052
South America	16,089	-	895,851
North America	317,137	514,777	43,036
Asia	5,531,033	4,056,712	395,521
Africa	248,542	27,063	-
Total	14,584,171	16,340,575	17,673,473

Timing of revenue recognition:
At a point in time	14,584,171	16,340,575	17,673,473

Information about major customers is disclosed in note 24 (e).

18	OTHER INCOME (EXPENSE), NET

	2025	2024	2023
	USD	USD	USD

Gain (loss) on disposal of property, plant and equipment	62,692	93	(18,873)
Gain on lease modification	-	-	703
Others	5,100	(10,009)	37,720
Total	67,792	(9,916)	19,550

19	FINANCE COSTS

	2025	2024	2023
	USD	USD	USD

Interest expenses on bank borrowings	333,166	495,174	372,828
Interest expenses on other borrowings	71,681	30,461	4,638
Interest expenses on shareholder loans	18,999	73,102	197,066
Interest expenses on convertible bonds	-	-	684,163
Interest expenses on lease liabilities	3,898	5,247	4,415
Bank charges	75,542	101,371	99,558
Total	503,286	705,355	1,362,668

20	LOSS BEFORE INCOME TAX

Loss before income tax is arrived at after charging:

	2025	2024	2023
	USD	USD	USD

Cost of revenue	13,183,875	10,901,474	10,514,343
Depreciation expenses of:
- Property, plant and equipment	130,120	38,520	59,271
- Right-of-use assets	41,325	39,693	67,984
Provision for (reversal of) allowance for expected credit losses on trade receivables	823,121	(182,659)	179,849
Provision for allowance for expected credit losses on other receivables	162,498	-	-
Write-down of inventories	241,503	112,712	-
Auditor’s remuneration	186,725	149,008	173,092
Employee benefits expenses (including directors’ remuneration):
- Salaries and allowances	1,757,829	1,766,362	2,084,660
- Pension scheme contribution	149,172	189,713	264,116

21	INCOME TAX (CREDITS) EXPENSES

British Virgin Islands

The Company and our subsidiaries incorporated in British Virgin Islands currently enjoy permanent income tax holidays; accordingly, the Company and our subsidiaries incorporated in the British Virgin Islands do not accrue for income taxes.

Peru

Our subsidiaries incorporated in Peru are considered as Peru tax residents under Peru tax laws; accordingly, they are subject to corporate income tax on their taxable income under Peru tax laws at statutory tax rates ranging from 5% to 29.5% (2024: 5% to 29.5%, 2023: 5% to 29.5%), depending on the city where the subsidiaries are situated and operated.

France

Our subsidiary incorporated in France is considered as France tax resident under France tax laws; accordingly, it is subject to corporate income tax on their taxable income under France tax laws at a statutory tax rate of 25% (2024: 25.0%, 2023: 25.0%).

China

Our subsidiary incorporated in China is considered as China tax resident under China tax laws; accordingly, it is subject to corporate income tax on their taxable income under China tax laws at a statutory tax rate of 25% (2024: 25%, 2023: 25%).

Macau

Our subsidiary incorporated in Macau is considered as Macau tax resident under Macau tax laws; accordingly, it is subject to corporate income tax on their taxable income under Macau tax laws at a statutory tax rate of 12% (2024: 12%, 2023: 12%).

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to corporate income tax on their taxable income under Hong Kong tax laws at a statutory tax rate of 16.5% (2024: 16.5%, 2023: 16.5%).

The income tax provision consists of the following components:

	2025	2024	2023
	USD	USD	USD

Current tax	17,968	16,308	19,720
Under (Over) provision of tax in prior years	33,982	(89,823)	(68,491)
Total	51,950	(73,515)	(48,771)

The income tax expenses (credits) for the years can be reconciled to the loss before income tax per the consolidated statement of profit or loss as follows:

	2025	2024	2023
	USD	USD	USD

Loss before income tax	(6,364,785)	(1,011,327)	(753,081)

Tax at the respective income tax rates	(1,437,512)	(39,596)	170,905
Tax effect of expenses not deductible for tax purpose	1,541,308	70,985	191,697
Tax effect of income not taxable for tax purpose	(121,785)	(15,081)	(342,882)
Under (Over) provision in respect of prior years	(33,962)	(89,823)	(68,491)
Total	51,950	(73,515)	(48,771)

As at 31 December 2025, the Group has unused tax losses of approximately USD1,163,254 (2024: USD321,102) that can be carried forward against future taxable profits, the Group did not recognize deferred tax assets as the realization of the related tax benefit may not be probable. Included in unrecognised tax losses are losses of USD319,970 (2024: USD16,096) that will expire within 5 year. Other losses may be carried forward indefinitely.

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

At December 31, 2025, the number of shares in respect of which options had been granted and remained outstanding under the Scheme was 1,880,000 (2024: 6,387,000), representing 1% (2024: 5%) of the shares of the Company in issue. The total number of shares in respect of which options may be granted under the Scheme is not permitted to exceed 10% of the shares of the Company in issue at any point in time, without prior approval from the Company’s shareholders. The number of shares issued and to be issued in respect of which options granted and may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company’s shareholders.

Options granted must be taken up within 1 month of the date of grant, upon payment of HK$1 per option. Options may be exercised at any time from the date of grant of the share option to the 10th anniversary of the date of grant. The exercise price is HK$4.661 per share (equivalent to HK$37.288 per ADS).

a) Details of specific categories of options are as follows:

Date of grant	Vesting period	Exercise period	Exercise Price	Exercise dates
September 30, 2019	Vested upon grant date	September 30, 2019–September 29, 2029	HK$4.661 per share	Not yet exercised

August 18, 2020	Vested upon grant date	August 18, 2020 – August 17, 2030	HK$4.661 per share	Not yet exercised

b) The following table discloses movements of the Scheme during the year:

Option grant date	Outstanding at January 1, 2025		Granted during year	Exercised during year	Forfeited during year	Expired during year	Outstanding at December 31, 2025
September 30, 2019		6,387,000	-	-	(4,507,000)	-		1,880,000
Exercisable at the end of the year		6,387,000						1,880,000

Weighted average exercise price	HK$	4.661	-	-	-	-	HK$	4.661

The following table discloses movements of the Scheme during the prior year:

Option grant date	Outstanding at January 1, 2024		Granted during year	Exercised during year	Forfeited during year	Expired during year	Outstanding at December 31, 2024
September 30, 2019		6,597,000	-	-	(210,000)	-		6,387,000
August 18, 2020		1,203,000	-	-	(1,203,000)	-		-
		7,800,000	-	-	(1,413,000)	-		6,387,000
Exercisable at the end of the year								6,387,000

Weighted average exercise price	HK$	4.661	-	-	-	-	HK$	4.661

In respect of the share options exercised during the year, the weighted average share price at the dates of exercise was HK$4.661 (2024: HK$4.661).

c)	During the year ended December 31, 2021, options were granted on 18 August 2020. The estimated fair values of the options granted on this date is HK$0.

d)	These fair values were calculated using Hull-White Enhanced Model. The inputs into the model on option grant dates were as follows:

Underlying stock price	HK$	0.235
Exercise price	HK$	4.661
Expected volatility		2.86
Expected life		10 years
Risk-free rate		1.20%
Expected dividend yield		-

e)	Expected volatility was determined by using the historical volatility of the comparable companies adopted by the independent valuation expert. The expected life used in the model has not been adjusted which is based on the exercise period as specified under the terms and conditions of the share options.

f)	The Group did not recognize any share-based payment expense in relation to share options granted by the Company because assessed option value by the independent valuation expert on grant date is zero.

23	SIGNIFICANT RELATED PARTY TRANSACTIONS

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

Balances due to related parties

			2025	2024
Name	Relationship	Nature	USD	USD
TUTU Business Services Limited (BVI)	Controlling Shareholder	Amounts due to an ultimate beneficial shareholder	289,029	-

Ms. Liying Wang	Ultimate beneficial shareholder	Amounts due to an ultimate beneficial shareholder	21,667	-

		Amounts due to an ultimate beneficial shareholder	310,696	-

Mr. Hok Pan Se	Note (i)	Non-trade payables
		Long-term loans (Note 14)	-	12,300,650
		Short-term loans (Note 14)	-	1,142,024

		Amounts due to an ultimate beneficial shareholder	-	13,442,674

Mr. Ka Wai Se	Note (ii)	Other borrowings (Note 13(b))	-	183,066

Mr. Ka Chun Se	Note (iii)	Other borrowings (Note 13(b))	-	242,189

Prowood (Cambodia) Flooring Co., Ltd	Note (iv)	Contract liabilities	-	1,500,000

Nature Flooring Industries Inc	Note (v)	Contract liabilities	-	509,042

Kunshan Yingyi Trading Limited	Note (vi)	Contract liabilities	-	139,113

(i)	Mr. Hok Pan Se ceases to be ultimate beneficial shareholder from October 2025 after completed the transfer of the company’s share to the new ultimate beneficial shareholder and no control or significant influence remain over the company after the completion of transaction.
(ii)	Mr. Ka Wai Se ceases to be related party from October 2025 after the former ultimate beneficial holder completed the transfer of the company’s share to the new ultimate beneficial shareholder and no control or significant influence remain by the former ultimate beneficial holder over the company after the completion of transaction.
(iii)	Mr. Ka Chun Se ceases to be related party from October 2025 after the former ultimate beneficial holder completed the transfer of the company’s share to the new ultimate beneficial shareholder and no control or significant influence remain by the former ultimate beneficial holder over the company after the completion of transaction.
(iv)	Prowood (Cambodia) Flooring Co., Ltd ceases to be related party from October 2025 after the former ultimate beneficial holder completed the transfer of the company’s share to the new ultimate beneficial shareholder and no control or significant influence remain by the former ultimate beneficial holder over the company after the completion of transaction.
(v)	Nature Flooring Industries Inc ceases to be related party from October 2025 after the former ultimate beneficial holder completed the transfer of the company’s share to the new ultimate beneficial shareholder and no control or significant influence remain by the former ultimate beneficial holder over the company after the completion of transaction.
(vi)	Kunshan Yingyi Trading Limited ceases to be related party from October 2025 after the former ultimate beneficial holder completed the transfer of the company’s share to the new ultimate beneficial shareholder and no control or significant influence remain by the former ultimate beneficial holder over the company after the completion of transaction.

The Company did not have any outstanding to any officers or directors as of December 31, 2025 and 2024, and it does not expect to provide long terms loans or credit facilities to officers and directors.

Transactions with related parties

The following table represents the significant related party transactions for the years ended December 31, 2025, 2024 and 2023.

		2025	2024	2023
Name	Nature	USD	USD	USD
Mr. Hok Pan Se(i)	Interest expense on shareholder loans	18,999	73,102	197,066
Mr. Hok Pan Se(i)	Interest expense on convertible bonds	-	-	71,865
Fo Shan Sunde Daziran Investment Management Limited(ii)	Lease payments made	-	-	55,263
Fo Shan Sunde Changcheng Management Limited(iii)	Lease payments made	-	20,535	6,523
Nature Flooring Industries Inc(iv)	Revenue	24,077	-	-
Prowood (Cambodia) Flooring Co., Ltd(v)	Revenue	4,889,874	-	-
Taizhou Nature Home Furnishings Co., Ltd (vi)	Revenue	21,820	-	-

(i)	Mr. Hok Pan Se ceases to be ultimate beneficial shareholder from October 2025 after completed the transfer of the company’s share to the new ultimate beneficial shareholder and no control or significant influence remain over the company after the completion of transaction.
(ii)	Fo Shan Sunde Daziran Investment Management Limited ceases to be related party from October 2025 after the former ultimate beneficial holder completed the transfer of the company’s share to the new ultimate beneficial shareholder and no control or significant influence remain by the former ultimate beneficial holder over the company after the completion of transaction.
(iii)	Fo Shan Sunde Changcheng Management Limited ceases to be related party from September 2024 after the former ultimate beneficial shareholder lose the control over this related company.
(iv)	Nature Flooring Industries Inc ceases to be related party from October 2025 after the former ultimate beneficial holder completed the transfer of the company’s share to the new ultimate beneficial shareholder and no control or significant influence remain by the former ultimate beneficial holder over the company after the completion of transaction.
(v)	Prowood (Cambodia) Flooring Co., Ltd ceases to be related party from October 2025 after the former ultimate beneficial holder completed the transfer of the company’s share to the new ultimate beneficial shareholder and no control or significant influence remain by the former ultimate beneficial holder over the company after the completion of transaction.
(vi)	Taizhou Nature Home Furnishings Co., Ltd ceases to be related party from October 2025 after the former ultimate beneficial holder completed the transfer of the company’s share to the new ultimate beneficial shareholder and no control or significant influence remain by the former ultimate beneficial holder over the company after the completion of transaction.

24	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL RISKS MANAGEMENT

a)	Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	2025	2024
	USD	USD
Financial assets
At amortized cost	5,476,025	7,722,459

Financial liabilities
At amortized cost	(9,548,383)	(28,128,661)

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

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Group’s functional currencies are as follows:

	Assets		Liabilities
	2025	2024	2025	2024
	USD	USD	USD	USD
HKD	933,919	638,471	3,959,501	5,408,928
EUR	1,800,135	3,253,699	3,936,467	6,668,340
CNY	199,339	149,711	471,019	108,961
PEN	208,705	839,614	82,937	659,893
MOP	552	511	-	96,141

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

	2025	2024	2023
	USD	USD	USD
HKD	(151,279)	(238,523)	(244,716)
EUR	(106,817)	(170,732)	(48,365)
CNY	(13,584)	2,038	(3,686)
PEN	6,288	8,986	(48,904)
MOP	28	(4,782)	(765)

(iii)	Interest rate risk management

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

If interest rates on loans had been 50 basis points higher/lower and all other variables were held constant, the Group’s (loss) profit for the year would decrease/increase by approximately USD17,509 (2024: USD18,199, 2023: USD21,687).

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

The Group has concentration of credit risk as 64.3% (2024: 67.4%, 2023: 55.2%) and 89.2% (2024: 89.1%, 2023: 89.9%) of the total trade receivables was due from the Group’s largest customer and the five largest customers respectively. In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals.

In addition, the Group performs impairment assessment under ECL model on trade receivables individually. Impairment of USD807,536 (2024: USD315,976 reversed, 2023: USD253,459 recognized) is recognized during the year. Details of the quantitative disclosures are set out below in this note.

Other receivables

For other receivables, the management makes periodic individual assessment on the recoverability of other receivables based on historical settlement records, past experience, and also quantitative and qualitative information that is reasonable and supportive forward-looking information. The management believes that there is no significant increase in credit risk of these amounts since initial recognition and the Group provided impairment based on 12m ECL. For the years ended December 31, 2025 and 2024, the Group assessed the ECL for other receivables and deposits, USD162,498 allowance (2024: nil) is recognized during the year.

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

The Group’s internal credit risk grading framework comprises the following categories:

Category	Description	Trade receivables	Other financial assets
Low risk	The counterparty has a low risk of default and does not have any past-due amounts	Lifetime ECL – not credit- impaired	12-month ECL
Watch list	Debtor frequently repays after due dates but usually settle in full	Lifetime ECL – not credit- impaired	12-month ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources	Lifetime ECL – not credit-impaired	Lifetime ECL - not credit-impaired
Loss	There is evidence indicating the asset is credit impaired	Lifetime ECL – credit-impaired	Lifetime ECL - credit impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	Amount is written off

The tables below detail the credit risk exposures of the Group’s financial assets, including trade receivables, other receivables, restricted bank deposits, and cash and bank balances, which are subject to ECL assessment:

					2025		2024
	Note	External credit rating	Internal credit rating	12m or lifetime ECL	Gross carrying amount	Allowance for credit losses	Gross carrying amount	Allowance for credit losses
Financial assets at amortized costs					USD	USD	USD	USD
Trade receivables – contract with customers	9	N/A	Low	Lifetime ECL	2,366	(47)	136,006	-
			Watch list	Lifetime ECL	2,517,075	(397,813)	1,405,627	(70,281)
			Doubtful	Lifetime ECL	396,070	(396,070)	96,896	(96,896)
			Loss	Lifetime ECL	99,918	(99,918)	-	-
					3,015,429	(893,848)	1,638,529	(167,177)

Other receivables	9	N/A	Low	12-month ECL	2,134,449	-	2,695,154	-
			Loss	Lifetime ECL	162,498	(162,498)	-	-
					2,296,947	(162,498)	2,695,154	-

Restricted bank deposits		AA	N/A	12-month ECL	253,188	-	592,652	-

Cash and bank balances		AA+	N/A	12-month ECL	966,807	-	2,963,301	-

Note: For trade receivables, the Group has applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime ECL. Except for debtors with credit-impaired balances which are assessed individually, the Group determines the ECL on these items grouped by past due status for trade receivables. When there are indicators that the relevant trade receivables may be credit impaired, the relevant amounts will be assessed for ECL individually.

The Group uses aging to assess the impairment for its customers in relation to its operation because these customers consist of a large number of customers with common risk characteristics that are representative of the customers’ abilities to pay all amounts due in accordance with the contractual terms. Based on the Group’s assessment of historical credit loss experience of the existing debtors and all available forward looking information, the Group does not consider that default occurs for those contractual payments that are more than 90 days past due.

The Group used estimated loss rates based on aging for classes with different credit risk characteristics and exposures, and the estimated loss rates are estimated based on historical observed default rates over the expected life of the debtors and are adjusted for forward-looking information that is available without undue cost or effort. The grouping is regularly reviewed by management to ensure relevant information about specific debtors is updated.

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

As of December 31, 2025, our cash and bank balances amounted to approximately USD1.0 million (2024: USD3.0 million), and our current assets were approximately USD13.8 million (2024: USD20.9 million), and our current liabilities were approximately USD10.6 million (2024: USD18.9 million). Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months from the consolidated financial statement filing date. However, there is no assurance that management will be successful in their plans. There are several factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its services, economic conditions, its operating results not continuing to deteriorate and its bank and shareholders being able to provide continued financial support.

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

	On demand or within 1 year	1 to 2 years	2 to 5 years	Total
	USD	USD	USD	USD

2025
Trade payables	2,805,764	-	-	2,805,764
Other payables	358,789	-	-	358,789
Bank borrowings	5,622,926	-	-	5,622,926
Other borrowings	356,431	-	-	356,431
Amounts due to an ultimate beneficial shareholder	310,696	-	-	310,696
Lease liabilities	42,358	30,742	24,492	97,592
Total	9,496,964	30,742	24,492	9,552,198

2024
Trade payables	1,841,297	-	-	1,841,297
Other payables	778,114	-	-	778,114
Bank borrowings	10,313,887	39,103	-	10,352,990
Other borrowings	1,130,141	-	-	1,130,141
Amounts due to an ultimate beneficial shareholder	1,142,024	12,300,650	-	13,442,674
Lease liabilities	163,912	160,407	374,008	698,327
Total	15,369,375	12,500,160	374,008	28,243,543

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

	2025	2024
	USD	USD

Total debts	10,607,521	31,699,979
Total equity	3,770,851	9,108,092

Debt-to-equity %	281	348

The Group is not subject to externally imposed capital requirements for the years ended December 31, 2025 and 2024.

The Group’s overall strategy remains unchanged from prior year.

(e)	Concentrations

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

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	2025		2024		2023
	USD	%	USD	%	USD	%

Amount of the Group’s revenue:	14,584,171	100.0	16,340,575	100.0	17,673,473	100.0
Customer A	5,498,478	37.7	-	-	-	-
Customer B	2,166,542	14.9	2,311,102	14.1	-	-
Customer C	-	-	3,738,420	22.9	352,182	2.0
Customer D	540,511	3.7	2,965,123	18.1	569,270	3.2
Customer E	-	-	-	-	7,188,782	40.7
Customer F	-	-	-	-	2,445,840	13.8

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	2025		2024		2023
	USD	%	USD	%	USD	%

Amount of the Group’s accounts receivable:	3,015,429	100.0	1,638,529	100.0	4,963,636	100.0
Customer A	1,939,732	64.3	1,104,043	67.4	-	-
Customer B	449,169	14.9	-	-	-	-
Customer C	88,353	2.9	169,616	10.4	13,962	0.3
Customer D	-	-	-	-	2,738,407	55.2
Customer E	-	-	-	-	1,105,487	22.3

25	RECONCILIATIONS OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

	At beginning of year	New leases entered	Advance receipts	Repayments made	Discontinued operation and reclassification	Interest expenses	Exchange difference	At end of year
	USD	USD	USD	USD	USD	USD	USD	USD
2025
Bank borrowings	10,352,990	-	17,720,505	(21,732,687)	(1,567,467)	333,166	516,419	5,622,926
Other borrowings	1,130,141	-	3,331,307	(358,983)	(3,731,483)	71,681	(86,232)	356,431
Amounts due to an ultimate beneficial shareholder	13,442,674	-	845,805	(1,077,865)	(12,911,963)	18,999	(6,954)	310,696
Lease liabilities	583,445	-	-	(46,071)	(452,582)	3,898	5,087	93,777
	25,509,250	-	21,897,617	(23,215,606)	(18,663,495)	427,744	428,320	6,383,830

2024
Bank borrowings	12,819,230	-	31,774,854	(34,685,698)	-	707,746	(263,142)	10,352,990
Other borrowings	664,479	-	963,547	(528,681)	-	30,461	335	1,130,141
Amounts due to an ultimate beneficial shareholder	17,322,288	-	1,524,747	(5,482,537)*	-	73,102	5,074	13,442,674
Lease liabilities	198,268	447,141	-	(77,751)	-	19,955	(4,168)	583,445
	31,004,265	447,141	34,263,148	(40,774,667)	-	831,264	(261,901)	25,509,250

*	included receivables of $4,466,533 offsetting against the amount due to an ultimate beneficial shareholder

26	COMMITMENTS AND CONTINGENCIES

Capital Commitment

The Group has the following capital commitments at the end of the reporting period:

	2025	2024
	USD	USD

Contracted, but not provided for:
Property, plant and equipment	-	42,140

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no material pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of these consolidated financial statements.

27	SUBSEQUENT EVENTS

The Group evaluated all events and transactions that occurred after December 31, 2025 up through April 23, 2026, which is the date that these consolidated financial statements are available for distribution.

CL Workshop Group Limited 2026 Equity Incentive Plan was adopted on January 1, 2026, to promote long-term success, attract and retain key management employees, directors, and consultants, and align interests of such service providers with those of the shareholders. The Plan allows various equity grants.

On March, 2026, the Company completed the sale of an office in Peru that had been classified as held for sale as at December 31, 2025. The sale was completed for total consideration of $640,000.

Other than the events disclosed above, no other material subsequent events have occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

28	DISCONTINUED OPERATIONS AND DISPOSAL OF SUBSIDIARY

On June 30, 2025, the group entered into a sale agreement to dispose of Peru Forestry Management Co, Limited and its subsidiaries, which carried out all of the group’s manufacturing operations. The disposal was effected in order to allow the Group to concentrate its resources on exploring new opportunities and new product mix. After completion of the Disposal, the Group will continue to focus on trading of wood products and exploring new opportunities. The disposal was completed on June 30, 2025, on which date control of Peru Forestry Management Co, Limited and its subsidiaries passed to the acquirer. Details of the assets and liabilities disposed of, and the calculation of the profit or loss on disposal, are disclosed below.

The results of the discontinued operations, which have been included in the profit for the year, were as follows:

	2025	2024	2023
	USD	USD	USD

Revenue	785,639	5,198,772	7,783,302
Expense	(6,658,423)	(12,989,489)	(19,006,403)
Loss before income tax	(5,872,784)	(7,790,717)	(11,223,101)
Income tax expense	-	-	(5,917)
Net gain on sale of discontinued operations, net of applicable income tax	6,433,304	-	-
Net gains (losses) attributable to discontinued operations (attributable to owners of the parent entity)	560,519	(7,790,717)	(11,229,018)

Exchange difference arising from translation of discontinued operations	(50,514)	(121,290)	2,076
Other comprehensive (expenses) income from discontinued operations	(50,514)	(121,290)	2,076

EARNING (LOSS) PER SHARE FROM DISCONTINUED OPERATION – BASIC AND DILUTED	0.00	(0.06)	(0.10)

EARNING (LOSS) PER ADS FROM DISCONTINUED OPERATION – BASIC AND DILUTED (1)	0.03	(0.47)	(0.80)

Notes:

(1)	Each ADS represents eight Class A ordinary shares.

The cash flow information presented below are for the six months ended June 30, 2025 and the year ended 31 December 2024 and 2023

	2025	2024	2023
	USD	USD	USD
Net cash inflow (outflow) from operating activities	3,915,067	(1,847,214)	(452,185)
Net cash outflow from investing activities	(241,020)	(752,366)	(1,150,104)
Net cash (outflow) inflow from financing activities	(927,075)	(1,185,033)	521,411
Net increase (decrease) in cash generated by the discontinued operations	2,746,972	(3,784,613)	(1,080,878)

A gain of $6,433,304 arose on the disposal of Peru Forestry Management Co, Limited and its subsidiaries, being the difference between the proceeds of disposal and the carrying amount of the subsidiary’s net assets.

In addition, on June 30, 2025 the board resolved to dispose of the group’s manufacturing operations and negotiations with interested party have subsequently taken place. The disposal is consistent with the group’s long-term policy to focus its activities on the group’s other businesses. These operations, which are expected to be sold on the same date. The net assets of Peru Forestry Management Co, Limited and its subsidiaries at the date of disposal were as follows:

As at the date of disposal
USD
Net liabilities disposed of	(6,433,303)
Gain on disposal	6,433,304
Total consideration	1

Satisfied by:
Cash	1
Total consideration transferred	1

The gain on disposal is included in the profit for the year from discontinued operations.

29	NON-CURRNET ASSET HELD FOR SALE

Assets classified as held for sales:

	2025	2024
	USD	USD

Non-current assets held for sales:
Land and property	640,000	-
	640,000	-

Land and property held for sale

In December 2025, the director of the company decided to sell a land and property which was originally acquired for an office in Peru operation. The transaction was completed in March 2026.

Non-recurring fair value measurement

Land and property classified as held for sale during the reporting period was measured at the lower of its carrying amount and fair value less cost to sell at the time of the reclassification, resulting in the recognition of a write-down of $394,786 as administrative expenses in the statement of profit or loss. The fair value of the land and property was determined using the quoted market price approach. This is a level 1 measurement under the fair value hierarchy.

